PUBLIC POWER CORPORATION S.A. | ATHENS JUNE 2007

1/1 - 31/12/2006

annual report 2006

PUBLIC POWER CORPORATION S.A. ATHENS JUNE 2007



annual report 2006

TECHNICAL DATA 2006

- **Capacity:**
  12.695 MW

- **Total production:**
  52.1 TWh
  (92% total electricity in Greece)

- **Lignite production:**
  62.5 million tons,
  Second largest lignite producer in the EU

- **High - voltage transmission lines in the interconnected system:**
  11,650 km
  Four interconnections with neighbouring countries and one under construction

- **Medium and low - voltage distribution lines:**
  210,200 km

- **Retail customers:**
  7.2 million, and
  Medium- and high-voltage customers:
  8.7 thousands,

- **Customer service offices:**
  277

FINANCIAL DATA 2006

(According to IFRS)

- **Total Assets:**
  € 12.9 billion

- **Equity:**
  € 5.1 billion

- **Revenues:**
  € 4.8 billion

- **EBITDA:**
  € 740 million

- **Profit before Tax:**
  € 42 million

- **Market Capitalisation (31.12.206):**
  € 4.5 billion

- **Employees:**
  26,208

CONTENTS

Part A

Part B



I. SELECTED FINANCIAL AND OPERATING DATA

The following table shows selected consolidated financial data, which are in accordance with IFRS, for the two years ended 31st December:

SUMMARY FINANCIALS (Euro million)	2006	2005	Δ%
Total Revenues	4,787.4	4,290.9	11.6 %
EBITDA	739.7	900.7	-17.9%
EBITDA Margin	15.5 %	21.0 %	
Profit before taxes and Financial Expenses	163.1	337.2	-51.6%
Margin	3.4%	7.9%	
Net Income	22.1	129.8	-83%
EPS (in Euro)	0.10	0.56	-83%
No of Shares (million)	232	232	
Net Debt	3,755.4	3,754.8	

SUMMARY BALANCE SHEET AND CAPEX (Euro million)	2006	2005	Δ%
Total Assets	12,938.1	12,662.6	2.2%
Total Equity	5,078.4	5,165.2	-1.7%
Capital Expenditure	713.3	739.2	-3.5%

2. COMPANY INFORMATION

2.1 GENERAL INFORMATION

We are the largest electricity generator in Greece. We were established in 1950 and we were incorporated as a Société Anonyme on 1st January 2001, under the Liberalisation Law (2773/1999). Until January 2001 we were wholly owned by the Hellenic Republic.

We have our corporate seat in the Municipality of Athens, Greece. Our executive offices are at 30 Chalkokondyli Street, 104 32 Athens, Greece.

In December 2001, following an increase of share capital and an offering of existing shares held by the Hellenic Republic, PPC's shares were listed on the Athens Exchange. In parallel, GDRs were admitted to London Stock Exchange.

The Hellenic Republic further reduced its stake in PPC through secondary offerings In December 2002 and October 2003 and now holds 51.12% of our company's share capital.

In 2001, the Company, as part of our transformation into a commercial entity capable of competing in a liberalized market, adopted an organizational structure, which more closely reflects our core business operations.

Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer.

2.2 OVERVIEW OF COMPANY'S ACTIVITIES

We are Greece's largest electricity generator, the sole owner of transmission assets and currently the sole distributor of electricity in the country, providing electricity to approximately 7.2 million customers as at 31st December 2006. As of February 2001 with the liberalization of the electricity market (Law 2773/1999), the responsibility for the transmission of electricity was transferred to the Hellenic Transmission System Operator S.A. ("HTSO") a Societé Anonyme established for that purpose, while the electricity market (production, transmission and distribution) is regulated by RAE which is an independent authority. During 2006, we generated approximately 92% of the 56.7TWh of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets. At the end of 2006 total sales reached € 4,79 million and profits from operations € 163 million (Profit before taxes and financial expenses). As at 31st December 2006, we had an installed generating capacity of 12,695 MW.

The following table shows selected operating data for our electricity operations for the three years ended 31st December 2004, 2005 and 2006:

YEAR ENDED 31st DECEMBER	2006	2005	2004
Installed Capacity (MW)	12,695	12,276	12,224
Net Production (TWh) (1)	52.1	52.9	52.5
Electricity sold to end customers (TWh) (2)	54.7	51.8	52.0
Customers (in million)	7.2	7.1	7.0
Number of employees	26,208	27,278	28,019
Customers served per employee	276	260	249
Electricity sold per employee (MWh)	2,088	1,900	1,857

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.

(2) Including sales to our mines and exports.

The demand and generation of electricity differs throughout the country.

Most of the country's electricity is generated at power plants in Northern Greece, in close proximity to the majority of our lignite mines, which is our primary fuel source.

Some of the islands, in close proximity to the mainland, such as the Ionian islands and certain Aegean islands, are connected to the mainland transmission system through submarine cables ("the interconnected system").

The remaining islands, which are referred to as "the autonomous islands", are served by autonomous generating power plants (principally fuel oil-fired) but also use some wind-powered facilities. Most of the power plants on the autonomous islands are small, reflecting the populations they serve, although our plants on Crete and Rhodes are considered large plants .

3. ORGANISATIONAL STRUCTURE, BOD AND MANAGEMENT, EMPLOYEES

3.1. ORGANIZATIONAL STRUCTURE



EXTERNAL FINANCIAL AUDIT
BOARD OF DIRECTORS
INTERNAL AUDIT
CEO
MANAGEMENT BOARD
HEADQUARTERS DEPARTMENTS
SUPPORT UNITS
FINANCIAL BUSINESS UNIT
HUMAN RESOURCES & ORGANIZATION BUSINES UNIT
MINES BUSINESS UNIT
GENERATION BUSINESS UNIT
TRANSMISSION BUSINESS UNIT
DISTRIBUTION BUSINESS UNIT
SUPPLY BUSINESS UNIT

3.2 BOARD OF DIRECTORS AND MANAGEMENT

Our Board of Directors is the supreme administrative body of the Company and is ultimately responsible for the overall management of the Company.

The Chief Executive Officer together with the General Managers form the executive committee, which is responsible for the co-ordination and efficient operation of our business, our administration, the performance of each business unit and the implementation of the board of directors' decisions.

The Board of Directors on 31.12.06 consisted of:

Kyriakopoulos Constantine	Chairman
Maniatakis Dimitrios	Chief Executive Officer
Athanasia Paraskevi	Member
David Charalambos	"
Theodoropoulos Spiridon	"
Loftsalis Panagiotis	"
Magirou Evangelos	"
Manos Ioannis	"
Mergos George	"
Panagopoulos Ioannis	"
Petrou Anastasios	"

After the resignations of the Chairman Mr. Konstantinos Kyriakopoulos and the Chief Executive Officer Mr. Dimitrios Maniatakis, Mr. Panagiotis (Takis) Athanasopoulos was elected as the new Chairman and Chief Executive Officer of PPC S.A.

On March 13th 2007, the current Board of Directors was formed as follows:

Athanasopoulos Panagiotis	Chairman BoD / C.E.O./ executive member
Chatziargyriou Nikolaos	Vice Chairman BoD - executive member

Members

Giannidis Ioannis	representative of the minority /independent - non executive member
David Charalambos	independent - non executive member
Cortessis Michael	representative of the minority /independent - non executive member
Marinidis George	representative of employees /non executive member
Magirou Evangelos	independent - non executive member
Mergos George	independent - non executive member
Michalos Constantine	independent - non executive member
Panagopoulos Ioannis	representative of the OKE(*)/ independent - non executive member
Tsarouchas Ioannis	representative of employees / /non executive member

OKE:Greek Economic and Social Committee

The General Managers of PPC S.A. are:

Angelopoulos George, Chief Financial Officer (CFO), Economist

Antonopoulos Grigoris, General Manager of Human Resources & Organization, Mechanical-Electrical Engineer

Bousdekis Dimitrios, General Manager of Transmission, Mechanical-Electrical Engineer

Kollias George, General Manager of Supply, Mechanical - Electrical Engineer

Lathouris Dimitrios, General Manager of Distribution, Mechanical-Electrical Engineer

Melas Konstantinos, General Manager of Mines, Mining Engineer

Mizan Avraam, General Manager of Generation, Electrical Engineer.

3.3 EMPLOYEES

The total workforce consisted of 26,211 employees at 31st December 2006. The following table shows a breakdown of employees by category on the dates indicated:

31st DECEMBER	2006	2005
Category:		
Administration	2,688	2,789
Generation	6,200	6,443
Transmission	1,525	1,589
Distribution	10,285	10,691
Mining	5,510	5,766
Total	26,208(1)	27,278 (2)

(1) Excluding 137 employees transferred to the HTSO
(2) Excluding 149 employees transferred to the HTSO

4. SHARE CAPITAL, SHARE, SHAREHOLDING, DIVIDEND

4.1 SHARE CAPITAL

PPC's share capital amounts to €1,067,200,000, divided into 232,000,000 common shares of € 4.60 per value each.

In the past three years there has been no change in the share capital of the Company.

4.2 SHARE

Our shares are traded in the "Big Cap" category of Athens Exchange (ATHEX), while in the London Stock Exchange they are traded in the form of Global Depositary Receipts (GDRs).

Our shares are included in the ATHEX Composite Share Price Index, the FTSE/ATHEX-20, the FTSE/ATHEX-140, the FTSE Med 100, FTSE/ ATHEX International, the FTSE/ ATHEX Utilities as well as in a number of other indices as those of MSCI Greece and Dow Jones Stoxx.

4.3 SHAREHOLDING

The Company's shareholding structure as at 31st December 2006 was as follows:

SHAREHOLDERS	(%)
HELLENIC REPUBLIC	51.12
PPC Personnel insurance Organization (PIO)	3.81
OTHER FREE FLOAT	45.07
TOTAL	**100.00**

We are not aware of any shareholders, other than the Hellenic Republic, our Pension Fund, PICTET AND Co GEVENA SWITZERLAND and the AXA SA Group which hold an amount greater than 3% of our share capital.

The Members of our Board possessed on 31.12.2006 globally 0.00188% of PPC's share capital.

4.4 DIVIDEND

The Board of Directors of PPC S.A. decided to propose during the Annual General Meeting a dividend of € 0.16 per share for the year 2006.

5. ASSOCIATES AND SUBSIDIARIES

The following diagram presents the participation of PPC S.A. in other companies as at 31/12/2006:


PPC S.A.
100%
100%
49.00%
28.60%
100%
100%
50%
PPC RHODES S.A.
(Former KOZEN HELLAS S.A)
PPC RENEWABLES S.A.
HTSO S.A.
HELLENIC TRANSMISSION SYSTEM OPERATOR S.A.
LARCO S.A.
GENERAL MINING AND METALLURGICAL S.A.
PPC TELECOMMUNICATIONS S.A.
PPC CRETE S.A.
SENCAP S.A.
50% - 1 share
49.00%
49.00%
PPC RENEWABLES S.A.
DIEKAT ENERGY
MYHE GITANI S.A.
PPC RENEWABLES S.A.
TERNA ENERGY S.A.
WIND-PPC HOLDING NV
49.00%
49.00%
49.00%
100%
PPC RENEWABLES S.A.
ROKAS S.A.
PPC RENEWABLES S.A.
ELLINIKI TECHNODOMIKI TEB-AEIFOROS ENERGIAKI S.A.
PPC RENEWABLES S.A.
ENERGY S.A.
TELLAS S.A.

It should be mentioned that main shareholder of the company is the Greek state. For more information about the subsidiaries and affiliated companies of PPC S.A., please see Part II of the Annual Report, "Notes on the Financial Reports", paragraphs 15,16 & 17.

[redacted]



I. REPORT OF THE BOARD OF DIRECTORS

EXECUTIVE SUMMARY OF THE BOARD OF DIRECTORS OF PUBLIC POWER CORPORATION S.A. (PPC S.A.) AND GROUP PPC ON THE RESULTS OF THE FISCAL YEAR 2006

Dear Shareholders,

We hereby submit the financial statements of the Parent Company, for the year ended 31.12.2006, as well as our comments on the previously mentioned statements, according to the Company's statutes, for your approval.

The Group's subsidiaries which are consolidated in the Group's financial statements are the following: "PPC Telecommunications S.A.", "PPC Renewables S.A.", "PPC Rhodes S.A" and "PPC Crete S.A.". "PPC Rhodes S.A" and "PPC Crete S.A." are under liquidation.

Based on L. 2190/1920 article 134, PPC S.A. prepared the financial statements for the year ended 31.12.2005 (fifth fiscal year), in accordance to International Accounting Standards (IAS).

According to L. 2773/1999 for the liberalization of the Greek energy market, Public Power Corporation, was transformed into a societe anonyme, effected on January 1, 2001 with share capital at December 31, 2006 amounted to Euro 1,067,200,000.00 divided in 232 million common shares of a nominal value of Euro 4.60, each.

Until the enactment of L. 2773/99 for the liberalization of the energy market, PPC was functioning as a wholly state owned utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In August 2003, Law 3175 was enacted, which partially amended L. 2773/99 and partially incorporated the provisions of Directive 2003/54 EC into Greek Legislation.

Based on L. 3175/03, a generation authorization of a total capacity of 1,600 MW is granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in cold reserve and their management is conducted in compliance with the Grid Code and is undertaken by the Hellenic Transmission System Operator (HTSO) on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.

In the context of implementing the provisions of L. 2773/99 and L. 3175/03 the Ministry of Development issued in May 2005, the Grid Control and Power Exchange Code for Electricity.

Finally in December 2005, L. 3426 (acceleration of the procedures for the liberalization of the Greek energy market and further definition of PPC'a unbundling obligations) was enacted, whose main provisions, are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception of micro-isolated networks which are part of non-interconnected islands (under the condition that such granting will be approved by the European Union). As far as the above mentioned micro-isolated non-interconnected islands are concerned, with the exception of generation from renewable energy sources, hybrid plants and auto producers, generation and supply licenses are granted exclusively to PPC. PPC is responsible for the supply of the micro-isolated networks and for the safeguarding of their long term operation.
- There will be a tender process by the HTSO for generation capacity contracts and adequate reserve power. Initially the maximum volume of generation capacity contracts is designated for up to a total of 900 MW and relates to capacity commissioned up to 31.12.2010. PPC may only participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during that time period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after 31.12.2010.
- Ownership of the national grid ("transmission system" and "distribution network") remains exclusively with PPC. PPC, as owner of the distribution network, accepts the applications for connecting to the network, operates, develops and

maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.

- Provides for the operational unbundling of PPC's activities in Generation, Transmission, Distribution and Supply.
- PPC, as owner of the Distribution Network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.
- Until July Ist, 2007, the existing Transmission System Operator (HTSO), will be renamed into Hellenic Transmission and Distribution Systems Operator (HTDSO) and will undertake the operation of the Distribution system as well.
- PPC is appointed as the Operator for the non – interconnected islands. PPC is obliged to functionally unbundle its activities of generation, transmission, distribution and supply for the non – interconnected islands.
- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the micro isolated islands' consumers. As of July 1, 2007, all consumers will be considered eligible customers with the exception of micro isolated islands' consumers whose supply of energy will be done exclusively by PPC.
- The Minister of Development, by a Decision to be issued within six months from the publication of Law 3426/05, shall define Public Service Obligations, as well as the holders of licenses granted under the provisions of Law 2773/99, who shall be liable to provide them.

  The Minister of Development, by a Decision to be issued following a relevant opinion by RAE within 3 months from the issuance of the Decision mentioned in the previous paragraph, shall define the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them.

  The amount of the above mentioned compensation due for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to those services.

Turnover Analysis

Revenues of the Parent Company for the year 2006 amounted to Euro 4,787.4 million, approximately, presenting an increase of Euro 496.5 million or 11.6%, compared to 2005.

In particular, revenues from energy sales for 2006 amounted to Euro 4,442.6 million compared to Euro 3,965.3 million in 2005, with an increase of 12.0%. The quantities of energy sold amounted to 53,754 GWH compared to 50,827 in 2005 presenting an increase of 2,927 GWH or 5.2% compared to 2005.

The Parent Company's income from energy exports amounted to Euro 47.4 million.

As far as tariffs is concerned, the Ministry of Development has approved an average increase at the price of energy of 4.8% since August Ist, 2006 for all tariffs excluding individual tariffs for LARKO and ALUMINIUM .The Parent Company's clients exceeded 7 million.

Profit before tax for the Group amounted to Euro 42.0 million, approximately. The corresponding figure for the year ended December 31, 2005 amounted to Euro 195.5 million, approximately. The corresponding figures for the Parent Company amounted to Euro 76 million, approximately for the year ended December 31, 2006 and Euro 208.8 million, approximately for the year ended December 31, 2005.

Earnings for the Parent Company have been reduced due to a 22% increase in the expense for liquid fuel, a 33.5% increase in the expense for natural gas in comparison to 2005 and a 118.3% increase in the expense for energy purchases in comparison with 2005.

It must be noted that tariffs increased only by 4.8% in August 2005.

The issuance of the common Ministerial Decision 36028/1604 (Official Gazette 1216/B/01.09.2006) finalized the Greek National Allocation Plan for the first trading period 2005 – 2007.According to the above mentioned National Allocation Plan (NAP), PPC has been allocated for the period 2005 - 2007 emission allowances of 159,131 kt CO_2.

In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants.

The annual CO_2 emissions reports verification for 2005 for PPC's bound plants has been completed successfully in March 2006 by accredited third party verifiers.

Consequently, there is a shortage of emission allowances for 2005 amounting to 364 kt CO_2.

The total CO_2 emissions from PPC's bound plants for 2006 that are under verification amounts to 50,483 kt CO_2.

The allocation of emission allowances will be considered final, both for years 2005 and 2006, after the Greek competent authority settles PPC's request for additional emission allowances to "Unknown New Entrance Units". There is no emission allowances allocated to these units in NAP 2005 – 2007, since these units operated urgently to cover summer peak demands.

It should also be noted that, PPC's active debt management through the substitution of more cost expensive existing financings from new borrowings with more favorable terms combined with the use of flexible financial tools, resulted in the decrease in financial expenses by Euro 5.3 million (4.1%) compared to 2005, from Euro 128.5 million in 2005 to Euro 123.2 million in 2006 , despite the increase in the level of debt from Euro 3,833 million in 2005 to Euro 3,847 million in 2006 and the beginning of the gradual increase of floating interest rates in Euro zone.

In 2006, the shareholders of the Parent Company received dividends that amounted to Euro 116 million (Euro 0.50 per share).

For the fiscal year 2006, the Board of Directors will propose to the General Shareholders' Meeting the approval of dividend payment Euro 0.16 per share, that amounted to Euro 37,120,000.

Debt Evolution

The Parent Company's debt was increased by Euro 14 million compared to 2005, from Euro 3,833 million to Euro 3,847 million in 2006, despite the decrease in profits and the significant increase of floating interest rates in Euro zone.

Accordingly, net debt (total debt minus cash & cash equivalents minus marketable securities) increased from Euro 3,754.8 million at 31.12.2005 to Euro 3,755.4 million at 31.12.2006, showing little change.

Consequently, net debt/equity ratio improved and reached 0.73.

The company in order to achieve low cost financing through the use of new financial instruments continued its activity in the bond market under the provisions of Law 3156/2003 by issuing 9 bonds with a total amount of Euro 550 million.The company at the same time issued a loan amounting to Euro 100 million concluded with the European Investment Bank.

Finally, the Company entered into 1 interest rate swap, from floating to fixed interest rate, totaling Euro 75 million. Such a swap is part of the Company's general policy for managing debt, the stabilization of its financing cost and the protection against the risk of further increases in the interest rates.

In July 2006 the Parent Company's Board of Directors decided that a guarantee would be issued in favour of Tellas, an associate company, in connection with a bond of Euro 50 million to be concluded by Tellas. The issue of the bond took place on July 31, 2006 and the proceeds were used for the full repayment of existing loans amounting to Euro 30 million, for which the Parent Company had originally provided its guarantee.

Capital Expenditure and Supplies' Rationalization

The Parent Company has continued the effort for rationalisation of its capital expenditure by proceeding, initially, with those investments included in its strategic planning and development, aiming at ameliorating the exploitation of the available resources.

Furthermore, the Company has continued the program of restructuring and reducing the elastic operating costs, by exploiting all the potentials in order to meet its goal for efficiency improvement.

The total capital expenditures of the year amounted to Euro 713.3 million and are distributed in Euro 98.7 million to Mines Sector, Euro 219.9 million to Production sector, Euro 101.6 million to Transmission Sector, Euro 282.9 million to Distribution Sector and Euro 10.2 million to activities of the in Headquarters Departments.

Mines Business Unit

Works for the opening of the new mine, named "Dimitrios Ypsilantis", and the conveyor belts distribution started during 2006.

Also, a major part of stream Soulou diversion of has been completed.

The development of "Klidi" mine is continued and lignite production is expected to begin during the second half of 2007.

In the context of environmental rehabilitation, the infrastructure of the mined-out areas was completed, in order for the Ptolemais mines to acquire ISO certification.

The erection of the third branch of the conveyor belts in Mavropigi mine was completed.

Generation business unit

The construction of a new Combined Cycle Unit in Lavrion Power Plant, natural gas fired and 385,25 MW total power, was completed and put in commercial operation in April 2006.

The performance tests of the new Unit were completed successfully before the commencement of the Temporary Acceptance procedure.

The installation of two thermal electric Units of 46,6MW each is currently under development. The progress of the project is approximately by 50% completed.

The two new Units at Atherinolakkos Power Plant shall use heavy fuel oil of low sulfur content and will be capable of using natural gas as well. Efforts to expedite the progress of the construction project are expected to result to the commencement of the Commercial Operation of the first Unit by August 2007.

The international Tender for retrofitting of a flue gas desulphurization plant in Unit III at Megalopolis Power Plant was completed and the contract was awarded to Alstom Power Italia S.p.A. The Contract was signed in June 2006; the project is currently under development and is expected to be completed by 2008.

The installation of new electrostatic filters and the upgrade of existing ones in the Units I,II,III & IV in Ag. Dimitrios Power Plant is progressing as scheduled. Relevant works of the electrostatic filters of Units I,II are completed.

The construction of the hydro electric projects of Ilarion, Metsovitiko, Papadia Dam, Ag.Barbara and Smokovo are progressing as scheduled.

The Inquiry documents of the international open Tender for the new 370-420MW natural gas Combined Cycle Unit at Aliveri Power Plant have been completed and the Inquiry was published in August 2006. Offers were submitted on 01.11.2006 and their technical evaluation is in progress. The Contract is expected to be signed within the second trimester of 2007 and the Unit will be in operation by the summer of 2009.

Transmission Business Unit

Approximately 375 km of new transmission lines have been constructed and new high voltage substations have been developed.

Construction of the interconnection lines, between Greece and Turkey and Greece and FYROM, have begun and are already showing remarkable progress.

The program of replacing old substation equipment in order to improve the reliability of the Transmission system, is continued.

In order to ensure a safe and healthy working environment equipment that contains toxic materials is being removed.

Distribution Business Unit

Replacing of old metering devices for Medium Voltage Customers with new electronic ones, has been completed.

Upgrading and expansion of the existing networks is continued.

The Subsidies that the Company obtained for 2006 from the European Union or the Greek State, through the investment budget of the Hellenic Republic, amounted to Euro 8.5 million, out of which the amount of Euro 3 million was obtained through the 3rd EU Investment Program in order to fund the following projects : a) metering devices for Medium Voltage Euro 1.9 million, b) long distance system conducts for Generation and Transmission Euro 1 million and c) registering of transitional phenomenons Euro 2.6 million.

Significant events for the year 2006

- In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision No 3074-P of July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline for December 11, 2006. The deadline was further extended twice for February 9, 2007 and April 10, 2007. The negotiations are currently under way.
- As far as, the use of PPC's real estate property, is concerned, the full and systematic recording for the efficient use of PPC's real estate property, has been assigned to a group of advisors. Between others, there will be a study dealing with the problems resulting from the fragmentation of administrative and other divisions of the Company, with their relocation in new building areas, in order to achieve efficiency and reduction of rent payments.
- A tender is currently under way for Third Party Insurance of the members of Board of Directors, of Management Council and Directors and Officers liability. At the same time a process to select insurance companies that will carry out insurance on liabilities that may arise from its property, plant and equipment operations and liabilities against third parties.
- In the context of PPC's new Business Plan for the period 2006-2010, the Board of Directors approved, in July 2006, PPC's participation in a Societe Anonyme for investment, development and management of energy sector projects. The new company's object is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey and selectively in the Mediterranean area. In addition, the Board of Directors approved, in July 2006, the Business Strategy Plan for the 2006 -2011 period for the Holding Company SENCAP S.A. ("SENCAP"), as well as the payment of an amount of Euro 5,030 million for PPC's initial participation in the SENCAP's share capital, in order to cover for operational costs by the end of 2007. Finally, in August 2006, the Board of Directors approved the new Shareholders' Agreement according to which PPC

and Contour Global will each participate by 50% in the SENCAP's share capital, which will amount to Euro 600 million for the next five years with corresponding voting rights.

- In the context of PPC's right to replace old units with a capacity up to 1600 MW, its Board of Directors has decided for the Parent Company to take all necessary actions towards RAE and the Ministry of Development, in order to define the additional terms and prerequisites for a Combined Circle Unit with a capacity of 400 MW, using natural gas as a fuel, which will be implemented in Megalopolis Power Plant and which will be finished by the end of 2011.
- PPC's Board of Directors approved PPC's participation in the share capital increase of the National Bank of Greece, exercising its right as an existing shareholder in order to purchase 384,750 new common shares with a nominal value of Euro 22.11 per share, for which PPC paid Euro 8,507 in July 2006.
- In March 2006, PPC's Board of Directors approved the common participation of PPC and Contour Global, in the tender process for the privatization of one power plant and one mine, in Pljevlja in Montenegro, under the condition that the participation of PPC in the final phase of the tender will prove to be favourable after the completion of special audits. After the completion of these audits the Board of Directors with its resolution 114/22.5.2006 decided that PPC will not participate in the tender. As a result no binding offer was submitted.
- In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, thus creating a joint venture in order to commonly participate in a tender of the Ministry of Energy and Mines of Kossovo's Temporary Self Administration. The above mentioned Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed by late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kossovo's Ministry of Energy and Mines announced that the joint venture formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender.
- SENCAP S.A. participated in the preliminary stage of a tender by FYROM's Ministry of Finance for a power station in Negotino and was preselected to the next phase. Fyrom's competent authorities wish to privatise the existing oil fired station with an installed capacity of 219 MW as well as the construction of a new power station with an installed capacity of 300, in the Negotino area, as well.
- The Parent Company's Board of Directors has accepted Chief Financial Officer, Mr. Grigoris Anastasiadis' resignation and has assigned Financial Manager Mr. Georgios Angelopoulos to temporarily replace him, until the new Chief Financial Officer is appointed. In December 2006 the Parent Company's Board of Directors has ratified the election of Mr. Georgios Angelopoulos as Chief Financial Officer.
- In November 2006, the Parent Company's Board of Directors has ratified the election of Mr. Grigorios Antonopoulos as General Manager for Human Resources and Organization.
- In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".
- In September 2006, the Parent Company's Board of Directors has approved PPC's participation in a tender for the lease of research and exploitation of mineral rights in a public extractive area, which is located in Vevi, in the Florina prefecture. The Parent Company has submitted its offer and the evaluation process is continued.
- PPC's Board of Directors, by its Decision 2/10.01.2006, approved lump sum payments of up to 20 monthly wages to employees who would retire voluntarily until December 31, 2006, subject to terms specified in the above mentioned Decision. In the period ended December 31, 2006, 139 employees filed application for voluntary retirement and the total amount recognized in the statement of income amounted to Euro 12,5 million, approximately.
- Contracts that ensured a favorable pricing regime for the companies Alouminion and Larco have expired at March 31, 2006 and at March 30, 2006, respectively. From that date onwards and until December 31, 2006, both companies have

been invoiced according to High Voltage A150 invoice. Alouminion has filed an injuction in order to continue with the above mentioned favorable pricing regime, which was heard before the court in September 29, 2006 and the court's decision, which was issued in January 2007, obliged PPC to return to the prior invoicing regime until Alouminion's case is heard before the courts. Larco continues to be invoiced according to High Voltage A150 invoice.

Athens, March 27, 2007

The Board of Directors

2. PUBLIC POWER CORPORATION S.A.
Consolidated and Separate Financial Statements

December 31, 2006

In accordance with International Financial Reporting Standards adopted by the European Union

The attached separate and consolidated financial statements have been approved by the Board of Directors of Public Power Corporation S.A. March 27, 2007 and they are available on the web site of Public Power Corporation S.A. at **www.dei.gr.**

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN	CHIEF FINANCIAL OFFICER	CHIEF ACCOUNTANT
PANAGIOTIS J. ATHANASOPOULOS	**NIKOLAOS D. CHATZIARGYRIOU**	**GEORGE C. ANGELOPOULOS**	**XENOPHON A. PRINOS**

INDEX TO THE FINANCIAL STATEMENTS

ENGLISH TRANSLATION FROM THE GREEK ORIGINAL INDEPENDENT AUDITORS' REPORT

To the shareholders of Public Power Corporation S.A.:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Public Power Corporation S.A. ('the Company') and its subsidiaries ("the Group") and the Company's separate financial statements, which comprise the balance sheets of the Group and the Company as at December 31, 2006, and the income statements, statements of changes in equity and cash flow statements of the Group and the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated and Company's separate financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (EU). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated and Company's separate financial statements based on our audit. Except as discussed in the following paragraph, we conducted our audit in accordance with the Greek Auditing Standards, which are based on International Standards of Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

As further discussed in Note 16 to the consolidated financial statements, the Group recognized the share of profit in one of its associates of Euro 9.2 million through the application of the equity method. This amount was determined by using unaudited financial information prepared under different accounting policies and methods than those applied by the Group. As a result, we are not in a position to assess whether the above amount is correctly determined.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor

considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary on the consolidated financial statements, had we been able to satisfy ourselves as to application of the equity method on one of the Group's associate, the consolidated and the Company's separate financial statements present fairly, in all material respects, the financial position of the Group and the Company as of December 31, 2006, and the financial performance and the cash flows of the Group and the Company for the year then ended in accordance with International Financial Reporting Standards that have been adopted by the European Union.

Report on Other Legal and Regulatory Requirements

The Board of Directors' Report is consistent with the aforementioned consolidated and separate Company financial statements.

Athens, March 29, 2007

The Certified Auditor Accountants

Dimitris Constantinou	Vassilios Kaminaris
SOEL No. 16201	SOEL No. 20411

Ernst & Young (Hellas) S.A.
Certified Auditors Accountants
(SOEL No. 107)
11th Klm Nt Rd Athens Lamia
144 51 Metamorfosi

ERNST & YOUNG

STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Note	Group 2006	Group 2005 (restated)	Company 2006	Company 2005 (restated)
REVENUES:					
Revenue from energy sales	4	4,442,629	3,965,288	4,442,629	3,965,288
Other	4	344,774	325,572	344,774	325,572
		4,787,403	**4,290,860**	**4,787,403**	**4,290,860**
EXPENSES:					
Payroll cost	5	1,044,473	975,443	1,040,900	972,165
Lignite		705,745	678,898	705,745	678,898
Liquid Fuel		733,251	601,329	733,251	601,329
Natural Gas		524,179	392,513	524,179	392,513
Depreciation and Amortization	6	495,795	484,614	490,474	479,352
Energy purchases		523,837	239,995	533,547	249,230
Materials and consumables		93,816	103,342	93,816	103,342
Transmission system usage	17	285,445	269,279	285,445	269,279
Utilities and maintenance		88,466	78,805	88,466	78,805
Third party fees		26,154	21,510	26,154	21,510
Emission allowances	36	13,789	12,603	13,789	12,603
Provision for risks		(1,868)	(397)	(1,868)	(397)
Provision for slow – moving materials	18	3,051	6,529	3,051	6,529
Allowance for doubtful balances		27,715	22,006	27,715	22,006
Actuarial Provision		5,782	3,080	5,782	3,080
Financial expenses	7	167,318	154,747	167,315	154,745
Financial income	8	(34,308)	(32,919)	(34,214)	(32,709)
Other (income) expenses, net	9	54,687	64,048	53,479	63,098
Reversal of impairment loss on associate		-	-	(37,032)	-
Impairment loss on subsidiaries		-	-	1,225	-
Share of (profit)/ loss of associates and joint ventures	15, 16	(2,120)	13,214	-	-
Foreign currency (gains) losses, net		(9,795)	6,719	(9,795)	6,719
PROFIT BEFORE TAX		**41,991**	**195,502**	**75,979**	**208,763**
Income tax expense	10	(19,907)	(65,751)	(26,767)	(62,954)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**22,084**	**129,751**	**49,212**	**145,809**
Profit after tax from disposal group	11	-	-	215	152
PROFIT FOR THE YEAR		**22,084**	**129,751**	**49,427**	**145,961**
Earnings per share, basic and diluted		0,10	0,56	0,21	0,63
Weighted average number of shares		**232,000,000**	**232,000,000**	**232,000,000**	**232,000,000**

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

		Group		Company	
ASSETS	**Note**	**31/12/2006**	**31/12/2005 (restated)**	**31/12/2006**	**31/12/2005 (restated)**
Non – Current Assets:					
Property, plant and equipment, net	12	11,224,946	11,175,439	11,168,136	11,175,434
Intangible assets, net	13	25,937	23,001	25,937	23,001
Investments in subsidiaries	14	-	-	65,574	65,098
Investments in joint ventures	15	17	-	30	-
Investments in associates	16	13,030	4,544	37,176	144
Other non- current assets		5,300	7,495	5,299	7,495
Total non-current assets		**11,269,230**	**11,210,479**	**11,302,152**	**11,271,172**
Current Assets:					
Materials, spare parts and supplies, net	18	602,520	557,834	602,031	557,834
Trade receivables, net	19	790,948	695,072	790,948	695,072
Other receivables, net	20	149,443	86,545	150,520	87,209
Income tax receivable		18,695	20,709	18,695	20,709
Other current assets		11,878	13,631	11,878	13,631
Available for sale financial assets	21	55,902	40,203	55,902	40,203
Cash and cash equivalents	22	35,537	38,176	31,535	29,351
Derivative asset	28	3,936	-	3,936	-
		1,668,859	1,452,170	1,665,445	1,444,009
Assets of disposal group classified as "held for sale"	11	-	-	57,296	-
Total Current Assets		**1,668,859**	**1,452,170**	**1,722,741**	**1,444,009**
Total Assets		**12,938,089**	**12,662,649**	**13,024,893**	**12,715,181**
EQUITY AND LIABILITIES					
EQUITY:					
Share capital	23	1,067,200	1,067,200	1,067,200	1,067,200
Share premium		106,679	106,679	106,679	106,679
Legal reserve	24	42,464	40,398	42,464	40,398
Revaluation surplus		4,175,422	4,175,422	4,175,422	4,175,422
Reversal of fixed assets' statutory revaluation surplus included in share capital	12	(947,342)	(947,342)	(947,342)	(947,342)
Other Reserves	25	246,017	256,265	246,017	256,265
Retained earnings		387,991	466,529	467,898	519,095
Total Equity		**5,078,431**	**5,165,151**	**5,158,338**	**5,217,717**
Non-Current Liabilities:					
Interest bearing loans and borrowings	27	2,695,987	3,197,083	2,695,834	3,197,083
Post retirement benefits	29	237,855	230,698	237,855	230,698
Provisions	30	203,560	206,734	203,560	206,734
Deferred tax liabilities	10	281,891	267,293	288,839	267,293
Deferred customers' contributions and subsidies	31	1,691,876	1,559,507	1,685,444	1,559,507
Other non-current liabilities	32	458,256	415,333	458,256	415,333
Total Non-Current Liabilities		**5,569,425**	**5,876,648**	**5,569,788**	**5,876,648**
Current Liabilities:					
Trade and other payables	33	939,846	803,264	939,795	803,230
Short – term borrowings	34	117,600	143,900	117,600	143,900
Current portion of interest bearing loans and borrowings	27	1,033,203	492,180	1,033,135	492,180
Derivative liability	28	-	13,827	-	13,827
Dividends payable	26	212	183	212	183
Accrued and other current liabilities	35	199,372	167,496	199,372	167,496
Total Current Liabilities		**2,290,233**	**1,620,850**	**2,290,114**	**1,620,816**
Liabilities directly associated with assets classified as "held for sale"	11	-	-	**6,653**	-
Total Liabilities and Equity		**12,938,089**	**12,662,649**	**13,024,893**	**12,715,181**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus
Balance, December 31, 2004	**1,067,200**	**106,679**	**33,319**	**3,145,640**
Adjustments (note 3.1.e)	-	-	-	-
Balance, as revised, December 31, 2004	**1,067,200**	**106,679**	**33,319**	**3,145,640**
Application of IFRIC 1	-	-	-	-
Amendments of 2004 asset revaluation (note 12)	-	-	-	(17,056)
Revaluation surplus of machinery, technical works, transportation means, furniture and software (note 12)	-	-	-	1,403,590
Deferred tax on revaluation (note 12)	-	-	-	(356,752)
Fair value reserve on available for sale financial assets (note 21)	-	-	-	-
Total income and expense for the year recognized directly in equity	-	-	-	1,029,782
Net income for the year	-	-	-	-
Transfers	-	-	7,079	-
Dividends	-	-	-	-
Balance, as revised, December 31, 2005	**1,067,200**	**106,679**	**40,398**	**4,175,422**
Fair value reserve on available for sale financial assets (note 21)	-	-	-	-
Total income and expense for the year recognized directly in equity	-	-	-	-
Net income for the year	-	-	-	-
Transfers	-	-	2,066	-
Dividends	-	-	-	-
Other movements	-	-	-	-
Balance, December 31, 2006	**1,067,200**	**106,679**	**42,464**	**4,175,422**

The accompanying notes are an integral part of these financial statements

		Other Reserves			
Reversal of Fixed Assets Statutory Revaluation Surplus	Fair value reserve on available for sale financial assets	Tax - free and Other Reserve	Other Reserves Total	Retained Earnings	Total Equity
(947,342)	**18,278**	**223,784**	**242,062**	**573,812**	**4,221,370**
-	-	-	-	(37,665)	(37,665)
(947,342)	**18,278**	**223,784**	**242,062**	**536,147**	**4,183,705**
-	-	-	-	18,949	18,949
-	-	-	-	-	(17,056)
-	-	-	-	-	1,403,590
-	-	-	-	-	(356,752)
-	11,764	-	11,764	-	11,764
-	11,764	-	11,764	18,949	1,060,495
-	-	-	-	129,751	129,751
-	-	2,439	2,439	(9,518)	-
-	-	-	-	(208,800)	(208,800)
(947,342)	**30,042**	**226,223**	**256,265**	**466,529**	**5,165,151**
-	7,192	-	7,192	-	7,192
-	7,192	-	7,192	-	7,192
-	-	-	-	22,084	22,084
-	-	(17,440)	(17,440)	15,374	-
-	-	-	-	(116,000)	(116,000)
-	-	-	-	4	4
(947,342)	**37,234**	**208,783**	**246,017**	**387,991**	**5,078,431**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus
Balance, December 31, 2004	**1,067,200**	**106,679**	**33,319**	**3,145,640**
Adjustments (note 3.1.e)	-	-	-	-
Balance, as revised, December 31, 2004	**1,067,200**	**106,679**	**33,319**	**3,145,640**
Application of IFRIC 1	-	-	-	-
Amendments of 2004 asset revaluation (note 12)	-	-	-	(17,056)
Revaluation surplus of machinery, technical works, transportation means, furniture and software (note 12)	-	-	-	1,403,590
Deferred tax on revaluation (note 12)	-	-	-	(356,752)
Fair value reserve on available for sale financial assets (note 21)	-	-	-	-
Total income and expense for the year recognized directly in equity	-	-	-	1,029,782
Net income for the year	-	-	-	-
Transfers	-	-	7,079	-
Dividends	-	-	-	-
Balance, as revised, December 31, 2005	**1,067,200**	**106,679**	**40,398**	**4,175,422**
Fair value reserve on available for sale financial assets (note 21)	-	-	-	-
Total income and expense for the year recognized directly in equity	-	-	-	-
Net income for the year	-	-	-	-
Dividends	-	-	-	-
Transfers	-	-	2,066	-
Other Movements	-	-	-	-
Balance, December 31, 2006	**1,067,200**	**106,679**	**42,464**	**4,175,422**

The accompanying notes are an integral part of these financial statements.

Reversal of Fixed Assets Statutory Revaluation Surplus	Fair value reserve on available for sale financial assets	Other Reserves: Tax - free and Other Reserve	Other Reserves: Other Reserves Total	Retained Earnings	Total Equity
(947,342)	**18,278**	**223,784**	**242,062**	**610,168**	**4,257,726**
-	-	-	-	(37,665)	(37,665)
(947,342)	**18,278**	**223,784**	**242,062**	**572,503**	**4,220,061**
-	-	-	-	18,949	18,949
-	-	-	-	-	(17,056)
-	-	-	-	-	1,403,590
-	-	-	-	-	(356,752)
-	11,764	-	11,764	-	11,764
-	11,764	-	11,764	18,949	1,060,495
-	-	-	-	145;961	145,961
-	-	2,439	2,439	(9,518)	-
-	-	-	-	(208,800)	(208,800)
(947,342)	**30,042**	**226,223**	**256,265**	**519,095**	**5,217,717**
-	7,192	-	7,192	-	7,192
-	7,192	-	7,192	-	7,192
-	-	-	-	49,427	49,427
-	-	-	-	(116,000)	(116,000)
-	-	(17,440)	(17,440)	15,374	-
-	-	-	-	2	2
(947,342)	**37,234**	**208,783**	**246,017**	**467,898**	**5,158,338**

STATEMENTS OF CASH FLOW
DECEMBER 31, 2006

(All amounts in thousands of Euro, unless otherwise stated)

	Group		Company	
	2006	2005	2006	2005
Cash flows from operating activities				
Profit before tax from continuing operations	41,991	195,502	75,979	208,763
Profit before tax from disposal group	-	-	303	225
Adjustments:				
Depreciation and amortization (note 6, 12 and 13)	633,523	614,152	633,523	614,152
Amortization of customers' contributions and subsidies (note 6 and 31)	(56,908)	(50,688)	(56,908)	(50,688)
Devaluation of fixed assets (note 12)	-	12,767	-	12,767
Fair value gain of derivative instruments (note 28)	(17,763)	(14,648)	(17,763)	(14,648)
Impairment of subsidiaries under liquidation	-	-	1,225	-
Reversal of impairment loss on associate	-	-	(37,032)	-
Share of (profit)/ loss of associates	(2,120)	13,214	-	-
Interest income	(15,009)	(18,271)	(14,915)	(18,061)
Sundry provisions	36,055	31,251	36,055	31,251
Impairment loss on emission rights purchased	10,100	-	10,100	-
Unrealized foreign exchange losses on interest bearing loans and borrowings	(4,985)	4,944	(4,985)	4,944
Unbilled revenue (note 19)	(32,746)	(21,559)	(32,746)	(21,559)
Retirements of fixed assets and software	21,076	18,350	21,076	18,350
Amortization of loan origination fees	2,195	2,157	2,195	2,157
Interest expense	154,697	139,083	154,697	139,083
Operating profit before working capital changes	**770,106**	**926,254**	**770,804**	**926,736**
(Increase)/decrease in:				
Accounts receivable, trade and other	(157,032)	(52,838)	(157,448)	(52,885)
Other current assets	1,753	(5,850)	1,753	(5,850)
Materials, spare parts and supplies	(37,809)	29,578	(37,809)	29,578
Increase/(decrease) in :				
Trade and other payables	136,582	13,966	136,565	13,950
Other non – current liabilities	42,924	28,538	42,924	28,538
Accrued/ other liabilities excluding interest	28,292	4,135	28,292	4,135
Provisions	27	(5,530)	27	(5,530)
Income tax paid	-	(178,766)	-	(178,689)
Net Cash from Operating Activities	**784,843**	**759,487**	**785,108**	**759,983**
Cash Flows from Investing Activities				
Interest received	15,009	15,835	14,915	15,625
Capital expenditure of fixed assets and software	(728,405)	(746,557)	(728,405)	(746,557)
Proceeds from customers' contributions and subsidies (note 31)	189,277	189,050	189,277	189,050
Dividends received from associates (note 16)	241	-	-	-
Purchases of marketable securities	(8,507)	-	(8,507)	-
Investments in subsidiaries and associates	(6,624)	(386)	(1,730)	(1,700)
Net Cash used in Investing Activities	**(539,009)**	**(542,058)**	**(534,451)**	**(543,582)**
Cash Flows from Financing Activities				
Net change in short term borrowings	(26,300)	(43,150)	(26,300)	(43,150)
Proceeds from interest bearing loans and borrowings (note 27)	650,000	585,000	650,000	585,000
Principal payments of interest bearing bonds and borrowings	(605,088)	(405,265)	(605,088)	(405,265)
Interest paid (note 7 and 35)	(151,114)	(135,081)	(151,114)	(135,081)
Dividends paid (note 26)	(115,971)	(208,828)	(115,971)	(208,828)
Net Cash used in Financing Activities	**(248,473)**	**(207,324)**	**(248,473)**	**(207,324)**
Net increase/(decrease) in cash and cash equivalents	(2,639)	10,105	2,184	9,077
Cash and cash equivalents at beginning of year	38,176	28,071	29,351	20,274
Cash and cash equivalents at the end of the year (note 22)	35,537	38,176	31,535	29,351

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(All amounts in thousands of Euro, unless otherwise stated - except for share and per share data)

1. CORPORATE INFORMATION

Public Power Corporation S.A. ("PPC" or "Company") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalization Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme.

PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000 and its duration was set for 100 years.

Effective December 2001, PPC's shares were listed on the Athens and London Exchange.

The accompanying financial statements include the financial statements of PPC and the consolidated financial statements of PPC ("the Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. At December 31, 2006 and 2005, the number of staff employed by the Group was approximately 26,208 and 27,250, respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO").

As a vertically integrated electric utility, PPC generates electricity in its own 98 power generating stations, facilitates the transmission of electricity through approximately 11,600 kilometres of high voltage power lines and distributes electricity to consumers through approximately 210,000 kilometres of distribution network.

Lignite for PPC's lignite-fired power stations is extracted mainly from its lignite mines. PPC has also constructed approximately 1,600 kilometres of fibre-optic network along its transmission lines and almost 170 kilometres of urban underground fibre optics network.

2. LEGAL FRAMEWORK

Until the enactment of Law 2773/1999 (as amended by Law 3175/2003 and Law 3426/2005), referred to as "the Liberalization Law", PPC operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy.

In 1999, the Hellenic Republic enacted the Liberalization Law, which incorporated the provisions of Directive 96/92/EC and at a later date Directive 2003/54/EC of the European Parliament and of the Council of the European Union into Greek legislation and which liberalized the Greek electricity market.

The Liberalization Law provided for, among other provisions, the transformation of PPC into a société anonyme to enable it to adopt commercial objectives (effected on January 1, 2001, by virtue of Presidential Decree 333/2000).

Provisions for the establishment of Hellenic Electricity Transmission System Operator S.A. ("HTSO")

The Liberalization Law provided for the establishment of the System Operator, a société anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/2000 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which, among others, specifies the following:

1. HTSO was incorporated to provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers, manage the scheduling and dispatch, settle imbalances and maintain the stability and security of the interconnected transmission system.

2. The share capital of the HTSO is set at Euro 293. The Greek State must always own at least 51% of HTSO's share capital.

3. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff are regulated by a contract between PPC and the HTSO.The HTSO compensates PPC for the respective costs.

4. PPC has the exclusive ownership rights of the transmission system and will be compensated by HTSO.

In February 2001, PPC and HTSO entered into an agreement as described under item (3) above. At December 31, 2006 and 2005, 137 and 149 PPC employees had been transferred to the HTSO, respectively (these employees remain on PPC's payroll).

Under the terms of such agreement, PPC is reimbursed for all payroll and other benefits as well as employer's contributions, plus a percentage (currently 6%) reflecting any other type of indirect cost relating to the administrative support services of such employees.

In May 2001, PPC and HTSO entered into another agreement as described under item (4) above, which was approved by the Regulatory Authority of Energy ("RAE") and the Ministry of Development.

As specified in the agreement, in the Liberalisation Law and in the Grid Code, the calculation of the compensation fee incorporates PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system.

During the second half of 2002, the above agreements came into full effect. The related charges from all the above agreements in the periods ended December 31, 2006 and 2005 are presented in note 17.

Provisions of Law 3426/2005 (latest amendment of the Liberalization Law)

(a) Main provisions of Law 3426/2005: The main provisions of Law 3426/2005 (latest amendment of the Liberalization Law) are the following:

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses to interested entities, with the exception (if granted by the European Commission) of micro-isolated non-interconnected islands, as defined in Directive 54/03 EC (where generation and supply licenses are granted exclusively to PPC) with the exception of generation from renewable energy sources, hybrid plants and auto producers.
- HTSO, through a tender process is permitted to conclude generation capacity contracts in order to secure the availability of sufficient capacity and adequate reserve margins on a long–term basis. Initially the maximum volume of generation capacity contracts, that HTSO is permitted to conclude, is designated for up to a total of 900 MW and relates to capacity commissioned up to December 31, 2010. PPC may participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during that time period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after December 31, 2010.
- A generation authorization of a total capacity of 1,600 MW is granted to PPC for the renewal and replacement of older units' capacity. After their replacement, these units remain in "cold reserve", their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.
- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related purposes (such as telecommunications) and subject to obtaining any necessary licenses. For fiber optics no such approvals are required.
- The provisions for unbundling were altered in order to include PPC's activities in Generation, Transmission, Dis-

tribution, Supply to Eligible Customers, Supply to non Eligible Customers and Operation to the non – interconnected islands.

- The operational unbundling of PPC's activities in Transmission, Distribution and Operation for the non-interconnected islands.
- PPC, as owner of the distribution network, accepts the applications for connecting to the network, operates, develops and maintains the network according to its planning and the directions of the Distribution System Operator and the Operator of the non-interconnected islands.
- All non-household consumers are considered eligible customers and are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of the non-interconnected micro isolated islands' consumers.
- As of July 1, 2007, all consumers will be considered eligible customers. PPC will be supplying the non-interconnected micro isolated islands' consumers who are considered non-eligible customers.

(b) ***Provisions for the Distribution System Operator (DSO):*** According to Law 3426/2005 (latest amendment of the Liberalization Law), a combined Transmission and Distribution System Operator will be established by July 1, 2007. Until then, PPC will act as distribution system operator through the establishment of appropriate internal structures. This new independent entity will be formed through the expansion of the existing Transmission System Operator (HTSO), which will be renamed into Hellenic Transmission and Distribution Systems Operator (HTDSO).

HTDSO will inherit all HTSO's responsibilities and will undertake the responsibilities of the DSO that are provided by the law such as:

- Ensuring the operation, development and maintenance of a technically robust and economically efficient Network.
- Ensuring the reliability, efficiency and security of the Network.
- Ensuring access to the Network of the generation and supply authorization holders as well as of the Eligible customers, in accordance with the terms and conditions stipulated in the Distribution Code.
- Ensuring the supply, installation, maintenance, good performance and replacement of metering equipment.

(c) ***Provisions for the Non-interconnected Islands Operator:*** According to Law 3426/2005 (latest amendment of the Liberalization Law), PPC is appointed as the Operator for the non-interconnected islands. The activities of PPC as an operator will be functionally unbundled from the rest of its activities. The Operator will have, among others, the responsibilities for the distribution system operation as well as the ones for scheduling and dispatching of the generation units, according to the provisions of the Code for the Operation of the non-interconnected islands. PPC should keep separate accounts for the activities of generation, distribution and supply for those islands.

(d) ***Public service obligations:*** Public Service Obligations, as well as the holders of licenses (granted under the provisions of the Liberalization Law) who shall be liable to provide such public service obligations, are defined by a Decision of the Minister of Development (not issued as yet). The Minister of Development, by a Decision to be issued following a relevant opinion by RAE, within 3 months from the issuance of the Decision mentioned in the previous paragraph, shall define the methodology for the calculation of the compensation due for the provision of public service obligations to the license holders that provide them. The amount of the above mentioned compensation for providing public service obligations will be approved each year, by a Decision of the Minister of Development, after a relevant opinion by RAE and will be paid under the condition that, electricity companies will keep separate accounts depicting at least the compensation granted to them for providing public service obligations, as well as charges they impose to their customers relating to such services.

Provisions of Law 3468/2006

In June 2006, Law 3468/2006 concerning "Electricity generation from Renewable Energy Sources (RES) and High Ef-

ficiency Co-generation of Heat and Power (HE-CHP)" was enacted. Its main provisions are:

- The incorporation of Directive 2001/77/EC in the national legislation and the adaptation of the national legislation to the relative obligations that result from the Kyoto Protocol that already has been ratified by Law 3017/2002 and the National Allocation Plan for the Distribution of CO_2 gas emissions.
- The simplification and acceleration of the licensing procedure for RES and HE-CHP projects.
- The improvement of the legislative framework for licensing, operation and pricing of electricity from RES and HE-CHP plants (prices will no longer be defined as percentages on PPC's invoices, credit for the capacity in the interconnected system will be abolished, etc.)

3. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

3.1. BASIS OF PREPARATION

(a) ***Basis of preparation of financial statements:*** The accompanying financial statements have been prepared under the historical cost convention except for certain assets and liabilities that have been measured at fair value, assuming that PPC and its subsidiaries will continue as a going concern.

The financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand, except wher otherwise indicated.

(b) ***Statement of compliance:*** The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

(c) ***Approval of financial statements:*** The Board of Directors approved the accompanying financial statements for the year ended December 31, 2006 on March 27, 2007.These financial statements are subject to approval by PPC's General Assembly of shareholders.

(d) ***Reclassifications:*** Certain reclassifications have been made to prior year balances to conform to current year classifications. Such reclassifications did not have any effect on PPC's prior period results.

(e) ***Revision of previously reported items:*** In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of, previously reported, shareholders' equity for the years ended December 31, 2005 and 2004 and net income for 2005, respectively.

	Group		Company	
	2005	2004	2005	2004
Shareholders' equity (as previously reported)	(5,208,781)	(4,221,370)	(5,261,347)	(4,257,726)
Cumulative effect of revision				
- 2000 backwards	2,684	3,803	2,684	3,803
- 2001	2,024	2,382	2,024	2,382
- 2002	3,092	3,928	3,092	3,928
- 2003	4,138	6,210	4,138	6,210
- 2004	7,973	39,067	7,973	39,067
- 2005	41,540	-	41,540	-
	61,451	55,390	61,451	55,390
Deferred tax (*)	(17,821)	(17,725)	(17,821)	(17,725)
	43,630	**37,665**	**43,630**	**37,665**
Shareholders' equity (as revised)	**(5,165,151)**	**(4,183,705)**	**(5,217,717)**	**(4,220,061)**

(*) Accounted for at the rate of 29% and 32% for 2005 and 2004, respectively.

The effect of the above revision on the 2005 net income has as follows:

	Group	Company
Net Income, as previously reported	**135,716**	**151,926**
Effect of revision, net of deferred tax	(5,965)	(5,965)
Net Income, as revised	**129,751**	**145,961**

The effect of the above revision on the 2005 earnings per share has as follows:

	Group	Company
Earnings per share, as previously reported	**0.58**	**0.65**
Effect of revision	(0.01)	(0.02)
Earnings per share, as revised	**0.57**	**0.63**

3.2. CHANGES IN ACCOUNTING POLICIES

Within 2006 PPC has adopted certain new standards, interpretations and amendments of standards. These standards and the relative impact on the financial statements was the following:

(i) ***IAS 19 (Amendment), Employee Benefits (effective from 1 January 2006):*** This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. The adoption of this amendment did not have any effect on PPC's financial statements as it is not relevant.

(ii) ***IAS 21 (Amendment), The Effects of changes in Foreign Exchange Rates (effective from 1 January 2006):*** According to this amendment all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognized in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated. The adoption of this amendment did not have any effect on PPC's financial statements as it is not relevant.

(iii) ***IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions (effective from 1 January 2006):*** The amendment allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The adoption of this amendment did not have any effect on PPC's financial statements as it is not relevant.

(iv) ***IAS 39 (Amendment), The Fair Value Option (effective from 1 January 2006):*** This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment did not have any effect on PPC's financial statements as it is not relevant.

(v) ***IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006):*** This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. This amendment did not have any effect on PPC's financial statements as it is not relevant.

(vi) ***IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006):*** There was no effect

to PPC from the implementation of this Standard as its current accounting practices followed are in agreement with the provisions of this Standard.

(vii) ***IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006):*** IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. IFRIC 4 did not impact the accounting policy of the existing business arrangements.

(viii) ***IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006):*** IFRIC 5 is not relevant to the Group's operations.

(ix) ***IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from 1 December 2005):*** IFRIC 6 is not relevant to the Group's operations.

3.3. NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE

Up to the date of the approval of the financial statements, certain new Standards and Interpretations have been issued that are mandatory for accounting periods beginning on or after January 1, 2007 or later. The PPC management estimate in relation to the effects of the adoption of the new standards and interpretations is as follows:

(i) ***IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective for financial years beginning on or after 1 January 2007):*** IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The impact of the above changes is limited to certain disclosures.

(ii) ***IFRS 8, Operating Segments (effective for financial years beginning on or after 1 January 2009):*** IFRS 8 replaces IAS 14 Segment Reporting and adopts a management approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences. Application of this Standard will not affect PPC's segment information presentation as the segments reported are externally defined, at a lower level than what the PPC would be reporting following the provisions of IFRS 8. This Standard has not yet been adopted by the EU.

(iii) ***IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective for financial years beginning on or after 1 March 2006):*** IFRIC 7 requires entities to apply IAS 29 Financial Reporting in Hyper-inflationary Economies in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary. IFRIC 7 is not relevant to PPC.

(iv) ***IFRIC 8, Scope of IFRS 2 (effective for financial years beginning on or after 1 May 2006):*** IFRIC 8 clarifies that IFRS 2 Share-based payment will apply to any arrangement when equity instruments are granted or liabilities (based on the value of an entity's equity instrument) are incurred by an entity, when the identifiable consideration appears to be less that the fair value of the instruments given. IFRIC 8 is not relevant to PPC.

(v) ***IFRIC 9, Reassessment of Embedded Derivatives (effective for financial years beginning on or after 1 June 2006):*** IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date an entity first

becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. IFRIC 9 is not relevant to PPC.

(vi) ***IFRIC 10, Interim Financial Reporting and Impairment (effective for financial years beginning on or after 1 November 2006):*** This Interpretation may impact the financial statements should any impairment losses be recognised in the interim financial statements in relation to available for sale equity investments, unquoted equity instruments carried at cost and goodwill as these may not be reversed in later interim periods or when preparing the annual financial statements. The implication of this IFRIC is not expected to affect PPC significantly. This Interpretation has no yet been adopted by the EU.

(vii) ***IFRIC 11, IFRS 2-Group and Treasury Share Transactions (effective for financial years beginning on or after 1 March 2007):*** This Interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by an entity even if the entity chooses or is required to buy those equity instruments from another party, or the shareholders of the entity provide the equity instruments needed. The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. This Interpretation, which is not adopted by the EU yet, is not relevant to PPC.

(viii) ***IFRIC 12, Service Concession Arrangements (effective for financial years beginning on or after 1 January 2008):*** The interpretation outlines an approach to account for contractual arrangements arising from entities providing public services. It provides for the operator should not account for the infrastructure as property, plant and equipment, but recognize a financial asset and / or an intangible asset. This Interpretation, which is not adopted by the EU yet, is not relevant to PPC.

3.4. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. The principle judgments and estimates referring to events the development of which could significantly affect the items of the financial statements during the forthcoming twelve months period are as follows:

(i) ***Fair value and useful lives of property, plant and equipment:*** PPC carries its property, plant and equipment at revalued amounts (estimated fair values) as determined by an independent firm of appraisers. Revaluations are performed periodically (every three to five years). The determination of the fair values of property, plant and equipment requires from management to make assumptions, estimates and judgements with respect to the ownership, the value in use and the existence of any economic, functional and physical obsolescence of property, plant and equipment. Furthermore, the management has to make certain estimates with respect to the useful lives of depreciable assets.

(ii) ***Provisions for income taxes:*** Current income tax liabilities for the current and prior periods are measured at the amounts expected to be paid to the taxation authorities, using the tax rates that have been enacted by the balance sheet date. Provision for income taxes includes taxes reported in the respective income tax returns and potential additional tax assessments that may be imposed by the tax authorities upon settlement of the open tax years on the basis of the findings of prior tax audits. The final settlement of the income taxes might differ from the income taxes that have been accounted for in the financial statements.

(iii) ***Provision for environment rehabilitation:*** PPC recognizes a provision and a related asset for rehabilitation for land disturbed as a result of past mining activity and in line with the prevailing environmental legislation or the binding Company practices. The provision and asset for environment rehabilitation reflects the present value (based on appropriate discount interest rates) of the obligation for environment rehabilitation as of the balance sheet date and

is calculated based on the area of the land disturbed to date and the cost of rehabilitation per metric unit of land.

(iv) ***Provision for unbilled revenue:*** Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Unbilled revenue is estimated using certain assumption with respect to quantities of electricity consumed, network losses and average electricity sale prices. Actual amounts billed may differ from those provided for.

(v) ***Estimation of the recoverable amount of an investment in an associate:*** PPC in 2006 assigned a study to an independent valuer of the recoverable amount in one of its investment in an associate. The determination of the recoverable amount of this investment in an associate requires PPC to make an estimate of the expected future cash flows of this investment as well as to choose a suitable discount rate in order to calculate the present value of those cash flows.

(vi) ***Post retirement benefits:*** PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions.

3.5. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the accompanying consolidated financial statements, which are consistently applied by the Group, are as follows:

(a) ***Basis of consolidation:*** The accompanying consolidated financial statements comprise the financial statements of PPC and its subsidiaries, drawn up to December 31 each year. Subsidiaries (companies in which the Group directly or indirectly through other subsidiaries has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. All significant inter-company balances and transactions have been eliminated. Where necessary, the accounting policies of subsidiaries have been revised to ensure consistency with the policies adopted by the Group.

(b) ***Investments in subsidiaries:*** In the separate financial statements, investments in subsidiaries are accounted for at cost less any impairment losses.

(c) ***Investments in associates:*** The Group's Investments in associates in the consolidated financial statements are accounted for under the equity method of accounting. These are entities in which the Group has significant influence and which are neither a subsidiary nor a joint venture of the Group. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment value. The consolidated statement of income reflects the Group's share of the results of its associates. In the separate financial statements such investments are accounted for at cost less any impairment losses.

(d) ***Investments in joint ventures:*** The Group has an interest in a joint venture which is a jointly controlled entity. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. Investments in joint ventures in the separate financial statements are accounted for at cost, less any accumulated impairment losses. In the consolidated financial statements, investments in joint ventures are accounted for under the equity method. The investments in joint ventures are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment

value. The consolidated statement of income reflects the Group's share of the results of its joint ventures.

(e) ***Foreign currency translation:*** The functional and reporting currency of all the Group entities is the Euro. Transactions involving other currencies are converted into Euro using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

(f) ***Investments and other financial assets:*** Financial assets in the scope of IAS 39 are classified based on their nature and their characteristics in the following four categories:

- financial assets at fair value through profit and loss,
- loans and receivables,
- held-to-maturity investments, and
- available-for-sale financial assets.

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit and loss, directly attributable transaction costs. PPC determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

(i) Financial assets at fair value through profit and loss: Financial assets classified as held for trading are included in the category "Financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognized in income.

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii) Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognized as a separate component of equity. On disposal, impairment or derecognition of the investment, the cumulative gain or loss is transferred to the income statement. The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques.

Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.

(g) ***Derivative financial instruments and hedging:*** PPC uses derivative financial instruments to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are measured at fair value at the balance sheet date. The fair value of such derivatives is determined by reference to market values for similar instruments and it is confirmed with the respective financial institutions.

The effective part of hedges that qualify for hedge accounting is recognized directly to equity if it is related to cash flow hedges while the ineffective part is charged to the consolidated income statement. If the hedge is related to

effective fair value hedges, the gain or loss from remeasuring the derivative hedging instrument at fair value is recognized in profit or loss and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in profit or loss.

Under cash flow hedge accounting, when the hedged firm commitment results in the recognition of non-financial asset or a non-financial liability, then, at the time the asset or liability is recognized the associated gains or losses that had previously been recognized in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognized in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss. For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year.

Certain derivatives, although characterized as effective hedges based on Group policies, do not meet the criteria for hedge accounting in accordance with the provisions of IAS 39 and, therefore, gains or losses are recognized in the statements of income.

(h) ***Offsetting of financial assets and liabilities:*** Financial assets and liabilities are offset and the net amount is presented in the balance sheet only when PPC has a legally enforceable right to set off the recognized amounts and intends to either to settle such asset and liability on a net basis or to realize the asset and settle the liability simultaneously.

(i) Derecognition of financial assets and liabilities

(i) Financial assets: A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- PPC retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- PPC has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the assets, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where PPC has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of PPC's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that PPC could be required to repay.

Where continuing involvement takes the form of a written and/or purchase option (including a cash-settled option or similar provision) on the transferred asset, the extent of PPC's continuing involvement is the amount of the transferred asset that PPC may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of PPC's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

(ii) Financial liabilities: A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

(j) ***Property, plant and equipment:*** Effective December 31, 2004, land and buildings (with the exception of mines and lakes) were revalued to their estimated fair values at that date as determined by independent appraisers. All other fixed assets, were revalued in 2005. The prior revaluation was effective December 31, 2002. At that time property, plant and equipment (with the exception of mines and lakes) were stated at revalued amounts at their estimated

fair values at December 31, 2000 as determined by independent appraisers, less accumulated depreciation. Independent valuations are to be performed once every three to five years. Any valuation increase is credited to the revaluation surplus; any decrease is first offset against an earlier valuation increase in respect of the same fixed asset and thereafter charged to the income statement.

Upon disposal of revalued property, plant and equipment, the relevant portion of the revaluation surplus realised in respect of previous valuation is released from the revaluation surplus directly to retained earnings.
Subsequent expenditures are capitalized at cost, excluding the costs of day to day servicing and include the cost of replacing part of the plant and equipment when that cost is incurred if the recognition criteria are met. Repairs and maintenance are charged to expenses as incurred.

For all assets retired or sold, their acquisition cost and related depreciation are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the statement of income.

(k) ***Lignite mining activities:*** PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalized and amortized (upon commencement of the mines' commercial operation) over the shorter of the life of the mine and 20 years to their residual value. Exploration, evaluation and ongoing development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Group's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for at the present value of the related obligation to restore land back to a beneficial use and is included both in fixed assets (mines) and in provisions.

(l) ***CO_2 emission rights:*** PPC acquires CO_2 emission rights in order to meet its obligation resulting from the shortage of allocated emission allowances as compared to actual emissions made. Emission rights are accounted under the net liability method, based on which, PPC recognizes a liability for emissions when the emissions are made and are in excess of the allowances allocated. Emission rights purchased are recognized as an intangible asset, at cost less any accumulated impairment losses.

(m) ***Depreciation:*** Depreciation is calculated on a straight-line basis over the average estimated remaining useful economic life of the assets. The useful lives (in years) applied for the calculation of depreciation have as follows:

Buildings and Civil Works	
Hydro power plants	35 – 50
Buildings of general use	50
Industrial buildings	35
Machinery and Equipment	
Thermal power plants	40
Mines	20-40
Hydro power plants	40
Autonomous diesel power plants	25
Transmission	
Lines	35
Substations	35
Distribution	
Substations	35
Low and medium voltage distribution network	35
Transportation assets	15
Furniture, fixtures and equipment	5-12

(n) ***Borrowing costs:*** The Group follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognized as an expense in the period in which they are incurred.

(o) ***Interest bearing loans and borrowings:*** All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, they are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs.

(p) ***Impairment of assets:*** The Group assesses at each reporting date whether there is an indication that an asset may be impaired If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's fair value less cost to sell and its value in use and is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized to the income statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment osses may no longer exist or may have decreased. If such indication exists the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the assets' recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit and loss unless the asset is carried at revalued amounts in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(q) ***Impairment of financial assets:*** The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Assets carried at amortized cost: If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment.

Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(ii) Available-for-sale financial assets: If an available-for-sale asset is impaired, an amount comprising the difference

between its acquisition cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

(r) Subsidies for fixed assets and customers' contributions: PPC obtains subsidies from the Hellenic Republic and from the European Union (through the investment budget of the Hellenic Republic) in order to fund specific projects executed through a specific time period. Subsidies are recorded upon collection and are reflected as deferred income in the accompanying balance sheets.Amortization is accounted for in accordance with the remaining useful life of the related assets, and is included in depreciation and amortization in the accompanying statements of income. In addition, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Due to the lack of detailed accounting guidance under current IFRSs management has elected to account for customers' contributions in the same way as subsidies.

(s) Software: Costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortized on a straight-line basis over a period of five years as determined by independent appraisers, beginning from January 1, 2005. Amortization is included in depreciation and amortization in the accompanying statements of income.

(t) Cash and cash equivalents: The Group considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents.

(u) Marketable securities: The Group has investments in equity securities that are traded on the Athens Stock Exchange. These investments are classified as available-for-sale and carried in the balance sheet at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted bid prices at the close of business on the balance sheet date. Any unrealized gains or losses are recognized directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss, as the case may be, previously recognized in equity is transferred to the income statement.

(v) Accounts receivable: Accounts receivable, are initially recognized at their face value which approximates fair value and are subsequently carried at cost less impairment.

(w) Provisions and contingencies: Provisions are recognised when the Group has a present legal, contractual or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(x) Income taxes (current and deferred): Current and deferred income taxes are computed based on the separate financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on each entity's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the balance sheet liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised. For transactions recognized directly in equity, any related tax effects are also recognized directly in equity. Deferred tax is calculated at the tax rates that are expected to apply in the period

when the liability is settled or the asset is realized, using enacted or substantively enacted tax rates at the balance sheet date.

(y) ***Revenue recognition:*** Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue from all types of electricity sales is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed. Revenue from rendering of services is recognized based on the stage of completion of the service rendered and to the extent that the related receivable will be collected. Revenue from interest is recognized within the period incurred and revenue from dividends is recognized when the Group's right on such dividends is approved by the respective bodies of the companies' that declare them.

(z) ***Inventories - materials and consumables:*** Materials and consumables principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalized to plant, as appropriate, when installed. A provision is established for write down to recoverable amount expected to be realized from their use.

(aa) ***Inventories - lignite:*** Lignite mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Lignite inventories are stated at the lower of production cost and net realizable value, the cost being determined using the weighted average production cost method. Consumption of lignite is separately reflected in operating expenses in the accompanying statements of income.

(ab) ***Inventories - liquid fuel:*** Liquid fuel is generally purchased from, a State controlled oil company, Hellenic Petroleum S.A., under a contract, which expired in December 2006 and was renewed up to March 31, 2007. Payments are made in U.S. Dollars. The contract is not accounted for as a derivative as it is a normal purchase contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. The Group has the right to purchase from other suppliers as well. Liquid fuel is stated at the lower of cost and net realisable value. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition and is determined using the weighted average method for the period. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income.

(ac) ***Natural gas:*** Natural gas is purchased from a State owned company, Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. The above contract is not accounted for as a derivative as it is a normal executory contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. Natural gas fuel is expensed as purchased and consumed, as the Group does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of income.

(ad) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity costs are expensed as purchased and separately reflected in the accompanying statements of income. Such contracts are not accounted for as derivatives as they are normal executory contracts intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net.

(ae) ***Earnings per share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. There were no dilutive securities outstanding during the periods presented.

(af) ***Defined contribution plans:*** Effective January 1, 2000, the PPC Personnel Insurance Organization undertook all insurance obligations towards PPC's employees and pensioners. As a result, PPC recognizes as an expense the contribution payable to this defined contribution plan, in exchange for the service that the employees have rendered to PPC during a year and as a liability to the extent that this has not been paid during the year.

(ag) ***Post retirement benefits:*** PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions. Net costs for the period are included in the provisions for risks in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded. Unrecognized actuarial gains or losses that exceed 10% of the projected benefit obligation at the beginning of each period are recognized over the average remaining service period of active employees and included as a component of net pension cost for a year.

(ah) ***Operating leases:*** Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of income on a straight line basis over the lease term.

(ai) ***Subsequent events:*** Post period-end events that provide additional information about the Group's or the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes.

(aj) ***Share capital:*** Share capital represents the par value of shares fully issued and outstanding. Any proceeds in excess of par value are recorded in share premium.

4. REVENUES

	Group		Company	
	2006	**2005**	**2006**	**2005**
Energy sales:				
- High voltage	408,187	278,643	408,187	278,643
- Medium voltage	810,115	737,880	810,115	737,880
- Low voltage	3,224,327	2,948,765	3,224,327	2,948,765
	4,442,629	**3,965,288**	**4,442,629**	**3,965,288**
Fees charged to HTSO (note 17)				
- Transmission system fees	243,394	230,393	243,394	230,393
- Administrative fees	12,461	11,357	12,461	11,357
	255,855	241,750	255,855	241,750
Other	88,919	83,822	88,919	83,822
	344,774	**325,572**	**344,774**	**325,572**
Total	**4,787,403**	**4,290,860**	**4,787,403**	**4,290,860**

5. PAYROLL COST

	Group		Company	
	2006	2005	2006	2005
Payroll cost	1,160,398	1,088,515	1,160,398	1,088,515
Employer's social contributions	342,136	325,136	342,136	325,136
Capitalisation of payroll in fixed assets	(142,006)	(143,744)	(142,006)	(143,744)
Payroll cost included in lignite production	(316,055)	(294,464)	(316,055)	(294,464)
Total	**1,044,473**	**975,443**	**1,044,473**	**975,443**
Payroll associated with disposal group	-	-	(3,573)	(3,278)
Total	**1,044,473**	**975,443**	**1,040,900**	**972,165**

6. DEPRECIATION AND AMORTIZATION

	Group		Company	
	2006	2005	2006	2005
Depreciation/ amortization:				
- Fixed assets (note 12)	625,779	607,528	625,779	607,528
- Software (note 13)	7,744	6,624	7,744	6,624
- Deferred subsidy income (note 31)	(56,908)	(50,688)	(56,908)	(50,688)
Included in lignite production	(80,820)	(78,850)	(80,820)	(78,850)
Total	**495,795**	**484,614**	**495,795**	**484,614**
Depreciation associated with disposal group	-	-	(5,321)	(5,262)
Total	**495,795**	**484,614**	**490,474**	**479,352**

7. FINANCIAL EXPENSES

	Group		Company	
	2006	2005	2006	2005
Interest expense	154,697	139,083	154,697	139,083
Valuation of forwards	2,769	4,307	2,769	4,307
Bank charges	1,257	2,591	1,257	2,591
Amortization of loans' issuance costs	2,195	2,157	2,195	2,157
Commissions on letters of guarantee	5,009	5,374	5,009	5,374
Other	1,391	1,235	1,388	1,233
Total	**167,318**	**154,747**	**167,315**	**154,745**

8. FINANCIAL INCOME

	Group		Company	
	2006	2005	2006	2005
Unrealized gain on interest rate swaps (note 28)	17,763	14,648	17,763	14,648
Interest on outstanding energy receivables	12,383	12,970	12,383	12,970
Interest on bank and time deposits	614	431	614	221
Discount on payment of income tax	-	2,439	-	2,439
Other	3,548	2,431	3,454	2,431
Total	**34,308**	**32,919**	**34,214**	**32,709**

9. OTHER (INCOME) EXPENSE, NET

	Group		Company	
	2006	2005	2006	2005
Transportation and travel expenses	34,435	31,197	34,435	31,197
Taxes and duties	11,682	12,027	11,682	12,027
Devaluation of fixed assets	-	12,767	-	12,767
Loss on retirements of fixed assets	32,573	23,224	32,573	23,222
Penalties to suppliers / contractors	(4,848)	(8,709)	(4,848)	(8,709)
Subsidies on expenses	(6,588)	(550)	(6,588)	(550)
Other	(12,567)	(5,908)	(13,262)	(6,386)
Total	**54,687**	**64,048**	**53,992**	**63,568**
Other (income)/ expense associated with disposal group	-	-	(513)	(470)
Total	**54,687**	**64,048**	**53,479**	**63,098**

10. INCOME TAXES (CURRENT AND DEFERRED)

	Group		Company	
	2006	2005	2006	2005
Current income taxes	5,309	39,651	5,309	39,574
Deferred income taxes	14,598	26,100	21,546	23,453
Total income tax expense	**19,907**	**65,751**	**26,855**	**63,027**
Tax relating to disposal group classified as assets "held for sale"	-	-	(88)	(73)
Total	**19,907**	**65,751**	**26,767**	**62,954**

The Group companies are all tax resident in Greece and are subject to income taxes at 29% (32% for 2005). The income tax rate will be further reduced to 25% from 2007 onwards.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

PPC has been audited by the tax authorities up to December 31, 2003, while its subsidiaries have not been audited by the tax authorities since their inception (with the exception of PPC Telecommunications S.A. which has been audited up to December 31, 2002). For the unaudited tax periods the Group establishes a provision on the basis of the findings of prior tax audits.

An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	Group		Company	
	2006	**2005**	**2006**	**2005**
Profit before tax	**41,991**	**195,502**	**75,979**	**208,763**
Profit of disposal group classified as	-	-	303	225
"held for sale" before tax	**41,991**	**195,502**	**76,282**	**208,988**
Nominal tax rate	29%	32%	29%	32%
Income tax calculated				
at nominal tax rate	**12,177**	**62,561**	**22,122**	**66,876**
Non deductible expenses	6,111	5,609	5,178	5,533
Non taxable income	(445)	(8,602)	(445)	(8,602)
Subsidiary/ associate losses on which no deferred tax was accounted for	2,064	4,316	-	-
Deferred tax write off on associates' losses	-	2,647	-	-
Discount on tax payment	-	(780)	-	(780)
Income tax expense	**19,907**	**65,751**	**26,855**	**63,027**
	47.4%	**33.6%**	**35.2%**	**30.2%**

Deferred taxes are calculated based on the above rates for all temporary tax differences. Also, deferred income tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable.

The movement of the deferred income tax account is as follows:

	Group		Company	
	2006	**2005**	**2006**	**2005**
At January 1	**(267,293)**	**108,015**	**(267,293)**	**105,368**
Profit and loss account (charge)	(14,598)	(26,100)	(21,546)	(23,453)
Charge to revaluation reserve	-	(349,208)	-	(349,208)
At December 31	**(281,891)**	**(267,293)**	**(288,839)**	**(267,293)**

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	Group		Company	
	2006	2005	2006	2005
Deferred income tax asset	198,761	172,520	191,813	172,520
Deferred income tax liability	(480,652)	(439,813)	(480,652)	(439,813)
Total	**(281,891)**	**(267,293)**	**(288,839)**	**(267,293)**

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2006	2005	2006	2005
Deferred tax assets				
- Materials and spare parts	10,510	9,747	10,510	9,747
- Accounts receivable	12,377	11,369	12,377	11,369
- Risks and accruals	31,826	33,721	31,826	33,721
- Post retirement benefits	59,464	57,675	59,464	57,675
- Losses of associates carried forward	17,194	15,414	-	-
- Write off of deferred tax on associates' losses	(17,194)	(15,414)	-	-
- Subsidies and customers' contributions	42,456	21,569	42,456	21,569
- Share of loss in associate	6,948	-	-	-
- Fixed assets	35,180	34,982	35,180	34,982
- Derivatives	-	3,457	-	3,457
Gross deferred tax asset	**198,761**	**172,520**	**191,813**	**172,520**
Deferred tax liabilities				
- Long-term debt fees and expenses	(1,325)	(1,874)	(1,325)	(1,874)
- Depreciation and revaluation of assets	(474,943)	(435,227)	(474,943)	(435,227)
- Derivatives	(984)	-	(984)	-
- Foreign exchange gains	(3,400)	(2,712)	(3,400)	(2,712)
Gross deferred tax liability	**(480,652)**	**(439,813)**	**(480,652)**	**(439,813)**
Deferred tax asset / (liability), net	**(281,891)**	**(267,293)**	**(288,839)**	**(267,293)**

Deferred income tax charge to the statement of income is attributable to the following items:

	Group		Company	
	2006	2005	2006	2005
- Materials and spare parts	763	1,632	763	1,632
- Accounts receivable	1,008	-	1,008	-
- Risks and accruals	(1,895)	(1,222)	(1,895)	(1,222)
- Post retirement benefits	1,789	1,015	1,789	1,015
- Deferred tax on associates' losses and write off of deferred tax on associates' losses	-	(2,647)	-	-
- Subsidies	20,887	19,027	20,887	19,027
- Fixed assets	198	602	198	602
- Derivatives	(4,440)	(3,171)	(4,440)	(3,171)
- Long-term debt fees and expenses	549	539	549	539
- Share of loss on associate	6,948	-	-	-
- Depreciation	(39,717)	(43,423)	(39,717)	(43,423)
- Foreign exchange gains	(688)	1,548	(688)	1,548
Deferred tax charge	**(14,598)**	**(26,100)**	**(21,546)**	**(23,453)**

11. DISPOSAL GROUP CLASSIFIED AS "HELD FOR SALE"

On November 21, 2006 and December 19, 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants ("disposal group" consisting of wind farms, solar power plants, geothermic plants and small hydro-electric plants, either operating or under construction) and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital.

The rationale underlying this transaction is to allow such disposal group to operate in a more efficient manner, as PPC Renewables S.A. operates exclusively in this sector.The above transaction will be effected on January 1, 2007.

As a result, at December 31, 2006, and due to the fact that the transaction has commercial substance, PPC, in accordance with the provisions of IFRS 5 "Non-current assets held for sale and discontinued operations" classified the above disposal group as "held for sale" in the separate financial statements.The major classes of assets and liabilities of this disposal group "held for sale" as at December 31, 2006 are as follows:

	Group		Company	
	2006	2005	2006	2005
Assets				
Property, plant and equipment (note 12)	-	-	56,807	-
Materials and spare parts (note 18)	-	-	489	-
Assets classified as "held for sale"	-	-	**57,296**	-
Liabilities				
Long-term liabilities (note 27)	-	-	(221)	-
Subsidies (note 31)	-	-	(6,432)	-
Liabilities directly associated with assets classified as "held for sale"	-	-	**(6,653)**	-
Net assets directly associated with disposal group	-	-	**50,643**	-

The results of this disposal group for the year are presented below:

	Group		Company	
	2006	2005	2006	2005
Revenue	-	-	9,710	9,235
Expenses	-	-	(9,407)	(9,010)
Income before tax	-	-	**303**	**225**
Tax expense related to pre-tax income	-	-	(88)	(73)
Profit for the year from disposal group classified as "held for sale"	-	-	**215**	**152**

The net cash flows incurred by the disposal group are as follows:

	Group		Company	
	2006	2005	2006	2005
Operating	-	-	(4,086)	(3,749)
Investing	-	-	(4,200)	(963)

Earnings per share:

	Group		Company	
	2006	2005	2006	2005
Basic and diluted attributed to disposal group classified as "held for sale"	-	-	0,00	0,00

On January 1, 2007, the transfer of the disposal group to its subsidiary PPC Renewables S.A., will be recorded at the fair value of the assets transferred "given up", in accordance with the provisions of IAS 16 "Property, plant and equipment". The value of the assets transferred will be determined by independent appraisers.

12. PROPERTY, PLANT AND EQUIPMENT, NET

GROUP	Land	Mines	Lakes	Buildings
Net book value, December 31, 2004	**665,466**	**250,357**	**13,177**	**645,595**
- Revaluation	-	-	-	-
- Additions	-	20,473	-	-
- Depreciation expense	-	(14,125)	(452)	(33,308)
- Disposals	(885)	-	-	(53)
- Transfers from CIP	2,510	16,203	-	15,397
- Other movements	62	3	-	261
Net book value, December 31, 2005	**667,153**	**272,911**	**12,725**	**627,892**
- Additions	-	10,307	-	-
- Depreciation expense	-	(15,716)	(451)	(33,225)
- Disposals	-	(17)	-	(158)
- Transfers	(26)	-	-	(569)
- Transfers from CIP	3,214	14,188	-	23,475
- Other movements	(10)	(32)	-	1,704
Net book value, December 31, 2006	**670,331**	**281,641**	**12,274**	**619,119**
At January 1, 2005				
Gross carrying amount	665,466	405,659	22,604	656,856
Accumulated depreciation	-	(155,302)	(9,427)	(11,261)
Net carrying amount	**665,466**	**250,357**	**13,177**	**645,595**
At December 31, 2005				
Gross carrying amount	667,153	442,338	22,604	672,461
Accumulated depreciation	-	(169,427)	(9,879)	(44,569)
Net carrying amount, December 31, 2005	**667,153**	**272,911**	**12,725**	**627,892**
At December 31, 2006				
Gross carrying amount	670,331	466,779	22,604	696,259
Accumulated depreciation	-	(185,138)	(10,330)	(77,140)
Net carrying amount, December 31, 2006	**670,331**	**281,641**	**12,274**	**619,119**

Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
999,766	**6,284,285**	**18,179**	**69,811**	**749,228**	**9,695,864**
119,536	1,113,300	36,501	111,875	-	**1,381,212**
-	-	-	-	719,433	**739,906**
(45,617)	(474,042)	(7,453)	(32,531)	-	**(607,528)**
(66)	(15,836)	(876)	(2,282)	(3,185)	**(23,183)**
18,708	415,549	11,238	9,234	(493,398)	**(4,559)**
-	(1,832)	8	255	(5,030)	**(6,273)**
1,092,327	**7,321,424**	**57,597**	**156,362**	**967,048**	**11,175,439**
-	-	-	1	703,020	**713,328**
(46,490)	(489,917)	(7,992)	(31,988)	-	**(625,779)**
(209)	(22,385)	(329)	(2,823)	(6,601)	**(32,522)**
2,431	(2,329)	-	(8,607)	9,099	**(1)**
46,498	718,608	4,460	23,833	(841,215)	**(6,939)**
(235)	(5,446)	798	2,430	2,211	**1,420**
1,094,322	**7,519,955**	**54,534**	**139,208**	**833,562**	**11,224,946**
1,632,983	12,523,236	154,269	372,169	749,228	17,182,470
(633,217)	(6,238,951)	(136,090)	(302,358)	-	(7,486,606)
999,766	**6,284,285**	**18,179**	**69,811**	**749,228**	**9,695,864**
1,137,944	7,795,466	65,050	188,893	967,048	11,958,957
(45,617)	(474,042)	(7,453)	(32,531)	-	(783,518)
1,092,327	**7,321,424**	**57,597**	**156,362**	**967,048**	**11,175,439**
1,184,591	8,462,432	68,622	199,758	833,562	12,604,938
(90,269)	(942,477)	(14,088)	(60,550)	-	(1,379,992)
1,094,322	**7,519,955**	**54,534**	**139,208**	**833,562**	**11,224,946**

12. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

PARENT COMPANY

	Land	Mines	Lakes	Buildings
Net book value, December 31, 2004	**665,466**	**250,357**	**13,177**	**645,595**
- Revaluation	-	-	-	-
- Additions	-	20,473	-	-
- Depreciation expense	-	(14,125)	(452)	(33,308)
- Disposals	(885)	-	-	(53)
- Transfers from CIP	2,510	16,203	-	15,397
- Other movements	62	3	-	261
Net book value, December 31, 2005	**667,153**	**272,911**	**12,725**	**627,892**
- Additions	-	10,307	-	-
- Depreciation expense	-	(15,716)	(451)	(33,225)
- Disposals	-	(17)	-	(158)
- Transfers	(26)	-	-	(569)
- Transfers from CIP	3,214	14,188	-	23,475
- Transfer to disposal group classified as "held for sale" (note 11)	(1,554)	-	(2)	(1,195)
- Other movements	(10)	(32)	-	1,701
Net book value, December 31, 2006	**668,777**	**281,641**	**12,272**	**617,921**
At January 1, 2005				
Gross carrying amount	665,466	405,659	22,604	656,856
Accumulated depreciation	-	(155,302)	(9,427)	(11,261)
Net carrying amount	**665,466**	**250,357**	**13,177**	**645,595**
At December 31, 2005				
Gross carrying amount	667,153	442,338	22,604	672,461
Accumulated depreciation	-	(169,427)	(9,879)	(44,569)
Net carrying amount, December 31, 2005	**667,153**	**272,911**	**12,725**	**627,892**
At December 31, 2006				
Gross carrying amount	668,777	466,779	22,595	686,078
Accumulated depreciation	-	(185,138)	(10,323)	(68,157)
Net carrying amount, December 31, 2006	**668,777**	**281,641**	**12,272**	**617,921**

Technical Works	Machinery	Transport. Assets	Furniture and Equipment	Construction in Progress	Total
999,766	**6,284,285**	**18,179**	**69,804**	**749,228**	**9,695,857**
119,536	1,113,300	36,501	111,875	-	**1,381,212**
-	-	-	-	719,433	**739,906**
(45,617)	(474,042)	(7,453)	(32,531)	-	**(607,528)**
(66)	(15,836)	(876)	(2,280)	(3,185)	**(23,181)**
18,708	415,549	11,238	9,234	(493,398)	**(4,559)**
-	(1,832)	8	255	(5,030)	**(6,273)**
1,092,327	**7,321,424**	**57,597**	**156,357**	**967,048**	**11,175,434**
-	-	-	1	703,020	**713,328**
(46,490)	(489,917)	(7,992)	(31,988)	-	**(625,779)**
(209)	(22,385)	(329)	(2,823)	(6,601)	**(32,522)**
2,431	(2,329)	-	(8,607)	9,099	**(1)**
46,498	718,608	4,460	23,833	(841,215)	**(6,939)**
(7,481)	(35,736)	(23)	(282)	(10,534)	**(56,807)**
(235)	(5,446)	798	2,435	2,211	**1,422**
1,086,841	**7,484,219**	**54,511**	**138,926**	**823,028**	**11,168,136**
1,632,983	12,523,236	154,269	372,162	749,228	17,182,463
(633,217)	(6,238,951)	(136,090)	(302,358)	-	(7,486,606)
999,766	**6,284,285**	**18,179**	**69,804**	**749,228**	**9,695,857**
1,137,944	7,795,466	65,050	188,888	967,048	11,958,952
(45,617)	(474,042)	(7,453)	(32,531)	-	(783,518)
1,092,327	**7,321,424**	**57,597**	**156,357**	**967,048**	**11,175,434**
1,172,196	8,417,625	68,587	199,291	823,028	12,524,956
(85,355)	(933,406)	(14,076)	(60,365)	-	(1,356,820)
1,086,841	**7,484,219**	**54,511**	**138,926**	**823,028**	**11,168,136**

12. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(a) ***Legal Status of Property:*** PPC is in the process of preparing a detailed listing of its real estate property and developing a real estate assets' register in order to list all the relevant properties in its name at the relevant land registries and to obtain ownership and encumbrance certificates

(b) ***Insurance Coverage:*** The property, plant and equipment of PPC are located all over Greece and therefore the risk of a major loss is reduced. Currently, PPC does not carry any form of insurance coverage to date on its property, plant and equipment, except for its information technology equipment. In 2006, the Parent company initiated a process to select insurance companies that will carry out insurance on Directors and Officers' Liability, liabilities that may arise from its property, plant and equipment operations and liabilities against third parties.

(c) ***Statutory Revaluation of Fixed Assets:*** Until December 31, 2000, in accordance with Greek tax legislation, real estate assets (land and buildings) were periodically revalued (every four years).These revaluations relate to machinery (up to 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Ministry of Economy and Finance. Both cost and accumulated depreciation were increased by these indices while the net revaluation surplus is credited to reserves in equity.As such statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and they have been reversed in the accompanying financial statements.As at December 31, 2000, statutory revaluations that had been performed in the past resulted in a total revaluation surplus of Euro 947,342 an amount already used to set up part of PPC's share capital according to relevant Greek Law for revaluations.

From 2004 onwards, Greek tax legislation provides the alternative possibility for companies which prepare their financial statements in conformity with IFRS, to proceed with the revaluation of their land and buildings to their estimated fair values, as determined by independent appraisers. On December 31, 2004, the Parent Company's land and buildings were revalued to their estimated fair values at that date as determined by independent appraisers (see paragraph below).

(d) ***Revaluation of Fixed Assets:*** Within 2004, PPC proceeded with the revaluation of its fixed assets as of December 31, 2004.The revaluation was carried out by an independent firm of appraisers.The above appraisal which excluded lakes, mines and construction in progress, was completed within 2005 in two phases:

(i) Revaluation of land and buildings: The appraisal of land and buildings of PPC with an effective date of December 31, 2004, was completed within 2005 and accounted for as of December 31, 2004.The above appraisal of land and buildings resulted initially in a net surplus of Euro 603,741, out of which the amount of Euro 620,806 was directly credited in equity as of December 31, 2004 (Euro 602,299 net of real estate tax plus deferred tax on devaluations), and the amount of Euro 17,065, which was not fully offset against the valuation surplus of previous revaluations, was charged directly to the statement of income for the year ended December 31, 2004. Upon the completion of the procedure of registering, accounting settlement and physical/accounting and reconciliation of its revalued land and buildings with the existing fixed assets register, PPC encountered negative differences related to the surplus which was recorded on December 31, 2004.Therefore, PPC proceeded in 2005 with the reversal of a portion of the above surplus amounting to Euro 24,600 (Euro 17,056 net of deferred tax) as of January 1, 2005.

(ii) Revaluation of remaining classes of fixed assets and software: The appraisal of the remaining fixed assets (machinery and other equipment, technical works, transportation assets, furniture and fixtures) and software of PPC was completed during the fourth quarter of 2005.The comparison between the values as determined by the independent appraisers and the carrying value of the above classes of assets, resulted in a net surplus amounting

to Euro 1,391 million, out of which Euro 1,403 million was credited directly to equity (Euro 1,047 million net of deferred tax) and an amount of Euro 12,767, which was not fully offset against the valuation surplus of previous revaluations, was charged to the statement of income for the year ended December 31, 2005 (Euro 9,669 net of deferred tax).

The method and the significant assumptions used by the independent appraiser for the valuation are as follows:

(a) All properties appraised were considered to be at the ownership of PPC.

(b) Properties that, during the appraiser's site inspection, were identified as having restraints and properties for which the legal ownership of PPC is being disputed at law have not been included in the assets measured at fair value

(c) The title deeds, building permits and other similar permits, required by the Greek law, are available by PPC.

(d) The majority of properties appraised is held for use by the Mines, the Generation, the Transmission and the Distribution divisions of PPC, or for administrative purposes, and are expected to be used as such for their remaining useful lives.

(e) The Fair Value of land, buildings and equipment was determined by use of the Market Approach (market-based evidence), undertaken by professionally qualified appraisers. The fair value for special purpose buildings, machinery and civil works was determined by use of the cost approach, and more particularly the depreciated replacement cost method where adjustments were made to reflect the physical, functional and economic obsolescence.

(f) The economic obsolescence was determined by the appraiser by using the income approach, through a Discounted Cash Flow analysis. The economic obsolescence was allocated proportionally to all tangible assets, as required by the International Valuation Standards.

13. INTANGIBLE ASSETS, NET

At December 31, 2006 and 2005, intangible assets consisted of software and purchases of emission rights.

The movement of software for the year ended December 31, 2006 and 2005 has as follows:

	Group		Company	
	2006	**2005**	**2006**	**2005**
Net book value, beginning of year	**15,658**	**8,281**	**15,658**	**8,281**
- Additions	6,939	4,559	6,939	4,559
- Depreciation expense	(7,744)	(6,624)	(7,744)	(6,624)
- Revaluation	-	9,610	-	9,610
- Disposals	(51)	(41)	(51)	(41)
- Other movements	148	(127)	148	(127)
Net book value, ending of year	**14,950**	**15,658**	**14,950**	**15,658**

The net carrying amount of software is further analyzed as follows:

	Group	Company
At December 31, 2004		
Gross carrying amount	29,187	29,187
Accumulated amortization	(20,906)	(20,906)
Net carrying amount	**8,281**	**8,281**
At December 31, 2005		
Gross carrying amount	22,282	22,282
Accumulated amortization	(6,624)	(6,624)
Net carrying amount	**15,658**	**15,658**
At December 31, 2006		
Gross carrying amount	29,272	29,272
Accumulated amortization	(14,322)	(14,322)
Net carrying amount	**14,950**	**14,950**

At December 31, 2006 and 2005, the Parent Company had purchased emission rights of Euro 21,087 and Euro 7,343, net off accumulated impairment losses of Euro 10,100 and Euro NIL, respectively.

14. INVESTMENTS IN SUBSIDIARIES

	Group		Company	
	2006	2005	2006	2005
PPC Telecommunications	-	-	57,419	57,419
PPC Rhodes S.A.	-	-	838	1,945
PPC Renewables S.A.	-	-	6,335	4,634
PPC Crete S.A.	-	-	982	1,100
Total	**-**	**-**	**65,574**	**65,098**

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Name	Ownership Interest 2006	2005	Country of incorporation	Principal Activities
PPC Renewables S.A.	100%	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A.	100%	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	100%	Greece	Engineering services, construction and operation of a power plant

In June 2006, the Annual Shareholders' General Assemblies for PPC Rhodes S.A. and PPC Crete S.A. decided to dissolve their operations and initiate the relevant procedures prescribed by the local corporate legislation on July 1, 2006. Those procedures are yet to be completed.

The Parent Company in the 2006 separate financial statements, recognised an impairment loss with respect to the above two subsidiaries of Euro 1,225.

In 2006, the Parent Company participated in the share capital increase of its subsidiary PPC Renewables S.A. by contributing in cash an amount of Euro 1,701.

15. INVESTMENTS IN JOINT VENTURES

In 2006, the Parent Company together with Contour Global LLP, established a 50% jointly controlled entity named SENCAP S.A. ("SENCAP" - a holding entity) whose objective is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey, and selectively in the Mediterranean area.

The initial share capital of SENCAP was set at Euro 60, paid by both parties within 2006. In accordance with the shareholders' agreement signed between PPC and Contour Global LLP, each partner will contribute an amount of up to Euro 300 million within the forthcoming five years in order for SENCAP to be able to finance its investment opportunities.

At December 31, 2006, PPC's share on the assets, liabilities, income and expenses of SENCAP had as follows:

	2006
Assets	30
Liabilities	(13)
Equity	(17)
Income	-
Expense	(13)

16. INVESTMENTS IN ASSOCIATES

	Group 2006	Group 2005	Company 2006	Company 2005
Larco S.A.	9,238	-	37,032	-
Investments through				
PPC Renewables S.A.	3,648	1,923	-	-
WIND-PPC Holding N.V.	-	2,477	-	-
HTSO	144	144	144	144
Total	**13,030**	**4,544**	**37,176**	**144**

The Group's ownership interest in the above associates as at December 31, 2006 was as follows:

Name	Ownership Interest 2006	Ownership Interest 2005	Country of Incorporation	Principal Activities
Larco S.A.	28.56%	28.56%	Greece	Metallurgical
Investments through PPC Renewables	49%	49%	Greece	Energy generation from renewable sources
WIND-PPC Holding N.V.	50% less one share	50% less one share	Netherlands	Telecommunication services
HTSO	49%	49%	Greece	Transmission system operator

The Parent Company in prior years had recorded an impairment loss on the investment of one of its associates (Larco S.A.). At December 31, 2005, the carrying amount of this investment was NIL. In 2006 due to the fact that the indications that led to the recognition of the impairment loss had been reversed, the Parent Company appointed an independent valuer to make an assessment of the recoverable amount of its investment in this associate, in accordance with the provisions of IAS 36 "Impairment of assets". As a result, in 2006 the Parent Company reversed part of the impairment loss previously recognized of Euro 37,032.

In July 2006 the Board of Directors of PPC Telecommunications approved the participation to the share capital increase of WIND – PPC HOLDING N.V. for a total amount of Euro 9 million. As a result, the PPC share on the share capital of WIND – PPC HOLDING N.V. was increased by Euro 4,499 an amount that was paid to WIND – PPC HOLDING N.V. by PPC Telecommunications S.A. in 2006.

PPC Renewables S.A. participates in the share capital of five companies that are engaged in the renewables energy sector, with a 49% investment share in each. In 2006, PPC Renewables S.A. participated in various share capital increases of these companies with a total amount of Euro 2,095.

Dividends that PPC Renewables S.A. received in 2006 from its associates amounted to Euro 241.

The following table presents condensed financial information of the PPC share in its associates' assets, liabilities and shareholders' equity:

	December 31, 2006 Assets	Liabilities	Equity
Larco S.A.	72,218	(62,980)	(9,238)
Investments through PPC Renewables S.A.	14,326	(10,678)	(3,648)
WIND PPC Holdings N.V.	83,229	(83,229)	-
	169,773	**(156,887)**	**(12,886)**

	December 31, 2005		
	Assets	Liabilities	Equity
Larco S.A.	54,355	(54,355)	-
Investments through PPC Renewables S.A.	8,982	(7,191)	(1,791)
WIND PPC Holdings N.V.	76,817	(74,340)	(2,477)
	140,154	**(135,886)**	**(4,268)**

PPC's share of its associates' revenue and results for the year ended December 31, 2006 and 2005 has as follows:

	December 31, 2006		December 31, 2005	
	Sales	Profit/ (Loss)	Sales	Profit/ (Loss)
Larco S.A.	98,070	9,238	69,721	5,111
Investments through PPC Renewables S.A.	766	(127)	702	-
WIND PPC Holdings N.V.	59,377	(6,978)	61,882	(13,214)
	158,213	**2,133**	**132,305**	**(8,103)**

LARCO S.A. does not prepare its financial statements under International Financial Reporting Standards. Furthermore, its statutory financial statements are audited and approved at a later date than the date that PPC's financial statements are authorised for issuance. As a result, the Group in applying the equity method of accounting for this associate in its December 31, 2006 consolidated financial statements used unaudited pro-forma statutory financial information provided by LARCO S.A. a basis which is not in accordance with the methods prescribed in IAS 28 "Investments in associates".

17. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

PPC balances with its subsidiaries and its associates as of December 31, 2006 and December 31, 2005 are as follows:

	December 31, 2006		December 31, 2005	
	Receivable	(Payable)	Receivable	(Payable)
Subsidiaries				
- PPC Telecommunications S.A.	290	-	255	-
- PPC Renewables S.A.	1,387	-	1,158	-
- PPC Rhodes S.A.	29	-	29	-
- PPC Crete S.A.	43	-	36	-
	1,749	-	**1,478**	-
Associates				
- HTSO (note 33)	126,291	(179,200)	28,606	(48,795)
- Tellas (note 20 and 33)	11,426	(10,096)	10,877	(6,113)
- Larco (energy and ash)	35,465	(220)	34,684	-
	173,182	**(189,516)**	**74,167**	**(54,908)**

PPC's transactions with its subsidiaries and its associates for the year ended December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005	
	Sales	**(Purchases)**	**Sales**	**(Purchases)**
Subsidiaries				
- PPC Telecommunications S.A.	33	-	32	-
- PPC Renewables S.A.	184	-	160	-
- PPC Rhodes S.A.	8	-	8	-
- PPC Crete S.A.	7	-	6	-
	232	-	**206**	-
Associates				
- HTSO				
- Use of the transmission system	243,394	-	230,393	-
- Fees for seconded staff	12,461	-	11,357	-
- Access to and operation of transmission system	-	(285,445)	-	(269,279)
- Energy purchases	-	(403,471)	-	(129,116)
- Other services rendered	23,912	-	24,948	-
- Tellas	3,981	(3,348)	3,702	(2,970)
- Larco (energy and ash)	58,520	(185)	44,005	-
	342,268	**(692,449)**	**314,405**	**(401,365)**

In July 2006 the Parent Company's Board of Directors decided that a guarantee would be issued in favour of Tellas, an associate company, in connection with a bond of Euro 50 million to be concluded by Tellas. The issue of the bond took place on July 31, 2006 and the proceeds were used for the full repayment of existing loans amounting to Euro 30 million, for which the Parent Company had originally provided its guarantee.

In December 2006, PPC's Board of Directors approved Tellas' Business Plan for the period 2006 – 2011.

Transactions and balances with other government owned entities

The following table presents purchases and balances with Hellenic Petroleum ("ELPE") and National Gas Company ("DEPA"), which are PPC's liquid fuel and natural gas suppliers, respectively.

	December 31, 2006		December 31, 2005	
	Purchases	**Balance**	**Purchases**	**Balance**
ELPE, purchases of liquid fuel	622,681	22,874	539,313	28,360
DEPA, purchases of natural gas	524,179	58,872	392,513	42,905
	1,146,860	**81,746**	**931,826**	**71,265**

Further to the above, PPC enters into transactions with many government owned profit oriented entities within its normal course of business (sale of electricity, services received, etc.). All transactions with government owned entities are performed at arm's length terms.

Management compensation:
Fees concerning management members (Board of Directors and General Managers) for the year ended December 31, 2006 and 2005 have as follows:

	December 31,	
	2006	**2005**
Compensation of members of the Board of Directors		
- Executive members of the Board of Directors	201	255
- Non-executive members of the Board of Directors	376	379
- Contributions to defined contribution plans	9	8
	586	**642**
Compensation of General Managers		
- Regular compensation	1,063	1,291
- Contribution to defined contribution plans	110	126
	1,173	**1,417**
Total	**1,759**	**2,059**

Compensation to members of the Board of Directors does not include standard payroll, paid to representatives of employees that participate in the Parent Company's Board of Directors and related contributions to social security funds.

18. MATERIALS, SPARE PARTS AND SUPPLIES, NET

	Group		Company	
	2006	**2005**	**2006**	**2005**
Lignite	52,988	46,379	52,988	46,379
Liquid fuel	93,856	90,146	93,856	90,146
Materials and consumables	572,136	551,188	572,136	551,188
Purchased materials in transit	32,757	16,287	32,757	16,287
Transfer to disposal groupclassified as "held for sale"	-	-	(489)	-
	751,737	**704,000**	**751,248**	**704,000**
Provision for materials' write down to recoverable amount	(149,217)	(146,166)	(149,217)	(146,166)
Total	**602,520**	**557,834**	**602,031**	**557,834**

During the years ended December 31, 2006 and 2005, PPC made an additional provision for materials' write down to recoverable amount expected to be realized from their use of Euro 3,051 and Euro 6,529, respectively.

19. TRADE RECEIVABLES, NET

	Group		Company	
	2006	2005	2006	2005
High voltage	88,121	67,573	88,121	67,573
Medium and low voltage	521,718	456,769	521,718	456,769
Customers contributions	11,044	10,771	11,044	10,771
	620,883	**535,113**	**620,883**	**535,113**
Unbilled revenue	296,768	264,022	296,768	264,022
	917,651	**799,135**	**917,651**	**799,135**
Allowance for doubtful balances	(126,703)	(104,063)	(126,703)	(104,063)
Total	**790,948**	**695,072**	**790,948**	**695,072**

High voltage customer balances relate to (a) receivables from sales of energy to 27 large local industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering and (b) exports to foreign customers.

Medium voltage customers are mainly industrial and commercial companies. Billing is made on a monthly basis based on actual meter readings. Low voltage customers are mainly residential and small commercial customers.

The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based mainly on the energy consumed during the corresponding period in the prior year.

There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, residential, etc). Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading or billing through each reporting date are accounted for as unbilled revenue.

Allowance for medium and low voltage customers is made on the basis on non-collection. The Company considers that an impairment loss has been incurred when non-collection exceeds the period of six months and one year, over the normal credit terms, for medium voltage and low voltage customers, respectively. The movement in the allowance for doubtful balances is as follows:

	Group		Company	
	2006	2005	2006	2005
As at January 1	**104,063**	**97,265**	**104,063**	**97,265**
- Provision charge	23,683	19,381	23,683	19,381
- Reversal of unused provision	-	(12,007)	-	(12,007)
- Utilisation	(1,043)	(576)	(1,043)	(576)
As at December 31	**126,703**	**104,063**	**126,703**	**104,063**

20. OTHER RECEIVABLES, NET

	Group		Company	
	2006	2005	2006	2005
Value Added Tax	33,349	13,185	33,349	13,185
Disputes with tax authorities	40,256	32,207	40,256	32,207
Social security funds, in dispute	18,059	18,059	18,059	18,059
Social security funds, current	4,482	4,482	4,482	4,482
State participation in employees' Social security contributions	6,394	6,394	6,394	6,394
Pensioners' advances, in dispute	5,262	5,262	5,262	5,262
Loans to employees	25,969	18,208	25,969	18,208
PPC Personnel Insurance Organization	37,510	37,510	37,510	37,510
Allowance for doubtful balances of PPC – PIO	(37,510)	(37,510)	(37,510)	(37,510)
Employees' current accounts	1,391	1,369	1,391	1,369
Receivables from contractors	10,694	6,515	10,694	6,515
Tax withholdings	1,176	4,242	1,176	4,242
Receivables from Tellas (note 17)	11,426	10,877	11,426	10,877
Other	36,952	7,680	38,029	8,344
	195,410	**128,480**	**196,487**	**129,144**
Allowance for doubtful balances	(45,967)	(41,935)	(45,967)	(41,935)
Total	**149,443**	**86,545**	**150,520**	**87,209**

PPC Personnel Insurance Organization (PIO): PPC is in dispute with PIO as to the undertaking of the obligation for supplying energy at a reduced tariff to PIO pensioners. Based on opinions obtained by PPC's management from independent legal advisors, this reduced tariff represents an insurance benefit and accordingly the related obligation lies with PIO. As of December 31, 2006, PPC had a receivable from PIO of Euro 37,510, reflecting the energy supplied to PIO pensioners at a reduced tariff, for the period January 1, 2000 to December 31, 2002. PPC has recorded an equal provision against this amount.

Disputes with Tax Authorities: The amount represents additional income taxes and penalties assessed to and paid by the Parent Company as a result of a preliminary tax audit performed in previous years by the tax authorities for the fiscal years from 1992 through to 1997. The amounts were paid by the Parent Company in order to be able to file a case against the tax courts. These amounts have as follows:

(a) For the fiscal year 1992, the Parent Company paid (in 2006) an amount of Euro 8,048 (income tax of Euro 1,064, additional taxes of Euro 2,724 and penalties of Euro 4,260). For the additional taxes of Euro 2,724, the Parent Company established an additional provision (note 30).

(b) For the fiscal years from 1995 through to 1997, the Parent Company paid an amount of Euro 30,728 (Euro 18,173 paid in 2005 and Euro 12,555 paid in periods prior to December 31, 2004).

(c) For the fiscal years from 1983 through to 1995, the Parent Company paid an amount of Euro 1,480.

Against the above receivables, the Parent Company has established a provision of Euro 42,676 (note 30).

Social Security Funds in Dispute: The amount relates to social security contributions (years 1983-1993) for employees

who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PPC – PIO brought the case again before the courts. The court rejected PPC as a litigant while the case of PPC – PIO, versus IKA is held pending. A respective provision has been established for non-collection of this amount.

State Participation in Employees' Social Security Contributions: The amount represents the claim of PPC from the State for the latter's contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to Pensioners in Dispute: The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners. A respective provision has been established for non-collection of this amount.

The movement in the allowance for other receivables is as follows:

	Group		Company	
	2006	**2005**	**2006**	**2005**
As at January 1	**41,935**	**27,303**	**41,935**	**27,303**
- Provision charge	4,032	14,632	4,032	14,632
- Utilisation	-	-	-	-
As at December 31	**45,967**	**41,935**	**45,967**	**41,935**

21. AVAILABLE FOR SALE FINANCIAL ASSETS

	Group		Company	
	2006	**2005**	**2006**	**2005**
National Bank of Greece	46,997	34,627	46,997	34,627
Heracles Cement S.A.	8,664	5,335	8,664	5,335
Evetam	241	241	241	241
Total	**55,902**	**40,203**	**55,902**	**40,203**

PPC's Board of Directors approved PPC's participation in the share capital increase of the National Bank of Greece, exercising its right as an existing shareholder in order to purchase 384,750 new common shares with a nominal value of Euro 22.11 per share, for which PPC paid Euro 8,507 in July 2006.

The change in the fair value of equity securities available for sale totalled Euro 7,192 and Euro 11,764 in the years 2006 and 2005, respectively and was credited to "Marketable securities valuation surplus", in shareholders' equity (note 25).

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	2005	2006	2005
Cash in hand	839	699	838	697
Cash at banks	27,892	30,671	23,891	21,848
Bank of Crete (note 33)	6,806	6,806	6,806	6,806
Total	**35,537**	**38,176**	**31,535**	**29,351**

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 1,067 and Euro 431, in the years 2006 and 2005, respectively, for the Group and to Euro 614 and Euro 221 for the Company in the years 2006 and 2005, respectively and are included in financial income in the accompanying statements of income.

All cash and cash equivalents are denominated in Euro.

23. SHARE CAPITAL

Under Law 2773/1999 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2001 into a société anonyme. Law 2773/1999 also ratified the Articles of Incorporation of PPC, which specify, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.
- PPC's fiscal year ends at December 31, of each year. Exceptionally, its first fiscal year was concluded at the end of the year succeeding the year of PPC's transformation into a société anonyme.
- The life of PPC was set for 100 years.

At December 31, 2006 and 2005, PPC's share capital (fully authorised and issued) amounted to Euro 1,067,200 divided into 232,000,000 common shares of Euro four and sixty cents (Euro 4.60) par value each.

24. LEGAL RESERVE

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their financial statements to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the corporation. For the years ended 2006 and 2005, the Group established a legal reserve of Euro 2,066 and Euro 7,079, respectively. Accordingly at December 31, 2006 and 2005, this reserve totalled Euro 42,464 and Euro 40,398, respectively.

25. OTHER RESERVES

	Group		Company	
	2006	2005	2006	2005
Tax free (Law 2238/94)	113,187	113,187	113,187	113,187
Specially taxed reserves	95,596	113,036	95,596	113,036
Marketable securities valuation surplus (note 21)	37,234	30,042	37,234	30,042
Total	**246,017**	**256,265**	**246,017**	**256,265**

Tax-free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. However, if distributed, such reserves are subject to income tax (estimated at approximately Euro 48 million at December 31, 2005, assuming a tax rate of 25%).

On the above reserves, no deferred taxes are accounted for. For the years 2006 and 2005, the Group established tax-free reserves of Euro NIL and Euro 2,439, respectively.

In 2006, the Parent Company distributed an amount of Euro 17,440 of specially taxed reserves, as part of the annual dividend distribution to its shareholders (note 26). No tax was paid on this distribution.

26. DIVIDENDS

Under Greek corporate law, companies are required each year to declare and pay from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. A dividend of an amount less than 35% of after tax profit and after allowing for the legal reserve, but greater than 6% of paid-in share capital can be declared and paid with 70% affirmative vote of all shareholders. However, with the unanimous consent of all shareholders a company may not declare any dividend.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a) No dividends can be distributed to the shareholders as long as a company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

On June 6, 2005, the Parent Company's Shareholders General Assembly approved the distribution of dividends of Euro 208,800 (Euro 0.90 per share), for the year 2004.

On May 24, 2006, the Parent Company's Shareholders General Assembly approved the distribution of dividends, for the year 2005, of Euro 116,000 (Euro 0.50 per share). Such distribution was partially realized from the release of specially taxed reserves (note 25) and the remaining from retained earnings.

As at December 3 , 2006 and 2005, the unpaid balance of dividends was Euro 212 and Euro 183, respectively.

The Parent Company's Board of Directors in its meeting held on March 27, 2006 decided to propose to the Shareholders' General Assembly the distribution of dividends of Euro 37,120 (Euro 0.16 per share).

27. INTEREST BEARING LOANS AND BORROWINGS

	Group		Company	
	2006	**2005**	**2006**	**2005**
Bank loans	1,270,463	1,625,266	1,270,463	1,625,266
Bonds payable	2,458,694	2,063,694	2,458,694	2,063,694
Bills payable	33	303	33	303
Transfer to disposal group classified as "held for sale"	-	-	(221)	-
Total	**3,729,190**	**3,689,263**	**3,728,969**	**3,689,263**
Less current portion:				
- Bank loans	133,198	333,251	133,198	333,251
- Bonds payable	900,000	158,694	900,000	158,694
- Bills payable	5	235	5	235
Less Transfer to disposal group classified as "held for sale"	-	-	(68)	-
Total	**1,033,203**	**492,180**	**1,033,135**	**492,180**
Long-term portion	**2,695,987**	**3,197,083**	**2,695,834**	**3,197,083**

The total interest expense (including amortization of loan fees and expenses) on total debt for the period ended December 31, 2006 and 2005, amounted to Euro 156,892 and Euro 141,240 respectively, and is included in financial expenses in the accompanying statements of income. Interest rates on the above loans are based on Euribor plus margin.

A further analysis of PPC's interest bearing loans and borrowings is as follows:

	2006	**2005**
Bank loans and bonds		
- Fixed rate	1,809,737	1,746,768
- Floating rate	748,694	745,818
European Investment Bank		
- Fixed rate	512,340	562,790
- Floating rate	588,208	533,706
Project financings		
- Fixed rate	33	618
- Floating rate	69,957	99,563
Total	**3,728,969**	**3,689,263**

Long term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which is that the Company should not cease to be a corporation controlled as to at least 51% by the Greek State.

Borrowings by currency at December 31, 2006 and 2005 has as follows:

	2006	**2005**
EURO	97.9%	97.1%
USD	0.1%	0.3%
CHF	2%	2.6%

During 2006 the Parent Company issued nine bonds totaling Euro 550 million (repayable within the period 2007 – 2011),

one loan agreement for a total amount of Euro 100 million, (repayable within the period 2010 – 2021). The Parent Company also concluded one loan agreement for a total amount of Euro 100 million with a fifteen year duration, which has not yet been issued.

In 2006 the Parent Company exercised its right and renewed for one more year the maturity of a bond loan of Euro 100 million with an initial maturity in 2006.

The bondholders of a bond amounting to Euro 59 million concluded in June 1997 did not exercise their right to earlier repayment and as a result the final redemption of the abovementioned bond will take place in June 2012.

The fair value of bonds that are publicly traded at December 31, 2006 and 2005 totaled Euro 1,226 million and Euro 1,272 million, respectively, while, their respective carrying amount as at December 31, 2006 and 2005 totaled Euro 1,200 million and Euro 1,200 million, respectively.

The fair value of long-term loans with floating interest rates approximate their carrying amounts.

Forward Contracts: At December 31, 2006, the Company had two groups of currency forward contracts outstanding. One was concluded for the purchase of an amount of CHF 150 million for value date June 13, 2008, relating to the full repayment of one balloon installment of a CHF syndicated loan concluded in 2003. The other was concluded for the purchase of an initial amount of YEN 4,118 billion, for the full repayment of an amortizable EIB loan covering the period January 2006 - January 2016.

The annual principal payments required to be made subsequent to December 31, 2006 and 2005 (based on the exchange rates as at December 31, 2006 and 2005) are as follows:

	2006	2005
On demand or within one year	1,033,138	492,180
In the second year	379,657	832,314
In the third to fifth years inclusive	1,674,469	1,757,383
After five years	641,705	607,386
Total	**3,728,969**	**3,689,263**

28. FINANCIAL INSTRUMENTS

	Group		Company	
	2006	2005	2006	2005
Derivative assets	**3,936**	**-**	**3,936**	**-**
Derivative liabilities	**-**	**(13,827)**	**-**	**(13,827)**

Derivative financial instruments represent interest rate swaps. At December 31, 2006, PPC had eight interest rate swap agreements outstanding of a total nominal outstanding amount of Euro 815,756, maturing during the period 2007 – 2010. Changes in their fair values of these derivatives are included in financial (expense) income, net, in the accompanying statements of income. The net change in the fair values of swap agreements for the years ended December 31, 2006 and 2005 amounted to Euro 17,763 gain and Euro 14,648 gain, respectively, and is included in financial income (note 8).

29. POST RETIREMENT BENEFITS

PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions. Net costs for the period are included in the provisions for risks in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded.

The details of the actuarial study for the years December 31, 2006 and 2005 have as follows:

	Group		Company	
	2006	2005	2006	2005
Present value of unfunded obligations	264,734	289,129	264,734	289,129
Unrecognised net loss	(26,879)	(58,431)	(26,879)	(58,431)
Net liability in balance sheet	**237,855**	**230,698**	**237,855**	**230,698**
Components of net service cost				
Service cost	5,065	4,390	5,065	4,390
Interest cost	13,241	12,361	13,241	12,361
Amortization of unrecognised loss	2,139	135	2,139	135
	20,445	**16,886**	**20,445**	**16,886**
Movements during the year in net liability in balance sheet				
Net liability at beginning of the year	230,698	226,637	230,698	226,637
Actual benefits utilised	(13,289)	(12,825)	(13,289)	(12,825)
Total expense recognised	20,446	16,886	20,446	16,886
	237,855	**230,698**	**237,855**	**230,698**
Change in benefit obligation				
DBO, at beginning of year	289,129	253,922	289,129	253,922
Service cost	5,065	4,390	5,065	4,390
Interest cost	13,241	12,361	13,241	12,361
Actuarial loss/ (gain)	(29,413)	31,282	(29,413)	31,282
Benefits utilised	(13,289)	(12,826)	(13,289)	(12,826)
DBO, at the end of the year	**264,733**	**289,129**	**264,733**	**289,129**
Weighted average assumptions				
Discount rate	5.1%	4.7%	5.1%	4.7%
Rate of tariff increase per annum:				
- 2006	-	3.5%	-	3.5%
- 2007	3.0%	3.5%	3.0%	3.5%
- 2008	3.0%	3.0%	3.0%	3.0%
- 2009	2.0%	2.0%	2.0%	2.0%
- 2010 to 2011	1.0%	1.0%	1.0%	1.0%
- From 2012 onwards	0.0%	0.0%	0.0%	0.0%
Average future working life	13.36	13.80	13.36	13.80

30. PROVISIONS

	Group		Company	
	2006	2005	2006	2005
Litigation with employees and third parties (note 36(d))	139,511	147,547	139,511	147,547
Disputes with tax authorities (note 20)	42,676	39,952	42,676	39,952
Mines' land restoration	14,000	15,215	14,000	15,215
PPC-PIO fixed assets	7,373	4,020	7,373	4,020
Total	**203,560**	**206,734**	**203,560**	**206,734**

During the years ended December 31, 2006 and 2005, PPC made an additional provision for litigation with employees and third parties of Euro 8,036 (gain) and Euro 670, respectively.

As per law 2773/1999, including among other provisions the establishment of the PPC Personnel Insurance Organization ("PPC-PIO"), PPC by decision of its Board of Directors, shall concede to PPC-PIO certain assets at no consideration. At December 31, 2006 and 2005, a provision of Euro 7,373 and Euro 4,020, respectively has been established, reflecting the carrying amount of the assets to be transferred to PPC-PIO. The provision for the year ended December 31, 2006 and 2005 amounted to Euro 3,444 and Euro NIL, respectively.

The movement of the provisions for disputes with tax authorities and mines' restoration for the Parent Company and the Group has as follows:

	Disputes with tax authorities	Mines' restoration
Balance December 31, 2004	**46,550**	**18,949**
- Effect of application of IFRIC 1	-	(4,419)
- Change in outflow included in assets	-	692
- Provision charge	2,965	-
- Utilization of provision	(5,530)	-
- Reversal of unused amounts	(4,033)	(947)
- Finance cost	-	940
Balance December 31, 2005	**39,952**	**15,215**
- Change in outflow included in assets	-	(1,333)
- Provision charge	2,724	-
- Utilization of provision	-	-
- Reversal of unused amounts	-	(991)
- Finance cost	-	1,109
Balance December 31, 2006	**42,676**	**14,000**

31. DEFERRED CUSTOMERS' CONTRIBUTIONS AND SUBSIDIES

Deferred customers' contributions and subsidies of the Group as at December 31, 2006 and 2005 have as follows:

GROUP	Subsidies	Customer Contributions	Total
Net book value, December 31, 2004	**384,620**	**1,036,525**	**1,421,145**
- Subsidies and contributions received	14,239	174,811	189,050
- Amortization of subsidies and contributions	(13,538)	(37,150)	(50,688)
Net book value, December 31, 2005	**385,321**	**1,174,186**	**1,559,507**
- Subsidies and contributions received	8,471	180,806	189,277
- Amortization of subsidies and contributions	(14,086)	(42,822)	(56,908)
Net book value, December 31, 2006	**379,706**	**1,312,170**	**1,691,876**

Deferred customers' contributions and subsidies of the Parent Company as at December 31, 2006 and 2005 have as follows:

COMPANY	Subsidies	Customer Contributions	Total
Net book value, December 31, 2004	**384,620**	**1,036,525**	**1,421,145**
- Subsidies and contributions received	14,239	174,811	189,050
- Amortization of subsidies and contributions	(13,538)	(37,150)	(50,688)
Net book value, December 31, 2005	**385,321**	**1,174,186**	**1,559,507**
- Subsidies and contributions received	8,471	180,806	189,277
- Amortization of subsidies and contributions	(14,086)	(42,822)	(56,908)
- Transfer to disposal group classified as "held for sale" (note 11)	(6,432)	-	(6,432)
Net book value, December 31, 2006	**373,274**	**1,312,170**	**1,685,444**

32. OTHER NON – CURRENT LIABILITIES

	Group		Company	
	2006	2005	2006	2005
TAP – HEAP reserve	24,393	24,393	24,393	24,393
Customers' deposits	433,847	390,924	433,847	390,924
Other	16	16	16	16
Total	**458,256**	**415,333**	**458,256**	**415,333**

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance func of HEAP, an electric utility company, which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO, which was established in late 1999.

Customers' Deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/or distribution networks and is considered as coverage against unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts, which are payable on demand, is not expected to be realised within a short period of time the amounts are classified as non-current liabilities.

33. TRADE AND OTHER PAYABLES

	Group		Company	
	2006	2005	2006	2005
Trade:				
Suppliers and contractors	237,935	222,367	237,935	222,367
Other	6,131	5,717	6,131	5,717
	244,066	**228,084**	**244,066**	**228,084**
Sundry Creditors:				
Municipalities' duties	256,455	247,732	256,455	247,732
Greek TV	68,946	55,190	68,946	55,190
Pensioners	316	735	316	735
Bank of Crete (note 22)	12,053	12,053	12,053	12,053
Building sale proceeds	13,294	13,294	13,294	13,294
HTSO (note 17)	52,909	20,189	52,909	20,189
TELLAS (note 17)	10,096	6,113	10,096	6,113
Benefits on employee overtime	11,538	10,164	11,538	10,164
Other	143,343	77,696	143,292	77,662
	568,950	**443,166**	**568,899**	**443,132**
Other:				
Social security funds, PIO	71,741	68,176	71,741	68,176
PIO, non-social security related amounts	5,965	5,441	5,965	5,441
Social security funds, other	13,715	13,260	13,715	13,260
Lignite levy	759	12,373	759	12,373
Taxes withheld	34,650	32,764	34,650	32,764
	126,830	**132,014**	**126,830**	**132,014**
Total	**939,846**	**803,264**	**939,795**	**803,230**

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers and certain high voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 2006 and 2005 totaled Euro 24,871 and Euro 23,333, respectively, and are included in other revenues in the accompanying statements of income. Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of Euro 6,806 with the bank were blocked, while PPC ceased payments on its loans from the bank then outstanding of Euro 12,053. The case, following a relevant ruling of the Supreme Court, was brought to the Court of Appeals and a decision was issued partially in PPC's favor. However, against this decision a cancelling appeal was filed to the Supreme Court, which is set for discussion in October 2007.

Lignite Levy: Based on Law 2446/1996, effective 1997, PPC is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the centre of Athens during December 1999. Although the net book value of the land and building at the date of sale of Euro 97 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the PPC Personnel Insurance Organization.

34. SHORT-TERM BORROWINGS

	Group		**Company**	
	2006	**2005**	**2006**	**2005**
Overdraft facilities				
- Credit lines available	330,000	295,000	330,000	295,000
- Unused portion	(212,400)	(151,100)	(212,400)	(151,100)
- Used portion	**117,600**	**143,900**	**117,600**	**143,900**

At December 31, 2006, PPC had drawn from its bank overdraft facilities an amount of Euro 117,600 bearing interest at EURIBOR plus a margin.

35. ACCRUED AND OTHER CURRENT LIABILITIES

	Group		Company	
	2006	2005	2006	2005
Accrued interest on interest bearing loans and borrowings	49,110	45,527	49,110	45,527
Natural gas and liquid fuel purchases	59,562	44,352	59,562	44,352
Energy purchases	6,393	3,057	6,393	3,057
Mining related services	1,083	5,426	1,083	5,426
Klitos minefield, additional expropriation costs	2,010	2,010	2,010	2,010
Accrual for voluntary leave	6,300	-	6,300	-
Accrued personnel compensation	65,663	61,452	65,663	61,452
Purchase of Emission Allowances	353	2,324	353	2,324
Other	8,898	3,348	8,898	3,348
Total	**199,372**	**167,496**	**199,372**	**167,496**

36. COMMITMENTS AND CONTINGENCIES

(a) ***Agreement with WIND:*** One of PPC's subsidiaries, PPC Telecommunications S.A., has formed a company with WIND S.p.A. (WIND-PPC Holdings N.V.), which further, exclusively, participates in Tellas S.A. Telecommunications ("Tellas"). Tellas started providing fixed and fixed wireless telephony as well as Internet services in Greece in 2003. The Group's total estimated equity contribution into Tellas is not expected to exceed Euro 90 million up to 2011, of which an amount of approximately Euro 55 million has already been invested through PPC Telecommunications S.A. Furthermore, PPC has also constructed a fibre-optic network along its existing lines which is leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order while rentals are receivable annually in arrears based on a formula defined in the agreement.

(b) ***Acquisition Program:***

(i) ***Acquisition of power plant in Bulgaria:*** In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision on July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline for December 11, 2006. The deadline was further extended twice for February 9, 2007 and April 10, 2007. The negotiations are currently under way.

(ii) ***Acquisition attempt in Montenegro:*** In March 2006, PPC's Board of Directors approved the common participation of PPC and Contour Global, in the tender process for the privatization of one power plant and one mine, in Pljevlja in Montenegro, under the condition that the participation of PPC in the final phase of the tender will prove to be favourable after the completion of special audits. After the completion of these audits the Board of Directors on May 22, 2006 decided that PPC will not participate in the tender. As a result no binding offer was submitted.

(iii) ***Common participation with ENEL SpA in Kossovo's tender:*** In November 2006, SENCAP signed an agreement with ENEL SpA, the Italian power company, thus creating a consortium in order to commonly participate in a tender of the Ministry of Energy and Mines of Kossovo's Temporary Self Administration. The Ministry was seeking participation of competent private investors for the preliminary stage of the tender. A common expression of interest was filed by late November 2006. The project of the above mentioned tender consists of the following: a) construction of a new power generating station with an installed capacity up to 2,100 MW, approximately, b) development of a new lignite mine for the existing power generating stations, c) development of a new mine in order to supply new generating stations and d) upgrading of the existing power generating station. By late December 2006, Kossovo's Ministry of Energy and Mines announced that the consortium formed by SENCAP and ENEL SpA was among the four competitors, out of ten, pre-selected, thus will proceed to the next stage of the tender.

(iv) ***Participation in FYROM's tender:*** SENCAP has entered the preliminary phase of a tender, by FYROM's Ministry of Finance for TEC Negotino Power Station and was preselected to the next phase. Skopian authorities wish to privatize the existing power station with an installed capacity of 319MW as well as the construction of a new station with a minimum installed capacity of 300MW in the Negotino area.

(c) Ownership of Property: According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred to the State as no charge, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, if this land is no longer necessary to PPC S.A. for the fulfilment of its purposes.

(d) Litigation and Claims: The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at December 31, 2006 amounts to approximately, Euro 400.3 million, as further analysed below:

1. Claims with contractors, suppliers and other claims: A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 246.0 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. Fire incidents: A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The total amount involved is approximately Euro 38.4 million.

3. Claims by employees: Employees are claiming the amount of Euro 115.9 million, for allowances and other benefits that according to the employees should have been paid by PPC.

For the above amounts the Group has established provisions, which at December 31, 2006 totalled approximately Euro 139.5 million (note 30).

(e) Litigation with PPC Personnel Insurance Organization (PIO): Until December 31, 2006, the PPC Personnel Insurance Organization ("PPC PIO") had filed five actions in law before courts against PPC, for a total amount of Euro 83,742, aiming to: a) obtain the ownership of a building sold by PPC in 1999 for a consideration of Euro

13,294, b) obtain the ownership of certain properties owned by PPC and collect the rents earned by PPC over a specified period of time, for an amount of Euro 3,000, c) obtain the ownership of a building for an estimated value of Euro 8,000, d) be compensated for securities which became property of PPC part of which was sold, as well as for related dividends collected for an amount of Euro 59,393 and e) receive other compensation for an amount of Euro 55. Cases under (a) and (b) have already been discussed before first instance courts. On case under (a) PPC PIO obtained a favorable judgment by the first instance court. PPC filed an appeal which as well as all other cases will be discussed before the competent courts in various dates within 2007. For the above amounts PPC established provisions, which at December 31, 2006 totalled Euro 40,687.

(f) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which the Group will be required to make over the forthcoming decade, include:

1. Following the issuance of a number of Common Ministerial Decisions only a few environmental permits for certain HEP (HEP Plastiras, Kastraki, Kremasta, Stratos I & II and the national transmission network are still pending

2. According to Greek Law 3481/2006, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications. At December 31, 2006, the accumulated amount of the Messochora Power Plant project amounted to Euro 267 million.

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants (with a capacity greater than 50 MW) have been defined on July 2006 at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. In accordance with European Directive 2001/80/EC, a pollutants emission reduction plan for existing Large Combustion Plants has been approved by PPC's Board of Directors, and this includes, among others, the following measures:

   - Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours both of them as one installation) from January 1, 2008 until December 31, 2015 at the latest.
   - Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
   - Until the end of 2007, all measures for the installation and continuous operation for the flue gas desulphurization plant in Unit III of Megalopolis plant should be completed.
   - Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plan, should be implemented. For the Linoperamata Steam Electric Station, the use of low sulphur heavy fuel oil will be possible by January 1, 2007.

   PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground networks in the future.

5. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC of a full environmental impact assessment study, the Ministry of Environment issued in May

2004 the environmental permit for the construction and operation of an environmentally – controlled landfill site for the disposal of the bulk of asbestos containing material existing in its premises.

6. During the operation of the Transmission Lines and Substations, there is no electromagnetic radiation in close proximity to the lines and substations, but two separate fields, the magnetic and the electric field. At places where the public or the Company's personnel might find themselves close to the above mentioned lines and substations, the values of those fields are substantially less than the limits established by the International Commission on Non Ionizing Radiation Protection (ICNIRP), which have also been adopted by the World Health Organization (WHO). The above mentioned limits have also been adopted by the European Union as well as the Greek Legislation, and more specifically in the Common Ministerial Decision 3060 (FOR) 238 Official Gazette 512/B/25.04.2002. It must be noted though, that the limits stated in the above regulations for both electric and magnetic fields do not constitute dangerous values, but contain rather large safety factors, in order to cover for vagueness due to the limited knowledge about both the magnetic and electric fields' influence in order to fulfil the requirement for the prevention of adverse effects.

(g) ***Voluntary retirement plan:*** PPC's Board of Directors, through a decision made in 2006, approved lump sum payments of up to 20 monthly wages to employees who would retire voluntarily until December 31, 2006, subject to terms specified in the above mentioned Decision. In the period ended December 31, 2006, 139 employees filed application for voluntary retirement and the total amount recognized in the statement of income amounted to Euro 12,494. Out of this amount, Euro 6,300 will be paid in 2007 (note 35).

(h) ***CO_2 Emissions:*** The issuance of a common Ministerial Decision finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan, PPC has been allocated for the period 2005 - 2007 emission allowances of 159,131 kt CO_2 out of which 52,224 kt CO_2 correspond to the year 2005, 53,297 kt CO_2 to the year 2006 and 53,610 kt to the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants.

The allocation of emission allowances will be considered final, both for years 2005 and 2006, after the Greek competent authority settles PPC's request for additional emission allowances to "Unknown New Entrance Units". There is no emission allowances allocated to these units in NAP 2005 – 2007, since these units operated urgently to cover summer peak demands. However that additional allocation corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants.

The annual CO_2 emissions reports verification for 2005 for PPC's bound plants has been completed successfully in March 2006 by accredited third party verifiers. These reports with the corresponding verification statements have been submitted to the Ministry for the Environment, Physical Planning and Public Works, within the deadline given by the legislation. The verified CO_2 emissions for all PPC's bound plants for 2005 amounted to 52,588 kt CO_2.

Consequently, there is a shortage of emission allowances for 2005 amounting to 364 kt CO_2 that aggravates PPC's economic results for the year 2005 with the corresponding purchase of emission allowances. Verification of the annual CO_2 emission reports for 2006 is in progress. The total CO_2 emissions from PPC's bound plants for 2006 that are under verification amounts to 50,483 kt CO_2. CO_2 emissions for year 2006 will be considered final by the end of the verification procedure. Nevertheless, for 2006 it is estimated that PPC will exhibit a surplus of emission allowances, thus economic results for 2006 will not be aggravated with emission allowances purchase expenses.

(i) ***Business Plan:*** In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The main activities of the Group are influenced by a variety of financial risks such as risks resulting mainly from changes

in interest rates. The overall financial risk management program is focused on unpredictability of financial markets and seeks to minimize potential adverse effects in the Group's financial position as a whole.

The Group identifies, evaluates and if necessary, hedges financial risks relating to the Group's operating activities. The Group does not undertake any transactions of a speculative nature. The Group's main financial instruments consist mainly, apart from derivatives, of cash and cash equivalents, trade receivables and trade payables and available for sale investments. As further discussed in notes 27 and 28, the Group enters into derivative financial instruments, such as interest rate swaps, in order to manage the interest rate risks stemming from its activities and the manner of financing. Management periodically controls and revises the relative policies and procedures in connection with financial risk management, which are summarized below:

(i) ***Credit risk:*** The Group has no significant concentrations of credit risk with any single counter party. The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Group monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial institutions. The Group has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to enter into collateral arrangements.

(ii) ***Fair value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 27. The fair values of derivative instruments are based on marked to market valuations (discounted cash flow analysis). For all swap agreements, the fair values are confirmed to the Group by the financial institutions through which the Group has entered into these contracts.

(iii) ***Liquidity risk:*** The Group manages its liquidity risk by on-going monitoring of its cash flows. The Group budgets and follows up its cash flows and appropriately acts for available cash deposits and credit lines with the banks. The unutilized approved credit lines available to the Group are sufficient to cover any financing need.

(iv) ***Interest rate risk and foreign currency risk:*** With respect to its long-term debt, the management of the Group closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Group enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

(v) ***Market risk:*** The Group has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(vi) ***Availability of lignite reserves:*** Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(vii) ***Concentration of natural gas supply:*** Taking into account the new legal framework for the liberalization of the natural gas market in Greece, the Group will examine the possibility to renegotiate the existing contract with DEPA, as well as other opportunities for natural gas sourcing.

38. OPERATING LEASE ARRANGEMENTS

	Group		Company	
	2006	**2005**	**2006**	**2005**
Minimum lease payments under operating leases recognised as expense	**35,277**	**38,593**	**35,277**	**38,593**

At the balance sheet date, the Group's outstanding commitments for future minimum lease payments under non-cancellable operating leases are approximately the current year's lease expenses, which are expected to be stable during the next years.

Operating lease payments represent mainly rentals payable by the Group for certain of its office properties, machinery, vehicles and furniture and equipment, as well as lease payments for power from third parties. Lease fees for properties are generally fixed for an average term of twelve years. Lease fees for machinery and vehicles are generally fixed for an average of 1 and 3 year, respectively.

39. SUBSEQUENT EVENTS

(i) ***Approval of Business Plan of subsidiary:*** In January 16, 2007, the Parent Company's Board of Directors approved the Business Plan submitted by its subsidiary PPC Renewable Energies S.A. The above mentioned Business Plan stipulates the development, in business partnerships with other generators, of projects with a capacity up to 900 MW by Renewable Energy Sources, by the year 2012, of a total invested amount of Euro 740 million. In addition to the above within the period 2007 – 2009 there will be a payment of Euro 130 million by PPC, in order to cover for an equal increase to PPC Renewable Energies' share capital. For the year 2007, the share capital's increase will amount to Euro 50 million.

(ii) ***Cooperation with EDF Energies Nouvelles S.A.:*** In January 2007, as part of the previously mentioned Decision, the Parent Company's Board of Directors approved a partnership between PPC Renewable Sources S.A. and EDF Energies Nouvelles S.A. for the construction of wind farms with a capacity up to 121.8 MW and a cost of Euro 171.8 million. In the new company, PPC Renewable Sources S.A. will hold 49% of its share capital and EDF Energies Nouvelles S.A. 51%.

(iii) ***Issuance of a series of bonds:*** After the issuance of a first series of bonds of Euro 50 million in December 2006 with a five years duration, in January 2007 (out of a total amount of Euro 400 million), the Parent Company issued a series of bonds for an amount of Euro 150 million and in March 2007 issued another series of bonds for an amount of Euro 200 million, both, with five years duration (all Euribor plus margin bullet repayment).

40. SEGMENT INFORMATION

The primary segment reporting is determined to be business segments as the Group's risks and rate of returns are affected predominantly by differences in the products and services produced. Secondary information in not reported as there is no significant geographical differentiation of reported assets, liabilities, income and expenses. The Group reports segment information for its mining, electricity generation, electricity transmission and electricity distribution activities (core businesses). These segments are organized and managed separately each one being a business unit that offers different products and serves different markets.

The basic principle underlying the presentation of assets, liabilities, expenses and revenues that are not directly assigned to a specific segment is to allocate them based on certain allocation criteria that are consistently applied.

Segments apply the same accounting policies as the Group. Inter-segment revenues are calculated based on each segment's actual and allocated costs plus a margin, based on each segment's capital employed. Mining inter-segment revenues reflect lignite supplied to the Generation segment. Generation inter-segment revenues reflect energy supplied to the Distribution segment. Distribution inter-segment revenues reflect energy supplied to the Generation and Transmission segments.

40. SEGMENT INFORMATION (continued)

	Mining		Generation	
	2006	2005	2006	2005
REVENUES				
External sales				
Sales of electricity				
- Domestic	-	-	-	-
- Exports	-	-	45,473	33,957
Other sales	7,987	3,034	11,197	23,514
Inter-segment sales	792,921	772,014	3,450,609	2,836,978
	800,908	**775,048**	**3,507,279**	**2,894,449**
Segment result	64,084	51,603	272,306	118,564
Unallocated items				
Net income, before taxes				
Income taxes				
Net income				
SEGMENT ASSETS				
Segment assets	1,197,330	1,401,049	5,665,769	5,356,395
Unallocated assets				
SEGMENT LIABILITIES				
Segment liabilities	144,060	201,352	576,670	569,843
Unallocated liabilities				
Capital expenditure	105,077	99,081	249,984	310,056
Depreciation and amortization	88,199	84,112	271,275	263,317
Inter-segment costs	52,048	51,764	862,412	824,073
Other non-cash expenses (income)	11,329	(6,980)	10,899	(5,127)

Transmission		Distribution		Eliminations		Total	
2006	2005	2006	2005	2006	2005	2006	2005
-	-	4,397,156	3,931,330	-	-	4,397,156	3,931,330
-	-	-	-	-	-	45,473	33,957
263,555	247,583	62,036	51,441	-	-	344,774	325,573
-	-	123,362	106,161	(4,366,892)	(3,715,153)	-	-
263,555	**247,583**	**4,582,554**	**4,088,932**	**(4,366,892)**	**(3,715,153)**	**4,787,403**	**4,290,860**
81,041	69,895	(210,242)	129,463	-	-	207,189	369,525
						(165,198)	(174,023)
						41,991	**195,502**
						(19,907)	(65,751)
						22,084	**129,751**
1,621,825	1,446,408	4,338,747	4,347,669	-	-	12,823,671	12,551,521
						114,418	111,128
						12,938,089	**12,662,649**
325,959	186,563	2,519,127	2,377,832	-	-	3,565,816	3,335,590
						4,338,842	4,161,909
						7,904,658	**7,497,499**
102,366	78,392	259,260	251,685	-	-	716,687	739,214
80,337	82,806	193,712	183,917	-	-	628,095	614,152
-	-	3,450,609	2,836,977	(3,452,432)	(2,839,316)	-	-
2,168	(1,783)	11,656	39,820	-	-	36,052	25,930

3. DISTRIBUTION OF PROFITS FOR THE YEAR 2006

	Profit of the year according to the rules of the tax law	0.00
PLUS	Profit carried forward	87,483.43
PLUS	Other reserves from capitalised earnings	39,098,516.57
	Total	**39,186,000.00**
LESS	Income Tax	0.00
	Profit for distribution	**39,186,000.00**
	Profit are distributed as follows:	
	1. Legal Reserve	2,066,000.00
	2. Dividends (€ 0.16 per share)	37,120,000.00
	Total	**39,186,000.00**

4. CONDENSED FINANCIAL DATA AND INFORMATION FOR THE YEAR

COMPANY'S DETAILS

Company's address: Chalkokondyli 30 - 104 32 Athens

Reg No: 47829/06/B/00/2

Appropriate Authority: Ministry of Development

Date of approval by the Board of Directors: March, 27 2007

Certified auditor accountant: Dimitrios Constantinou, Vassilios Kaminaris

Audit company: Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Type of auditors' report: Opinion with exception

Web site address: www.dei.gr

BALANCE SHEET

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.12.2006	**31.12.2005**	**31.12.2006**	**31.12.2005**
ASSETS				
Total non current assets	11,269,230	11,210,479	11,302,152	11,271,172
Materials, spare parts and supplies, net	602,520	557,834	602,031	557,834
Trade receivables	940,391	781,617	941,468	782,281
Other current assets	125,948	112,719	179,242	103,894
TOTAL ASSETS	**12,938,089**	**12,662,649**	**13,024,893**	**12,715,181**
EQUITY AND LIABILITIES				
Non current liabilities	5,569,425	5,876,648	5,569,788	5,876,648
Short term borrowings	1,150,803	636,080	1,150,735	636,080
Other curent liabilities	1,139,430	984,770	1,146,032	984,736
Total liabilities (a)	7,859,658	7,497,498	7,866,555	7,497,464
Total Shareholders' Equity (b)	5,078,431	5,165,151	5,158,338	5,217,717
Minority interests (c)	0	0	0	0
Total Equity (d)=(b)+(c)	5,078,431	5,165,151	5,158,338	5,217,717
TOTAL LIABILITIES AND EQUITY (a)+(d)	**12,938,089**	**12,662,649**	**13,024,893**	**12,715,181**

COMPANY'S DETAILS

Board of Directors:

Athanasopoulos Panagiotis	*Chairman & Chief Executive Officer*
Chatziargyriou Nikolaos	*Vice Chairman*
Giannidis Ioannis	*Member*
David Haralambos	*Member*
Cortessis Michail	*Member*
Mageirou Evangelos	*Member*
Marinidis Georgios	*Member*
Mergos George	*Μέλος*
Michalos Constantine	*Member*
Panagopoulos Ioannis	*Member*
Tsarouchas Ioannis	*Member*

STATEMENT OF OPERATIONS

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.12.2006	**01.01-31.12.2005**	**01.01-31.12.2006**	**01.01-31.12.2005**
Sales	4,787,403	4,290,860	4,787,403	4,290,860
Gross operating results	785,514	882,969	785,514	870,845
Profit before tax, financing and investing activities and depreciation and amortisation	739,701	900,728	733,547	895,720
Profit before tax, financing and investing activities	163,086	337,264	162,253	337,518
Profit before tax	41,991	195,502	75,979	208,763
Income tax expense	(19,907)	(65,751)	(26,767)	(62,954)
Profit after tax from continuing activities (a)	22,084	129,751	49,212	145,809
Profit after tax from discontinuing activities (b)	0	0	215	152
Profit after tax (continuing and discontiuing activities) (a)+(b)	**22,084**	**129,751**	**49,427**	**145,961**
Distributed to:				
Company's Shareholders	22,084	129,751	49,427	145,961
Minority interests	0	0	0	0
Earnings per share, basic and diluted (in Euro)	0.10	0.56	0.21	0.63

STATEMENT OF CHANGES IN EQUITY

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	31.12.2006	**31.12.2005**	**31.12.2006**	**31.12.2005**
Balance at the beginning of the year (01.01.2006 and 01.01.2005, respectively)	5,165,151	4,183,705	5,217,717	4,220,061
Profit after tax	22,084	129,751	49,427	145,961
Increase / (Decrease) of Share Capital	0	0	0	0
Dividends distributed	(116,000)	(208,800)	(116,000)	(208,800)
Net gains and losses recognised directly in equity	7,196	1,060,495	7,194	1,060,495
Purchase / (Sale) of own shares	0	0	0	0
Equity at the end of the year (31.12.2006 and 31.12.2005, respectively)	**5,078,431**	**5,165,151**	**5,158,338**	**5,217,717**

CASH FLOW STATEMENT

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.12.2006	01.01-31.12.2005	01.01-31.12.2006	01.01-31.12.2005
Cash Flows from Operating Activities				
Profit before tax from continuing operations	41,991	195,502	75,979	208,763
Profit before tax from disposal group	0	0	303	225
Adjustments:				
Depreciation and amortisation	633,523	614,152	633,523	614,152
Amortisation of customers' contributions and subsidies	(56,908)	(50,688)	(56,908)	(50,688)
Fair value (gain) / loss of derivative instruments	(17,763)	(14,648)	(17,763)	(14,648)
Devaluation of fixed assets	0	12,767	0	12,767
Impairment of subsidiaries under liquidation	0	0	1,225	0
Reversal of impairment loss on associate	0	0	(37,032)	0
Share of loss of associates	(2,120)	13,214	0	0
Interest income	(15,009)	(18,271)	(14,915)	(18,061)
Sundry provisions	36,055	31,251	36,055	31,251
Impairment loss on emission rights purchased	10,100	0	10,100	0
Unrealised foreign exchange losses (gains) on interest bearing loans and borrowings	(4,985)	4,944	(4,985)	4,944
Unbilled revenue	(32,746)	(21,559)	(32,746)	(21,559)
Amortisation of loan origination fees	2,195	2,157	2,195	2,157
Interest expense	154,697	139,083	154,697	139,083
Operating profit before working capital changes	749,030	907,904	749,728	908,386
Increase / (Decrease) in:				
Increase / (Decrease) of materials	(37,809)	29,578	(37,809)	29,578
Increase / (Decrease) of receivables	(155,279)	(58,688)	(155,695)	(58,735)
Increase / (Decrease) of liabilities (excluding banks)	207,825	41,109	207,808	41,093
Minus:				
Income tax paid	0	(178,766)	0	(178,689)
Net Cash from Operating Activities (a)	763,767	741,137	764,032	741,633

CASH FLOW STATEMENT

Amounts in thousands of Euro

	THE GROUP		THE COMPANY	
	01.01-31.12.2006	**01.01-31.12.2005**	**01.01-31.12.2006**	**01.01-31.12.2005**
Cash Flows from Investing Activities				
Investements	(6.624)	(386)	(1.731)	(1.700)
Capital expenditure for fixed assets and software	(728.405)	(746.557)	(728.405)	(746.557)
Disposal of fixed assets and software	21.076	18.350	21.076	18.350
Interest received	15.009	15.835	14.915	15.625
Dividends received from associates	241	0	0	0
Purchases of marketable securities	(8.507)	0	(8.507)	0
Proceeds from customers' contributions and subsidies	189.277	189.050	189.277	189.050
Net Cash used in Investing Activities (b)	(517.933)	(523.708)	(513.375)	(525.232)
Cash Flows from Financing Activities				
Net change in short-term borrowings	(26.300)	(43.150)	(26.300)	(43.150)
Proceeds from interest bearing loans and borrowings	650.000	585.000	650.000	585.000
Principal payments of interest bearing bonds and borrowings	(605.088)	(405.265)	(605.088)	(405.265)
Interest paid	(151.114)	(135.081)	(151.114)	(135.081)
Dividends paid	(115.971)	(208.828)	(115.971)	(208.828)
Net Cash used in Financing Activities (c)	(248.473)	(207.324)	(248.473)	(207.324)
Net increase / (decrease) in cash and cash equivalents (a)+(b)+(c)	**(2.639)**	**10.105**	**2.184**	**9.077**
Cash and cash equivalents at beginning of year	**38.176**	**28.071**	**29.351**	**20.274**
Cash and cash equivalents at the end of the year	**35.537**	**38.176**	**31.535**	**29.351**

ADDITIONAL DATA AND INFORMATION FOR THE PARENT COMPANY:

(Amounts in thousands of Euro)

1. The Parent Company has been audited by the tax authorities up to December 31, 2003.
2. The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the financial statements for the year ended December 31, 2005.

   In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported, shareholders' equity for the years ended December 31, 2005 and 2004 and pre tax and after tax profit for 2005. The effect of the above revision on the Parent Company's financial statements is as follows:

	2005	**2004**
Decrease in shareholders' equity after deferred taxes	(43,630)	(37,665)
Profit before tax decrease	(6,062)	-
Profit after tax decrease	(5,965)	-

3. In December 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital.
4. In April 2005, PPC participated in the tender process for the privatization of 3 power plants in Bulgaria. PPC has submitted offers for two out of the three companies (Bobov Dol and Varna) and was the highest bidder for the Bobov Dol power plant. After a legal dispute that stalled the tender procedure for the sale of Thermal Power Plant of Bobov Dol EAD for more than a year, the Privatization Agency of Bulgaria with its Decision No 3074-P of July 4, 2006 declared PPC as the winning bidder, for the Bobov Dol power plant and summoned PPC to negotiations in order to complete the deal. PPC, due to the amount of time elapsed, proceeded with a confirmatory due diligence, after which negotiations were repeated in order to conclude the Agreement, until September 12, 2006. Bulgaria's Privatization Agency rescheduled, in time, the above mentioned deadline for December 11, 2006. The deadline was further extended twice for February 9, 2007 and April 10, 2007. The negotiations are currently under way.
5. In May 2006, PPC's Board of Directors approved the Company's Business Plan for the five year period 2006 – 2010, as well as a Study for the enhancement of performance and the rationalization of costs for the same period. The basic axis of PPC's Business Plan is the Conversion Programme under the name "HERCULES".
6. PPC's Board of Directors, by its Decision 2/10.01.2006, approved lump sum payments of up to 20 monthly wages to employees who would retire voluntarily until December 31, 2006, subject to terms specified in the above mentioned Decision. In the period ended December 31, 2006, 139 employees filed application for voluntary retirement and the total amount recognized in the statement of income amounted to Euro 12,494. Out of this amount, Euro 6,300 will be paid in 2007.
7. In 2006, the Parent Company together with Contour Global LLP established a 50% jointly controlled entity named SENCAP S.A. whose object is the ownership, investment, operation, development and management of energy sector projects, including exploitation of mineral rights, in South East Europe, Italy, Turkey and selectively in the Mediterranean area.
8. There exist no burdens on the Parent Company's fixed assets, the existence of which could materially affect the Parent Company's financial position.
9. Adequate provisions have been established for all litigation.
10. Total payrolls of the Parent Company number 26.345 employees and 27.394 employees as of 12.31.06 and 12.31.05 respectively, out of which 137 employees and 149 employees, respectively work exclusively for the Hellenic Transmission System Operator and for which the Parent Company is compensated.

11. Sales and purchases of the Parent Company to its related companies (according to IAS 24), for the twelve month period ended December 31, 2006 amount to Euro 342,500 and Euro 692,449, respectively. As at December 31, 2006 the receivables and the payables of the Parent Company due to the related companies amount to Euro 174,931 and Euro 189,516, respectively. Fees concerning management members amounted to Euro 1,759 for the twelve month period ended December 31, 2006. There are no receivables or payables to officers and members of the Board, other than payrolls or compensations for participation on the Board, respectively.

12. Capital expenditure of the Parent Company for the period, amounted to approximately Euro 713.3 million.

13. The issuance of the common Ministerial Decision 36028/1604 (Official Gazette 1216/B/01.09.2006) finalized the Greek National Allocation Plan for the first trading period 2005 – 2007. According to the above mentioned National Allocation Plan (NAP), PPC has been allocated for the period 2005 - 2007 emission allowances of 159,131 kt CO_2 out of which 52,224 kt CO_2 correspond to the year 2005, 53,297 kt CO_2 to the year 2006 and 53,610 kt CO_2 to the year 2007. In January 2006, the competent authority has issued the permits for CO_2 emissions of twenty-nine (29) PPC's bound plants. The allocation of emission allowances will be considered final, both for years 2005 and 2006, after the Greek competent authority settles PPC's request for additional emission allowances to "Unknown New Entrance Units". There is no emission allowances allocated to these units in NAP 2005 – 2007, since these units operated urgently to cover summer peak demands. However that additional allocation corresponds to a very small percentage of the total amount of emission allowances allocated to PPC's bound plants. The total CO_2 emissions from PPC's bound plants for 2006 that are under verification amount to 50,483 kt CO_2. CO_2 emissions for the year 2006 will be considered final by the end of the verification procedure. Nevertheless, for 2006 it is estimated that PPC will exhibit a surplus of emission allowances, thus economic results for 2006 will not be aggravated with emission allowances purchase expenses.

14. The Parent Company in prior years had recorded an impairment loss on the investment of one of its associates (Larco S.A.). At December 31, 2005, the carrying amount of this investment was NIL. In 2006 due to the fact that the indications that led to the recognition of the impairment loss had been reversed, the Parent Company appointed an independent valuer to make an assessment of the recoverable amount of its investment in this associate, in accordance with the provisions of IAS 36 "Impairment of assets". As a result, in 2006 the Parent Company reversed part of the impairment loss previously recognized of Euro 37,032.

15. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organisation (PPC – PIO) has not yet been finalised.

16. According to Greek Law 3481/A/162/02.08.2006, article 13, paragraphs 3 and 4, the environmental terms for the continuation, completion and operation of the projects of the Acheloos River Diversion Scheme to Thessaly were approved and their compliance is a prerequisite for the realisation of the projects and for which responsibility lies with the administrator for execution and operation. Public Works as well as PPC's projects that have been auctioned and constructed or are under construction and are related to projects of the Acheloos River Diversion Scheme to Thessaly and energy projects are allowed to operate or be completed according to the approved administration plan and the above-mentioned environmental terms. Under these terms, the continuation, completion and operation of the Messohora Power Plant are allowed. Based on the above-mentioned, the concessionaire of the contract has been given orders to continue with the project of vehicular communications.

17. In September 2006, the Parent Company's Board of Directors has approved PPC's participation in a tender for the lease of research and exploitation of mineral rights in a public extractive area, which is located in Vevi, in the Florina prefecture. The Parent Company has submitted its offer and the evaluation process is continued.

18. In the context of PPC's right to replace old units with a capacity up to 1600 MW, its Board of Directors has decided for the Parent Company to take all necessary actions towards RAE and the Ministry of Development, in order to define the additional terms and prerequisites for a Combined Circle Unit with a capacity of 400 MW, using natural gas as a fuel, which will be implemented in Megalopolis Power Plant and which will be finished by the end of 2011.

5. RELATED PARTIES TRANSACTIONS FOR THE YEAR 2006

Due from:

PPC CRETE S.A	42,965.58
PPC RHODES S.A	29,385.84
PPC RENEWABLES S.A.	1,387,058.07
PPC TELECOMMUNICATIONS S.A	289,902.50
TOTAL	**1,749,311.99**

Revenues from:

RENTALS PPC CRETE S.A	6,500.20
RENTALS PPC RHODES S.A	7,659.50
SERVICES RENDERED TO PPC RENEWABLES S.A.	173,109.73
RENTALS PPC RENEWABLES S.A.	10,358.12
RENTALS PPC TELECOMMUNICATIONS S.A	33,333.66
TOTAL	**230,961.21**

6. COMPANY ANNOUNCEMENTS AT 2006

The Company's announcements that were publicised to briefing of investment public, at the duration of year 2006, according to the Law 3401/2005 - article 10, is available in the web page of www.dei.gr and concretely in the electronic address www.dei.gr/Investor Relations.

7. PUBLIC POWER CORPORATION S.A.
Unbundled Financial Statements

31 December 2006

The attached unbundled financial statements have been approved by the Board of Directors of Public Power Corporation S.A. on May 22 2007 and they are available on the web site of Public Power Corporation S.A. at www.dei.gr.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER	VICE CHAIRMAN	CHIEF FINANCIAL OFFICER	THE PLANNING AND PERFORMANCE MONITORING DEPARTMENT MANAGER
ANAGIOTIS J. ATHANASOPOULOS	**NIKOLAOS D. CHATZIARGYRIOU**	**GEORGE C. ANGELOPOULOS**	**IOANNIS N. KOKKALIS**

CONTENTS

ENGLISH TRANSLATION FROM THE GREEK ORIGINAL

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of

Public Power Corporation S.A.:

1. We have audited the accompanying unbundled balance sheets of Public Power Corporation S.A. ("the Company") as at December 31, 2006 and the unbundled statements of income before tax for the year then ended. Management is responsible for the preparation of these balance sheets and statements of income before tax ("the unbundled financial statements") in accordance with Law 2773/1999 and Law 3426/2005 and the unbundling methodology approved by the Regulatory Authority for Energy, which is further discussed in detail in the accompanying notes.

2. Our responsibility is to express an opinion on these unbundled financial statements based on our audit as well as our audit on the Company's separate and consolidated financial statements as at December 31, 2006, prepared in accordance with International Financial Reporting Standards as adopted by the European Union and on which we issued our independent auditors' report as of March 29, 2007. These audits were conducted in accordance with the Greek Auditing Standards, which are based on International Standards of Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

3. The audit of the unbundled financial statements mainly includes the determination of whether the Company has properly applied the unbundling allocation rules and whether it has complied with its obligation for the avoidance of discriminations and cross-subsidizations among activities. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unbundled financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the unbundled financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the unbundled financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's system of internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the unbundled financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4. As further discussed in Note 16 to the consolidated financial statements, the Group recognized the share of profit in one of its associates of Euro 9.2 million through the application of the equity method. This amount was determined by using unaudited financial information prepared under different accounting policies and methods than those applied by the Group. As a result, we are not in a position to assess whether the above amount is correctly determined.

5. In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary on the consolidated financial statements, had we been able to satisfy ourselves as to application of the equity method on

one of the Group's associates as further discussed in the preceding paragraph, the unbundled financial statements are free of misstatements that would materially affect the unbundled balance sheets of Public Power Corporation S.A. as at December 31, 2006 and of the unbundled statements of income before tax for the year then ended, in accordance with Law 2773/1999 and Law 3426/2005 and the unbundling methodology approved by the Regulatory Authority for Energy.

Athens, May 22, 2007

The Certified Auditors Accountants

Dimitris Constantinou	Vassilios Kaminaris
SOEL No. 16201	SOEL No. 20411

Ernst & Young (Hellas) S.A.
Certified Auditors Accountants
(SOEL No. 107)
11th Klm Nt Rd Athens Lamia
144 51 Metamorfosi

GROUP UNBUNDLED INCOME STATEMENT
AS OF 31st DECEMBER 2006

expressed in thousands of euro

	MINES	GENERATION
REVENUES		
Revenue from energy sales		
Energy sales to customers	0	0
Energy sales to HTSO S.A.	0	3,164,918
Energy exports	0	45,473
Capacity assurance mechanism	0	319,875
Services to HTSO S.A.	0	20,256
Distribution Network rentals	0	0
Other Sales	8,167	10,990
Inter-Segment Sales		
Energy	0	679,013
Lignite	779,750	0
Distribution Network usage rentals	0	0
REVENUES (SALES)	**787,917**	**4,240,526**
EXPENSES		
Payroll Cost	327,307	433,470
Third party lignite and lignite reserve variation	(3,045)	14,536
Lignite	1	733,250
Liquid fuel	0	524,179
Depreciations	86,762	242,448
Energy Purchases from third party	0	13,585
Energy imports	0	119,503
Energy Purchases from HTSO S.A.	0	0
Charge for the capacity assurance mechanism	0	0
Transmission system usage fees	0	38,865
HTSO uplift charge	0	0
Materials & Consumables	71,437	56,623
Utilities & Maintenance	154,409	61,820
Thrid party fees	416	4,961
Taxes and duties	21,227	2,524
Provisions	2,547	1,686
Financial expenses	20,826	88,260
Financial income	(3,055)	(11,952)
Other income/ (expense), net	18,328	20,469
Investments in associates gains/ (losses), net	(4,457)	(18,888)
Foreign currency gains/ (losses), net	(493)	(7,922)
Allocated Administration expenses	39,337	58,847
Inter-Segment Expenses		
Energy Purchases	52,048	69,492
Lignite	0	779,750
Distribution Network usage	0	0
PROFIT (LOSS) BEFORE TAX	**4,322**	**1,015,021**

The accompanied notes are an integral part of unbundled financial statements.

TRANSMISSION	DISTRIBUTION NETWORK	SUPPLY	ELIMINATIONS	TOTAL PPC	SUBSIDIARIES, AFFILIATES & GROUP DISPOSAL	TOTAL GROUP
0	0	4,397,156	0	4,397,156	0	**4,397,156**
0	0	0	(3,164,918)	0	0	**0**
0	0	0	0	45,473	0	**45,473**
0	0	0	(319,875)	0	0	**0**
12,461	0	3,656	(23,912)	12,461	0	**12,461**
243,384	0	0	0	243,384	0	**243,384**
3,171	7,534	74,363	(15,296)	88,928	0	**88,928**
0	0	123,879	(802,892)	0	0	**0**
0	0	0	(779,750)	0	0	**0**
0	657,909	0	(657,909)	0	0	**0**
259,016	**665,442**	**4,599,053**	**(5,764,552)**	**4,787,403**	**0**	**4,787,403**
78,753	320,457	65,173	0	1,225,159	3,573	**1,228,732**
0	0	0	0	11,491	0	**11,491**
0	0	0	0	733,251	0	**733,251**
0	0	0	0	524,179	0	**524,179**
74,731	151,977	2,013	0	557,932	5,321	**563,253**
0	0	46,986	14,761	75,332	0	**75,332**
0	0	0	0	119,503	0	**119,503**
0	0	3,503,577	(3,164,918)	338,659	(9,710)	**328,949**
0	0	331,714	(331,714)	0	0	**0**
0	0	203,227	0	242,093	0	**242,093**
0	0	85,482	(42,130)	43,352	0	**43,352**
4,097	31,573	127	0	163,857	0	**163,857**
2,807	34,165	17,807	0	271,008	0	**271,008**
323	7,244	2,553	0	15,496	0	**15,496**
1,062	3,368	3,231	0	31,411	0	**31,411**
582	754	29,995	0	35,564	0	**35,564**
21,136	36,287	806	0	167,315	3	**167,318**
(2,728)	(5,001)	(11,478)	0	(34,214)	(94)	**(34,308)**
(167)	10,284	347	0	49,260	1,208	**50,468**
(4,523)	(7,766)	(172)	0	(35,807)	33,687	**(2,120)**
(501)	(860)	(19)	0	(9,795)	0	**(9,795)**
12,962	55,770	19,461	0	186,377	0	**186,377**
2,339	0	679,013	(802,892)	0	0	**0**
0	0	0	(779,750)	0	0	**0**
0	0	657,909	(657,909)	0	0	**0**
68,144	**27,190**	**(1,038,699)**	**0**	**75,979**	**(33,988)**	**41,991**

INTERCONNECTED SYSTEM UNBUNDLED INCOME STATEMENT AS OF 31st DECEMBER 2006

expressed in thousands of euro

	MINES
REVENUES	
Revenue from energy sales	
Energy sales to customers	0
Energy sales to HTSO S.A.	0
Energy exports	0
Capacity assurance mechanism	0
Services to HTSO S.A.	0
Distribution Network rentals	0
Other Sales	8,167
Inter-Segment Sales	
Energy	0
Lignite	779,750
Distribution Network usage rentals	0
REVENUES (SALES)	**787,917**
EXPENSES	
Payroll Cost	327,307
Third party lignite and lignite reserve variation	(3,045)
Lignite	1
Liquid fuel	0
Depreciations	86,762
Energy Purchases from third party	0
Energy imports	0
Energy Purchases from HTSO S.A.	0
Charge for the capacity assurance mechanism	0
Transmission system usage fees	0
HTSO uplift charge	0
Materials & Consumables	71,437
Utilities & Maintenance	154,409
Thrid party fees	416
Taxes and duties	21,227
Provisions	2,547
Financial expenses	20,826
Financial income	(3,055)
Other income/ (expense), net	18,328
Investments in associates gains/ (losses), net	(4,457)
Foreign currency gains/ (losses), net	(493)
Allocated Administration expenses	39,337
Inter-Segment Expenses	
Energy Purchases	52,048
Lignite	0
Distribution Network usage	0
PROFIT (LOSS) BEFORE TAX	**4,322**

The accompanied notes are an integral part of unbundled financial statements.

GENERATION	TRANSMISSION	DISTRIBUTION NETWORK	SUPPLY	TOTAL
0	0	0	3,865,923	3,865,923
3,164,918	0	0	0	3,164,918
45,473	0	0	0	45,473
319,875	0	0	0	319,875
20,256	12,461	0	0	32,717
0	243,384	0	0	243,384
9,327	3,171	5,865	65,564	92,095
0	0	0	123,879	123,879
0	0	0	0	779,750
0	0	544,406	0	544,406
3,559,850	**259,016**	**550,271**	**4,055,366**	**9,212,420**
341,515	78,753	265,225	56,933	1,069,733
14,536	0	0	0	11,491
256,470	0	0	0	256,471
524,179	0	0	0	524,179
204,153	74,731	126,568	1,863	494,077
5,945	0	0	0	5,945
119,503	0	0	0	119,503
0	0	0	3,503,577	3,503,577
0	0	0	331,714	331,714
38,865	0	0	203,227	242,093
0	0	0	85,482	85,482
39,774	4,097	26,028	121	141,457
49,073	2,807	27,180	16,780	250,250
3,634	323	5,984	2,213	12,570
2,030	1,062	2,865	3,218	30,401
1,240	582	652	24,859	29,881
74,419	21,136	30,620	276	147,278
(10,114)	(2,728)	(4,216)	(9,885)	(29,998)
19,332	(167)	8,733	169	46,395
(15,926)	(4,523)	(6,553)	(59)	(31,519)
(7,594)	(501)	(725)	(7)	(9,320)
46,896	12,962	46,064	17,035	162,294
69,492	2,339	0	0	123,879
779,750		0	0	779,750
0	0	0	544,406	544,406
1,002,676	**68,144**	**21,845**	**(726,556)**	**370,432**

CRETE UNBUNDLED INCOME STATEMENT
AS OF 31st DECEMBER 2006

expressed in thousands of euro

	GENERATION	DISTRIBUTION NETWORK	SUPPLY	TOTAL
REVENUES				
Revenue from energy sales				
Energy sales to customers	0	0	274,264	274,264
Energy sales to HTSO S.A.	0	0	0	0
Energy exports	0	0	0	0
Capacity assurance mechanism	0	0	0	0
Services to HTSO S.A.	0	0	2,643	2,643
Distribution Network rentals	0	0	0	0
Other Sales	598	404	4,108	5,110
Inter-Segment Sales				
Energy	358,816	0	0	358,816
Lignite	0	0	0	0
Distribution Network usage rentals	0	50,411	0	50,411
REVENUES (SALES)	**359,414**	**50,815**	**281,015**	**691,244**
EXPENSES				
Payroll Cost	33,541	26,647	3,759	63,948
Third party lignite and lignite reserve variation	0	0	0	0
Lignite	279,649	0	0	279,649
Liquid fuel	0	0	0	0
Depreciations	19,335	10,964	127	30,426
Energy Purchases from third party	940	0	33,677	34,617
Energy imports	0	0	0	0
Energy Purchases from HTSO S.A.	0	0	0	0
Charge for the capacity assurance mechanism	0	0	0	0
Transmission system usage fees	0	0	0	0
HTSO uplift charge	0	0	0	0
Materials & Consumables	5,115	1,309	5	6,429
Utilities & Maintenance	5,153	2,909	602	8,664
Thrid party fees	48	600	215	862
Taxes and duties	133	283	7	423
Provisions	68	20	2,346	2,434
Financial expenses	7,465	1,840	298	9,603
Financial income	(967)	(268)	(806)	(2,041)
Other income/ (expense), net	742	1,324	92	2,158
Investments in associates gains/ (losses), net	(1,598)	(394)	(64)	(2,055)
Foreign currency gains/ (losses), net	(177)	(44)	(7)	(228)
Allocated Administration expenses	4,538	4,533	1,136	10,207
Inter-Segment Expenses				
Energy Purchases	0	0	358,816	358,816
Lignite	0	0	0	0
Distribution Network usage	0	0	50,411	50,411
PROFIT (LOSS) BEFORE TAX	**5,429**	**1,092**	**(169,599)**	**(163,079)**

The accompanied notes are an integral part of unbundled financial statements.

OTHER NO INTERCONNECTED ISLANDS UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2006

expressed in thousands of euro

	GENERATION	DISTRIBUTION NETWORK	SUPPLY	TOTAL
REVENUES				
Revenue from energy sales				
Energy sales to customers	0	0	256,968	256,968
Energy sales to HTSO S.A.	0	0	0	0
Energy exports	0	0	0	0
Capacity assurance mechanism	0	0	0	0
Services to HTSO S.A.	0	0	1,013	1,013
Distribution Network rentals	0	0	0	0
Other Sales	1,064	1,265	4,691	7,020
Inter-Segment Sales				
Energy	320,198	0	0	320,198
Lignite	0	0	0	0
Distribution Network usage rentals	0	63,091	0	63,091
REVENUES (SALES)	**321,262**	**64,356**	**262,672**	**648,290**
EXPENSES				
Payroll Cost	58,414	28,584	4,481	91,478
Third party lignite and lignite reserve variation	0	0	0	0
Lignite	197,131	0	0	197,131
Liquid fuel	0	0	0	0
Depreciations	18,960	14,445	24	33,429
Energy Purchases from third party	6,699	0	13,309	20,008
Energy imports	0	0	0	0
Energy Purchases from HTSO S.A.	0	0	0	0
Charge for the capacity assurance mechanism	0	0	0	0
Transmission system usage fees	0	0	0	0
HTSO uplift charge	0	0	0	0
Materials & Consumables	11,734	4,237	0	15,971
Utilities & Maintenance	7,594	4,076	425	12,094
Thrid party fees	1,279	660	126	2,064
Taxes and duties	361	220	6	587
Provisions	378	82	2,790	3,249
Financial expenses	6,375	3,827	232	10,434
Financial income	(871)	(517)	(786)	(2,174)
Other income/ (expense), net	395	226	86	708
Investments in associates gains/ (losses), net	(1,364)	(819)	(50)	(2,233)
Foreign currency gains/ (losses), net	(151)	(91)	(6)	(247)
Allocated Administration expenses	7,413	5,173	1,290	13,876
Inter-Segment Expenses				
Energy Purchases	0	0	320,198	320,198
Lignite	0	0	0	0
Distribution Network usage	0	0	63,091	63,091
PROFIT (LOSS) BEFORE TAX	**6,916**	**4,253**	**(142,544)**	**(131,375)**

The accompanied notes are an integral part of unbundled financial statements.

GROUP UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2006

expressed in thousands of euro

	ADMINISTRATION	MINES	GENERATION
ASSETS			
NON-CURRENT ASSETS			
Tangible Assets	0	1,256,972	4,930,307
Intangible Assets	0	2,744	12,721
Investments in related parties	102,780	0	0
Other non-current assets	0	659	2,795
Administration non-current assets	0	14,649	57,986
TOTAL NON-CURRENT ASSETS	**102,780**	**1,275,024**	**5,003,809**
CURRENT ASSETS			
Inventories	0	77,430	376,015
Trade Accounts Receivable	0	0	9,541
Various Debtors	0	36,924	51,435
Other current assets	0	976	2,353
Derivatives asset	0	489	2,075
Marketable and Other Securities	0	6,953	29,479
Cash in hand	0	3,898	16,550
Administration current assets	0	1,311	5,190
TOTAL CURRENT ASSETS	**0**	**127,982**	**492,637**
Assets of disposal group classified as " held for sale"	**57,296**	**0**	**0**
TOTAL ASSETS	**160,076**	**1,403,005**	**5,496,446**

TRANSMISSION	DISTRIBUTION	SUPPLY	TOTAL PPC	SUBSIDIARIES, AFFILIATES & GROUP DISPOSAL	TOTAL GROUP
1,416,148	3,415,614	23,846	11,042,888	56,810	**11,099,698**
484	290	28	16,267	0	**16,267**
0	0	0	102,780	(89,733)	**13,047**
669	1,149	25	5,297	0	**5,297**
15,558	38,099	8,626	134,920	0	**134,920**
1,432,860	**3,455,152**	**32,526**	**11,302,153**	**(32,923)**	**11,269,230**
36,077	106,282	43	595,847	489	**596,336**
0	17,665	763,606	790,813	0	**790,813**
6,581	43,493	28,641	167,074	(1,077)	**165,998**
1,703	3,178	170	8,381	0	**8,381**
497	853	19	3,934	0	**3,934**
7,062	12,119	268	55,880	0	**55,880**
3,958	6,885	150	31,441	4,002	**35,443**
1,394	3,410	772	12,076	0	**12,076**
57,272	**193,886**	**793,669**	**1,665,445**	**3,415**	**1,668,859**
0	**0**	**0**	**57,296**	**(57,296)**	**0**
1,490,132	**3,649,038**	**826,195**	**13,024,893**	**(86,804)**	**12,938,089**

GROUP UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2006 (continued)

expressed in thousands of euro

	ADMINISTRATION	MINES	GENERATION
LIABILITIES AND EQUITY			
EQUITY			
Share Capital	1,067,200	0	0
Revaluation Surplus	106,679	0	0
Legal reserve	42,464	0	0
Fixed assets' revaluation surplus	4,175,422	0	0
Capitalised Fixed assets' tax revaluation surplus	(947,342)		
Reserves	246,017	0	0
Retained earnings	467,898	0	0
TOTAL EQUITY	**5,158,338**	**0**	**0**
CAPITAL FUNDING TO BUSSINESS UNITS	**(9,292,901)**	**1,234,261**	**4,820,779**
NON-CURRENT LIABILITIES			
Long-term debt	2,695,834	0	0
Actuarial Provision and Provision for Risks	441,415	0	0
Deferred tax liabilities	0	35,909	152,296
Subsidies for fixed assets acquisition	0	531	243,148
Other long-term liabilities & Customers' advances	0	3,035	12,870
Administration non-current liabilities	0	9	38
TOTAL NON-CURRENT LIABILITIES	**3,137,250**	**39,484**	**408,352**
CURRENT LIABILITIES			
Accounts Payable and Various Creditors	0	93,412	132,987
Short-term borrowings	117,600	0	0
Bank Overdrafts	0	0	0
Current portion of long-term bank loans	1,033,135	0	0
Derivatives Liability	0	26	112
Accrued and other current liabilities	0	31,889	118,314
Administration current liabilities	1	3,933	15,903
TOTAL CURRENT LIABILITIES	**1,150,737**	**129,260**	**267,316**
Liabilities directly associated with assets classified as "held for sale"	**6,653**	**0**	**0**
TOTAL LIABILITIES AND EQUITY	**160,076**	**1,403,005**	**5,496,446**

The accompanied notes are an integral part of unbundled financial statements.

TRANSMISSION	DISTRIBUTION	SUPPLY	TOTAL PPC	SUBSIDIARIES, AFFILIATES & GROUP DISPOSAL	TOTAL GROUP
0	0	0	1,067,200	0	**1,067,200**
0	0	0	106,679	0	**106,679**
0	0	0	42,464	0	**42,464**
0	0	0	4,175,422	0	**4,175,422**
			(947,342)	0	**(947,342)**
0	0	0	246,017	0	**246,017**
0	0	0	467,898	(79,907)	**387,991**
0	**0**	**0**	**5,158,338**	**(79,907)**	**5,078,431**
1,157,782	**2,035,289**	**44,790**	**(0.000)**	**0**	**(0.000)**
0	0	0	2,695,834	153	**2,695,987**
0	0	0	441,415	0	**441,415**
36,471	62,597	1,382	288,656	(6,950)	**281,706**
65,370	1,376,238	156	1,685,443	6,432	**1,691,875**
3,082	5,290	433,964	458,241	0	**458,241**
22	89	43	201	0	**201**
104,945	**1,444,215**	**435,545**	**5,569,790**	**(365)**	**5,569,425**
208,806	104,519	323,278	863,002	53	**863,055**
0	0	0	117,600	0	**117,600**
0	0	0	0	0	**0**
0	0	0	1,033,135	68	**1,033,203**
27	46	1	212	0	**212**
10,825	27,351	4,365	192,743	0	**192,743**
7,747	37,618	18,216	83,418	0	**83,418**
227,405	**169,534**	**345,859**	**2,290,111**	**121**	**2,290,232**
0	**0**	**0**	**6,653**	**(6,653)**	**0**
1,490,132	**3,649,038**	**826,195**	**13,024,893**	**(86,804)**	**12,938,089**

INTERCONNECTED SYSTEM UNBUNDLED BALANCE SHEET AS OF 31st DECEMBER 2006

expressed in thousands of euro

	MINES
ASSETS	
NON-CURRENT ASSETS	
Tangible Assets	1,256,972
Intangible Assets	2,744
Investments in related parties	0
Other non-current assets	659
Administration non-current assets	14,649
TOTAL NON-CURRENT ASSETS	**1,275,024**
CURRENT ASSETS	
Inventories	77,430
Trade Accounts Receivable	0
Various Debtors	36,924
Other current assets	976
Derivatives asset	489
Marketable and Other Securities	6,953
Cash in hand	3,898
Administration current assets	1,311
TOTAL CURRENT ASSETS	**127,982**
Assets of disposal group classified as " held for sale"	
TOTAL ASSETS	**1,403,005**

GENERATION	TRANSMISSION NETWORK	DISTRIBUTION	SUPPLY	TOTAL
4,191,697	1,416,148	2,873,949	20,546	**9,759,312**
11,872	484	223	17	**15,340**
0	0	0	0	**0**
2,357	669	969	9	**4,663**
48,962	15,558	31,965	7,336	**118,470**
4,254,887	**1,432,860**	**2,907,107**	**27,908**	**9,897,785**
279,039	36,077	82,432	39	**475,017**
9,440	0	13,592	651,675	**674,707**
99,309	6,581	36,650	22,019	**201,484**
1,796	1,703	2,140	148	**6,763**
1,750	497	720	6	**3,462**
24,857	7,062	10,227	91	**49,189**
13,949	3,958	5,823	51	**27,679**
4,382	1,394	2,861	657	**10,604**
434,522	**57,272**	**154,445**	**674,685**	**1,448,905**
4,689,408	**1,490,132**	**3,061,552**	**702,593**	**11,346,690**

INTERCONNECTED SYSTEM UNBUNDLED BALANCE SHEET
AS OF 31st DECEMBER 2006 (continued)

expressed in thousands of euro

	MINES
LIABILITIES AND EQUITY	
EQUITY	
Share Capital	0
Revaluation Surplus	0
Legal reserve	0
Fixed assets' revaluation surplus	0
Reserves	0
Retained earnings	0
TOTAL EQUITY	0
CAPITAL FUNDING TO BUSSINESS UNITS	**1,234,261**
NON-CURRENT LIABILITIES	
Long-term debt	0
Actuarial Provision and Provision for Risks	0
Deferred tax liabilities	35,909
Subsidies for fixed assets acquisition	531
Other long-term liabilities & Customers' advances	3,035
Administration non-current liabilities	9
TOTAL NON-CURRENT LIABILITIES	**39,484**
CURRENT LIABILITIES	
Accounts Payable and Various Creditors	93,412
Income Tax Payable	0
Short-term borrowings	0
Bank Overdrafts	0
Current portion of long-term bank loans	0
Bills Payable, Guarantees, Accrued Interests	0
Derivatives Liability	0
Divindends payable	26
Accrued and other current liabilities	31,889
Administration current liabilities	3,933
TOTAL CURRENT LIABILITIES	**129,260**
Liabilities directly associated with assets classified as "held for sale"	
TOTAL LIABILITIES AND EQUITY	**1,403,005**

The accompanied notes are an integral part of unbundled financial statements.

GENERATION	TRANSMISSION NETWORK	DISTRIBUTION	SUPPLY	TOTAL
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
4,101,677	**1,157,782**	**1,716,585**	**15,285**	**8,225,590**
0	0	0	0	**0**
0	0	0	0	**0**
128,416	36,471	52,823	468	**254,087**
231,813	65,370	1,153,533	119	**1,451,367**
10,852	3,082	4,464	376,422	**397,855**
32	22	74	38	**176**
371,115	**104,945**	**1,210,894**	**377,047**	**2,103,485**
103,640	208,806	79,378	290,721	**775,958**
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
0	0	0	0	**0**
94	27	39	0	**187**
99,184	10,825	23,303	3,517	**168,717**
13,699	7,747	31,353	16,022	**72,753**
216,616	**227,405**	**134,073**	**310,261**	**1,017,615**
				0
4,689,408	**1,490,132**	**3,061,552**	**702,593**	**11,346,690**

CRETE UNBUNDLED BALANCE SHEET AS OF 31st DECEMBER 2006

expressed in thousands of euro

	GENERATION	DISTRIBUTION NETWORK	SUPPLY	TOTAL
ASSETS				
NON-CURRENT ASSETS				
Tangible Assets	401,797	217,664	1,853	**621,314**
Intangible Assets	460	40	4	**504**
Investments in related parties	0	0	0	**0**
Other non-current assets	236	58	9	**304**
Administration non-current assets	4,835	2,403	643	**7,881**
TOTAL NON-CURRENT ASSETS	**407,329**	**220,165**	**2,509**	**630,004**
CURRENT ASSETS				
Inventories	46,640	3,086	0	**49,726**
Trade Accounts Receivable	76	2,726	55,891	**58,692**
Various Debtors	4,394	2,426	2,970	**9,790**
Other current assets	140	560	10	**710**
Derivatives asset	176	43	7	**226**
Marketable and Other Securities	2,493	614	99	**3,207**
Cash in hand	1,399	345	56	**1,800**
Administration current assets	433	215	58	**705**
TOTAL CURRENT ASSETS	**55,751**	**10,015**	**59,091**	**124,856**
Assets of disposal group classified as " held for sale"				**0**
TOTAL ASSETS	**463,080**	**230,180**	**61,600**	**754,860**

	GENERATION	DISTRIBUTION NETWORK	SUPPLY	TOTAL
LIABILITIES AND EQUITY				
EQUITY				
Share Capital	0	0	0	**0**
Revaluation Surplus	0	0	0	**0**
Legal reserve	0	0	0	**0**
Fixed assets' revaluation surplus	0	0	0	**0**
Reserves	0	0	0	**0**
Retained earnings	0	0	0	**0**
TOTAL EQUITY	**0**	**0**	**0**	**0**
CAPITAL FUNDING TO BUSSINESS UNITS	**411,766**	**105,127**	**16,479**	**533,373**
NON-CURRENT LIABILITIES				
Long-term debt	0	0	0	**0**
Actuarial Provision and Provision for Risks	0	0	0	**0**
Deferred tax liabilities	12,882	3,173	514	**16,569**
Subsidies for fixed assets acquisition	15,890	106,456	14	**122,361**
Other long-term liabilities & Customers' advances	1,089	268	27,866	**29,223**
Administration non-current liabilities	3	7	2	**12**
TOTAL NON-CURRENT LIABILITIES	**29,864**	**109,904**	**28,397**	**168,165**
CURRENT LIABILITIES				
Accounts Payable and Various Creditors	12,274	10,564	15,267	**38,106**
Income Tax Payable	0	0	0	**0**
Short-term borrowings	0	0	0	**0**
Bank Overdrafts	0	0	0	**0**
Current portion of long-term bank loans	0	0	0	**0**
Bills Payable, Guarantees, Accrued Interests	0	0	0	**0**
Derivatives Liability	0	0	0	**0**
Divindends payable	9	2	0	**12**
Accrued and other current liabilities	7,970	1,667	405	**10,042**
Administration current liabilities	1,196	2,915	1,052	**5,163**
TOTAL CURRENT LIABILITIES	**21,450**	**15,149**	**16,724**	**53,323**
Liabilities directly associated with assets classified as "held for sale"				**0**
TOTAL LIABILITIES AND EQUITY	**463,080**	**230,180**	**61,600**	**754,860**

The accompanied notes are an integral part of unbundled financial statements.

OTHER NO INTERCONNECTED ISLANDS UNBUNDLED BALANCE SHEET AS OF 31st DECEMBER 2006

expressed in thousands of euro

	GENERATION	DISTRIBUTION NETWORK	SUPPLY	TOTAL
ASSETS				
NON-CURRENT ASSETS				
Tangible Assets	336,813	324,001	1,447	**662,261**
Intangible Assets	389	27	7	**424**
Investments in related parties	0	0	0	**0**
Other non-current assets	202	121	7	**330**
Administration non-current assets	4,189	3,731	647	**8,567**
TOTAL NON-CURRENT ASSETS	**341,594**	**327,880**	**2,109**	**671,583**
CURRENT ASSETS				
Inventories	50,336	20,764	4	**71,104**
Trade Accounts Receivable	26	1,347	56,041	**57,414**
Various Debtors	5,028	4,417	3,652	**13,097**
Other current assets	417	479	12	**907**
Derivatives asset	150	90	5	**245**
Marketable and Other Securities	2,128	1,278	77	**3,484**
Cash in hand	1,201	717	43	**1,962**
Administration current assets	375	334	58	**767**
TOTAL CURRENT ASSETS	**59,660**	**29,425**	**59,894**	**148,980**
Assets of disposal group classified as " held for sale"				**0**
TOTAL ASSETS	**401,254**	**357,306**	**62,002**	**820,562**

	GENERATION	DISTRIBUTION NETWORK	SUPPLY	TOTAL
LIABILITIES AND EQUITY				
EQUITY				
Share Capital	0	0	0	**0**
Revaluation Surplus	0	0	0	**0**
Legal reserve	0	0	0	**0**
Fixed assets' revaluation surplus	0	0	0	**0**
Reserves	0	0	0	**0**
Retained earnings	0	0	0	**0**
TOTAL EQUITY	**0**	**0**	**0**	**0**
CAPITAL FUNDING TO BUSSINESS UNITS	**357,978**	**213,578**	**13,026**	**584,582**
NON-CURRENT LIABILITIES				
Long-term debt	0	0	0	**0**
Actuarial Provision and Provision for Risks	0	0	0	**0**
Deferred tax liabilities	10,997	6,602	400	**18,000**
Subsidies for fixed assets acquisition	2,097	116,249	22	**118,368**
Other long-term liabilities & Customers' advances	929	558	29,676	**31,163**
Administration non-current liabilities	2	8	3	**13**
TOTAL NON-CURRENT LIABILITIES	**14,026**	**123,416**	**30,102**	**167,544**
CURRENT LIABILITIES				
Accounts Payable and Various Creditors	17,073	14,576	17,289	**48,938**
Income Tax Payable	0	0	0	**0**
Short-term borrowings	0	0	0	**0**
Bank Overdrafts	0	0	0	**0**
Current portion of long-term bank loans	0	0	0	**0**
Bills Payable, Guarantees, Accrued Interests	0	0	0	**0**
Derivatives Liability	0	0	0	**0**
Divindends payable	8	5	0	**13**
Accrued and other current liabilities	11,160	2,380	444	**13,984**
Administration current liabilities	1,009	3,351	1,142	**5,501**
TOTAL CURRENT LIABILITIES	**29,250**	**20,312**	**18,875**	**68,436**
Liabilities directly associated with assets classified as "held for sale"				**0**
TOTAL LIABILITIES AND EQUITY	**401,254**	**357,306**	**62,002**	**820,562**

The accompanied notes are an integral part of unbundled financial statements.

NOTES TO THE UNBUNDLED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Public Power Corporation S.A. (hereinafter referred to as the "Company" or "PPC") is an integrated electric utility engaged in the generation, transmission, distribution and supply of electricity. Also, lignite is extracted in the Company's lignite mines in order to be further consumed as fossil fuel in its lignite power plants.

According to the provisions of European Directives 96/92 and 2003/54 (as well as the provisions of Law 2773/1999 and Law 3426/2005, which embodied the aforementioned European Directives into the national legislation), unbundling is the separation of financial statements (balance sheet and income statement) of an integrated electric utility into different financial statements for each one of its activities.

The unbundled financial statements will reflect each activity's financial position and assets and liabilities, as if such activities prepared financial statements had they been separate (independent) legal entities.

PPC, as a vertically organized integrated electric utility, keeps in its internal accounting, separate accounts for its activities and prepares separate balance sheets and statements of income for each one of its activities (balance sheet and statement of income before tax – hereinafter referred to as "unbundled financial statements"), as if these activities were carried out by different entities, in order to avoid discriminations, cross subsidization and distortion of competition.

Further to the above, PPC should keep separate accounts for its activities carried out in the non-interconnected islands in accordance with the provisions of art. 23 of Law 3426/2005.

The summary totals of the unbundled financial statements are equal and agree with PPC's issued consolidated balance sheet and statement of income, prepared in accordance with International Financial Reporting Standards, with the exception of provision for income tax, as unbundled statements of income are presented before tax.

The accounting principles applied for the preparation of the unbundled financial statements are those applied for the preparation of the Company's separate and consolidated financial statements.

The preparation of the unbundled financial statements requires management to make estimates, assumptions and judgments that affect the reported assets and liabilities for each activity. Such estimates, assumptions and judgments are regularly reviewed in order to reflect the managements' current view on facts and transactions concerned.

The unbundling methodology applied by the Company, for the preparation of the accompanied unbundled financial statements is approved by the regulatory Authority for Energy.

The unbundled financial statements were approved by the Company's Board of Directors in its meeting held on May 22, 2007.

2. ACCOUNTING UNBUNDLING METHODOLOGY

The methodology applied for the preparation of the unbundled financial statements consists of the following phases:

- Determination of activities into which the integrated electric utility should be unbundled
- Preparation of unbundled trial balances
- Preparation of unbundled balance sheets and establishment of «Capital Funding» account
- Preparation of the unbundled statements of income

- Quantification of inter-segment revenues and expenses among activities through the application of an internal pricing system

Determination of activities into which the integrated electric utility should be unbundled

The activities for which unbundled financial statements are prepared, on a first level and for the whole Group, are Mines, Generation, Transmission, Distribution Network, Supply and Corporate.

On a second level, these activities are presented as follows:

- Interconnected System
  - Mines
  - Generation
  - Transmission
  - Distribution network
  - Supply
- System of Crete
  - Generation
  - Distribution network
  - Supply
- System of other non interconnected islands
  - Generation
  - Distribution network
  - Supply
- Corporate

Mines include the lignite extraction activity carried out in the Lignite Centers of West Macedonia and Megalopoli.

Generation includes the electricity generation activities in the interconnected system, the system of Crete in and the system of non interconnected islands.

Transmission is responsible for the monitoring, the maintenance and the repair of high tension grid, which is used for the transmission of electricity, and is compensated, as the owner of the grid by the Hellenic Transmission System Operator ("HTSO").

Distribution Network includes the operation of electricity distribution to medium and low voltage customers in the interconnected system, the system of Crete in and the system of non interconnected islands.

Supply reflects the Company's activity which monitors relationships with final customers in the interconnected system, the system of Crete in and the system of non interconnected islands.

The Corporate acts as the lender (funding source) of all activities and retains in its balance sheet all investments in subsidiaries, associates and joint ventures and in its liabilities and shareholders' equity all equity accounts, funding and provisions of a financial nature. The capital funding account which is also presented in the liabilities side of Corporate reflects the funds that have been made available to activities in order to finance their operations.

The balance sheet and statement of income of the Corporate is further allocated based on certain allocation rules which are described in detail in the following pages.

Related parties are reflected as a separate activity in the unbundled financial statements.

Preparation of unbundled trial balances

In the Company's accounting system, each cost centre represents an organizational entity, in which the assets and liabilities are recorded.

General and Cost Accounting trial balances, through the codification of each cost centre, provides the ability of detection and grouping of data which are directly ascribed to activities, and of composition of activities trial balances.

These trial balances include the balances of all balance sheet and statement of income accounts per activity.

In order for these trial balances to be generated, the following tasks are performed (this process is applied per account and cost centre for the minimum account degree in General and Cost Accounting):

- Cost centers are recorded in order to identify the boundaries of activities and then all cost centers to be assigned to activities with which they are related to.
- Each modification in cost centers and trial balance accounts is detected and recorded in order to be embedded in the proper activities or balance sheet and income statement accounts respectively.
- The trial balance accounts are codified and grouped into sections of the balance sheet and of the income statement based on company's needs and its published financial statements.
- It is ensured that all cost centers are subordinate to one of the predefined activities and, at the same time, there is no possibility that two distinct activities include the same cost centre.
- The sum totals of the cost centers and accounts are reconciled with the comprehensive trial balance of the Company.
- The amounts that are depicted in the Corporate trial balance (which include the central financial services where a significant amount of the accounting entries is performed) and relate to the activities (e.g. significant balances of suppliers and contractors, taxes etc), are identified and ascribed in the activities based on the information extracted through the peripheral subsystems (subsystem of beneficiaries', fixed assets, constructions etc).
- The account balances, which, due to their nature, do not relate to activities into which have been ascribed, are reclassified and ascribed into the correct activities.
- The account balances which relate to activities and have not been directly ascribed or correlated with specific activities, are concentrated separately, in order to be allocated based on allocation criteria per fourth-degree account (the lowest account degree where the accounting entries are performed).

The allocation criteria, which are used for the first level of allocations and derived from trial balances amounts, are the following:

- **Payroll:** applies for the allocation of account balances related either with payroll or with general personnel issues (e.g. various payroll receivables and obligations, social securities funds, personnel loans etc). The specific allocation criterion is defined based on the payroll of employees who were actually employed in this activity (allocated payroll). According to this criterion, each activity proportionally receives an amount from the allocated Corporate accounts, based on the percentage of its participation in the total payroll amount of activities.
- **Material consumption:** applies for the allocation of account balances which are related to the materials consumption and suppliers cycle (e.g. orders from abroad, purchases in transit, suppliers etc.). According to this criterion, each activity's proportion depends on the total amount of activity's material consumptions in terms of total consumption.
- **Net book value of assets:** applies for the allocation of the account balances that are related to the fixed assets cycle (e.g. projects receivables, projects advances, subsidies, contractor works beneficiaries, contractors taxes etc) and reflects the total amount of assets net book value for each activity in terms of total net book value.

- **Total Operating Expenses:** used for the allocation of general nature's accounts balances and expresses total value of operating expenses of every activity expressed in terms of total operating expenses.
- **Compensation and third party fees:** applies for the allocation of the corresponding category of accounts and reflects the ratio of Compensation and third party fees of every activity expressed in terms of total.
- **Third party allowances:** used for the allocation of the trial balance accounts that relate to third party allowances (apart from contract works), such as rentals, water supply, postage, etc.
- **Various expenses:** used for the allocation of various expenses accounts balances except for travel expenses, which relate to payroll; it is quantified as the ratio of every activity's various expenses expressed in terms of total various expenses.
- **Depreciation Expense:** applies for the allocation of depreciation expense accounts balances.The value of every activity's depreciation expense expressed in terms of total depreciation expense represents the corresponding percentage from the allocation.
- **Sales:** it is used for the allocation of accounts balances that relate to the Company's sales.

The account balances of financial nature included in the balance sheet and income statement (cash and cash equivalents, loans, derivatives etc), are aggregated separately, in order to be further allocated in the activities.

Preparation of unbundled balance sheets and establishment of «Capital Funding» account

The balances of balance sheet accounts of financial nature are allocated in the activities according to each activity's capital funding, which equals the capital employed of every activity including the provisions of liabilities and excluding the investments in affiliates of assets.

Then, the balance sheet accounts' balances are allocated in the activities, which have still remained to the Corporate (fixed assets, inventories, cash & cash equivalents etc.), based on total of assets and liabilities of each activity. Corporate keeps in its balance sheet only investments in subsidiaries, joint ventures and affiliates as well as total equity and liabilities of the entity.

Upon completion of the aforementioned allocations, the balance sheets per activity are prepared.

Capital Funding, presented in separate line of liabilities, represents capitals been granted from the Company to every activity for the achievement of its business goals.

Total Capital Funding equals total equity, liabilities and provisions of the whole Company excluding the investments in related parties (subsidiaries, joint ventures and affiliates)

The allocated assets and liabilities of Corporate in activities are presented in a separate line item in each activity's financial statement.

Preparation of the unbundled statements of income

Income statement accounts of financial nature are allocated to activities based on Capital Funding of every activity, as calculated above.

Then, income statement account balances that have remained in Corporate are allocated in the activities. For the allocation of expenses the following procedure is applied:

Allocation of expenses of Information technology Department

Allocation of expenses of the Information Technology Department is performed in two phases. Initially, expenses that relate to the "ERMIS" system of customers' monitoring and billing are assigned to Distribution network and Supply.Then, the remaining expenses are allocated in the activities based on the number of employees of each activity.

Allocation of expenses of Real Estate Housing Department

The allocation criterion used for the allocation of the Real Estate Department's expenses is the surface occupied (in square meters) by each unit for housing its operations.

Allocation of Human resources Division

This Department consists of the Training Department, the Human Resources Department, the Organization, Health, Safety & Security Department and is allocated into the activities based on the number of employees (staff) of every activity.

Other Corporate Departments

All other Corporate Departments are allocated to activities based on direct expenses of every activity. These Departments are the following:

- CEO office
- Finance & Administrative Control
- Strategy & Planning
- Communication
- Legal Counsel
- Center for Research, Standards and Testing
- Internal Audit
- Finance
- Controlling
- Procurement and Supplies

Upon completion of the above allocations, the statements of income for each activity are prepared.

The Corporate expenses allocated to the activities are presented separately in a line item in each activity.

Quantification of inter-segment revenues and expenses among activities through the application of an internal pricing system

Within the framework of an integrated utility products and services are exchanged among its activities, which would be recorded if these activities would operate as independent entities.

In order for these products and services to be quantified and recorded, an internal pricing system is applied if necessary (where there is no external determination of internal exchanges).

The most important services and products internally exchanged in PPC among its activities that are presented in the unbundled financial statements are the following:

Product/ Service	Activity which Renders	Activity which Receives
Interconnected system		
Lignite	Mines	Generation
Energy self-consumption	Supply	Mines
Energy self-consumption	Supply	Generation
Energy self-consumption	Supply	Transmission
Use of distribution network	Distribution Network	Supply
System of Crete		
Energy	Generation	Supply
Use of distribution network	Distribution Network	Supply
System of other non-interconnected islands		
Energy	Generation	Supply
Use of distribution network	Distribution Network	Supply

Each activity's revenues from product sales or services to another activity are quantified, through the internal pricing system.

Also, the activity that receives the product/ service records the related cost (expense).

For unbundled balance sheet preparation purposes, it is considered that all transactions among the activities are settled in cash and as a result, no accounts receivable or accounts payable are recorded among the activities in their balance sheets.

The following diagram presents the aforementioned relations on an integrated level and for the three systems for which the PPC prepares unbundled financial statements (interconnected system, system of Crete and system of other non interconnected islands).


Interconnected System
MINES
GENERATION
TRANSMISSION
DESMIE S.A.
SUPPLY NETWORK
SUPPLY
System of Crete
GENERATION
SUPPLY NETWORK
SUPPLY
System of other non interconnected islands
GENERATION
SUPPLY NETWORK
SUPPLY
physical flow
invoicing and cash flow
internal pricing

The inter-segment energy sales for self-consumption are calculated based on each activity's metered consumption of energy and the prices applied for third party sales of the same customer class.

All other inter-segment revenues from products and services are calculated as follows:

- The total cost of each activity is calculated (activity's direct operating expenses plus any indirect costs allocated and minus any other revenues)
- A mark up of 2.24% on Capital Employed (PPC return on capital employed) is added to calculate the related revenue. The 2.24% return on capital employed is calculated as the ratio of PPC EBIT over the total PPC capital funding to all activities.
- The revenue calculated is recorded as an internal income for the selling activity and as an expense for the receiving activity.

In more detail, in the interconnected system:

- The Mines internal revenue internal is calculated with a return on capital employed of 2.24%.
- The Generation revenues are recorded based on the daily market transaction settlements carried out by the HTSO.
- The Transmission revenue reflects actual billings to HTSO for the rent of the Transmission Grid.
- The Distribution Network internal revenue is calculated with a return on capital employed of 2.24%.
- The Supply revenue reflects actual billings to final customers.

In the system of Crete and in the system of other non-interconnected islands:

- The Generation internal revenue is calculated with a return on capital employed of 2.24%.
- The Distribution Network internal revenue is calculated with a return on capital employed of 2.24%.
- The Supply revenue reflects actual billings to final customers.

Finally, for the purpose of preparation of the unbundled financial statements, services that PPC receives / renders to / from the HTSO (ancillary services, energy, etc.) are quantified and presented separately, and not on a net basis, a practice which is applied by PPC through the preparation process of its consolidated financial statements.

PUBLIC POWER CORPORATION S.A.
Corporate Seat: 30 Chalkokondyli Street
GR – 10432, Athens

Switchboard
+30 210 5230 301

Fax
30 210 5234 379

www.dei.gr

Supervision of Material
Financial Department PPC S.A.
Planning & of Performance Management Department PPC S.A

Supervision of Publication
Communications Department PPC S.A

Design - Art Supervision
INK Design

Copies of the Report are available at
Shareholders' Relations Office

30 Chalkokondyli Street

GR – 10432, Athens

Tel: +30 210 5230 951

Fax: +30 210 5230 394

E-mail: m.onasoglou@dei.com.gr



PUBLIC POWER CORPORATION S.A. ATHENS JUNE 2007

30 Chalkokondili Str., 104 32 Athens - GR, Tel: +30 210 5230 301, Fax: +30 210 5234 379, www.dei.gr

END